2008 Financial Report

Schering-Plough

Schering-Plough Corporation

Schering-Plough is a science-centered global health care company. Our researchers begin with novel ideas to treat serious diseases, then transform them into molecules that may become valuable new medicines for patients. With the integration of Organon BioSciences, Schering-Plough has a broad range of therapeutic areas, an industry-leading late-stage product pipeline, and greater diversity from having the world's largest animal health business and important consumer products. As we work toward our goal of delivering long-term high performance, we continue to pursue our long-standing focus: To provide a steady flow of innovative medicines and services, while earning the trust of the physicians, patients and other customers we serve.

2008 Financial Highlights

Dollars in millions, except per share figures	2008(1)	2007(1)	% Change
Operating Results			
Net sales(2)	$18,502	$12,690	46%
Income/(loss) before income taxes(3)	2,049	(1,215)	N/M
Net income/(loss)(3)	1,903	(1,473)	N/M
Diluted earnings/(loss) per common share(3)	1.07	(1.04)	N/M
Investments			
Research and development	$ 3,529	$ 2,926	21%
Acquired in-process research and development	—	3,754	N/M
Capital expenditures	747	618	21%
Financial Condition			
Total assets	$28,117	$29,156	(4)%
Shareholders' equity	10,529	10,385	1%
Other Data			
Cash dividends per common share	$ 0.26	$ 0.25	
Average shares outstanding used in calculating diluted (loss)/earnings per common share (in millions)	1,635	1,536	

(1) Operating results and other financial information reflect the closing of the Organon BioSciences N.V. (OBS) acquisition on November 19, 2007, including the impacts of purchase accounting in accordance with SFAS 141, "Business Combinations."

(2) Net sales and percent change are on a U.S. GAAP basis and do not include the impact of sales made by the cholesterol joint venture.

(3) 2008 and 2007 include Special and acquisition-related charges of $329 million and $84 million, respectively.

For further details, see Notes to Consolidated Financial Statements.

N/M — Not a meaningful percentage.

Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE SUMMARY

Overview of Schering-Plough

Schering-Plough is an innovation-driven science-centered global health care company. Schering-Plough discovers, develops and manufactures pharmaceuticals for three customer markets — prescription, animal health, and consumer. While most of the research and development activity is directed toward prescription products, there are important applications of this central research and development platform into the animal health products and the consumer health care products. Schering-Plough also accesses external innovation via partnering, in-licensing and acquisition for all three customer markets.

Strategy — Focused on Science

In 2003, soon after Fred Hassan was elected as Chairman of the Board and Chief Executive Officer of Schering-Plough Corporation, he initiated a six-to-eight year strategic plan, called the Action Agenda. A key component of the Action Agenda is applying science to meet unmet medical needs. A core strategy of Schering-Plough is to invest substantial funds in scientific research with the goal of creating therapies and treatments that address important unmet medical needs and also have commercial value. Consistent with this core strategy, Schering-Plough has increased its investment in research and development. Schering-Plough has been successful in advancing the pipeline and has several late-stage projects that will require sizable resources to complete. Schering-Plough continues to develop the later-phase pipeline compounds (e.g., golimumab, sugammadex in the U.S., thrombin receptor antagonist, vicriviroc, boceprevir and asenapine), and its progressing early pipeline includes drug candidates across a wide range of therapeutic areas.

Another key component of the Action Agenda is the focus on building long-term value for shareholders and for the patients who rely upon Schering-Plough's drugs. This longer-term focus includes concurrent emphasis on growing sales, disciplined cost controls and investing in research and development for the future.

Early on, Hassan, and the new management team that he recruited, applied the Action Agenda to stabilizing, repairing and turning around Schering-Plough after Schering-Plough encountered challenges earlier this decade under a prior management team.

Currently, Schering-Plough continues work in the fourth of five phases of the Action Agenda. During the fourth, or Build the Base phase, Schering-Plough continues to focus on its strategy of value creation across a broad front. Over the past five years, sales of Schering-Plough pharmaceutical products across an array of therapeutic areas showed strong growth compared to prior periods and other pharmaceutical companies. Schering-Plough's pharmaceutical sales and marketing activities were further expanded in newer markets. This geographic diversity adds to growth and makes performance less sensitive to any one geographic area. Substantial progress was made with the integration of Organon BioSciences N.V. (OBS), purchased from Akzo Nobel in late 2007. That acquisition was transformative, giving Schering-Plough:

- Key new pipeline projects (including asenapine for schizophrenia and bipolar disease and sugammadex to reverse deep anesthesia);
- Key products in two new therapeutic areas — Women's Health and Central Nervous System;
- A position as a leader in Animal Health by combining Schering-Plough Animal Health with Intervet;
- A leadership position in animal vaccines at Intervet and early-stage innovation capabilities in human vaccines at Nobilon;

- Additional state-of-the-art biologics capabilities;
- A substantial expansion to the Company's geographic footprint; and
- Significant talent, including in key research and development functions.

In April 2008, Schering-Plough announced the Productivity Transformation Program (PTP). The goal of this program, which includes the ongoing integration of OBS, is to create a leaner, stronger company to support Schering-Plough's goal of building long-term high performance despite the current challenging pharmaceutical industry environment and the particular challenges facing Schering-Plough. This program targets savings of $1.5 billion on an annualized basis by 2012 and is designed to reduce and avoid costs, while increasing productivity. Of the total targeted savings, approximately $1.25 billion are anticipated to be accomplished by the end of 2010 with the balance achieved by 2012. The targeted savings envisioned by this program include those resulting from the previously announced OBS integration synergies. Beyond this program, Schering-Plough anticipates investing in new high-priority clinical trials, the pursuit of strategic opportunities, including product launches and anticipates natural cost growth.

As part of the Action Agenda, Schering-Plough continues to work to enhance infrastructure, upgrade processes and systems and strengthen talent. While these efforts are being implemented on a companywide basis, Schering-Plough is focusing especially on research and development to support Schering-Plough's science-based business.

The pharmaceutical industry is under increasing political and regulatory pressure, particularly in the United States and Schering-Plough and the Merck/Schering-Plough Cholesterol Joint Venture have encountered specific challenges during 2008, as explained in more detail in Schering-Plough's 2008 10-K, Item 3, "Legal Proceedings," Litigation and Investigations relating to the Merck/Schering-Plough Cholesterol Joint Venture.

The strength Schering-Plough built during the earlier phases of the Action Agenda, including the diversified group of products, customer segments, and geographic areas, as well as its highly experienced executive team, will be helpful in weathering current and future challenges, including those relating to the Merck/Schering-Plough Cholesterol Joint Venture.

Results and Highlights of Schering-Plough's performance in 2008 are as follows:

- Schering-Plough's net sales for 2008 were $18.5 billion, an increase of $5.8 billion, or 46 percent, as compared to 2007. This increase in net sales was primarily due to the contribution of the products from OBS during 2008.
- For 2008, net sales outside the U.S. totaled $12.9 billion. This approximated 70 percent of consolidated net sales.
- Net income available to common shareholders for 2008 was $1.8 billion which includes a gain on the divestitures of certain Animal Health products.
- Increased sales in 2008, of pharmaceutical products such as REMICADE, TEMODAR and NASONEX as well as increased sales in the Animal Health segment contributed favorably to Schering-Plough's overall operating results. Overall operating results also benefited from the increased sales of OBS products.
- Global combined net sales of Schering-Plough's cholesterol franchise products, VYTORIN and ZETIA, decreased 11 percent during 2008 as compared 2007. Combined net sales of the products VYTORIN and ZETIA in the U.S. decreased 24 percent during 2008 as compared to 2007.

Strategic Alliances

As is typical in the pharmaceutical industry, Schering-Plough licenses manufacturing, marketing and/or distribution rights to certain products to others, and also manufactures, markets and/or distributes products owned by others pursuant to licensing and joint venture arrangements. Any time that third parties are involved, there are additional factors relating to the third party and outside the control of Schering-Plough that may create positive or negative impacts on Schering-Plough. VYTORIN, ZETIA and REMICADE are subject to such arrangements and are key to Schering-Plough's current business and financial performance.

In addition, any potential strategic alternatives may be impacted by the change of control provisions in those arrangements, which could result in VYTORIN and ZETIA being acquired by Merck or REMICADE and golimumab reverting back to Centocor. The change in control provision relating to VYTORIN and ZETIA is included in the contract with Merck, filed as Exhibit 10(r) to Schering-Plough's 2008 10-K, and the change of control provision relating to REMICADE and golimumab is contained in the contract with Centocor, filed as Exhibit 10(v) to Schering-Plough's 2008 10-K.

Cholesterol Franchise

Schering-Plough's cholesterol franchise products, VYTORIN and ZETIA, are managed through a joint venture between Schering-Plough and Merck for the treatment of elevated cholesterol levels in all markets outside of Japan. ZETIA is Schering-Plough's novel cholesterol absorption inhibitor. VYTORIN is the combination of ZETIA and Zocor (simvastatin), a statin medication developed by Merck. The financial commitment to compete in the cholesterol-reduction market is shared with Merck, and profits from the sales of VYTORIN and ZETIA are also shared with Merck. The operating results of the joint venture with Merck are recorded using the equity method of accounting.

The cholesterol-reduction market is the single largest pharmaceutical category in the world. VYTORIN and ZETIA are competing in this market. Global total combined sales of VYTORIN and ZETIA for 2008, decreased 11 percent as compared to 2007. During 2008, total combined sales of VYTORIN and ZETIA in the U.S. declined 24 percent as compared to 2007. During 2008, total combined sales of VYTORIN and ZETIA outside the U.S. increased 30 percent as compared to 2007. As of December 2008, total combined prescription share for VYTORIN and ZETIA in the U.S. was down versus December 2007 from 16.9 percent to 10.1 percent. In the past, Schering-Plough's profitability has been largely dependent upon the performance of the cholesterol franchise; while performance of the cholesterol franchise is still material to Schering-Plough, as the product diversity has become stronger (through the OBS acquisition as well as development of other Schering-Plough products) the dependence on the cholesterol franchise is lessening.

Japan is not included in the joint venture with Merck. In the Japanese market, Bayer Healthcare is co-marketing Schering-Plough's cholesterol-absorption inhibitor, ZETIA, which was approved in Japan in April 2007 as a monotherapy and co-administered with a statin for use in patients with hypercholesterolemia, familial hypercholesterolemia or homozygous sitosterolemia. ZETIA was launched in Japan during June 2007. Schering-Plough's sales of ZETIA in Japan under the co-marketing agreement with Bayer Healthcare are recognized in net sales and included in Other Pharmaceuticals.

License Arrangements with Centocor

REMICADE is prescribed for the treatment of inflammatory diseases such as rheumatoid arthritis, early rheumatoid arthritis, psoriatic arthritis, Crohn's disease, ankylosing spondylitis, plaque psoriasis and ulcerative colitis. REMICADE is Schering-Plough's second-largest marketed pharmaceutical product line (after the cholesterol franchise). REMICADE is licensed from and manufactured by Centocor, Inc., a Johnson & Johnson company. During 2005, Schering-Plough exercised an option under its contract with Centocor for license rights to develop and commercialize golimumab, a fully human monoclonal antibody which has been filed for approval in Europe. Schering-Plough has exclusive marketing rights to both products outside the U.S., Japan and certain Asian markets. In December 2007, Schering-Plough and Centocor revised their distribution agreement regarding the development, commercialization and distribution of both REMICADE and golimumab, extending Schering-Plough's rights to exclusively market REMICADE to match the duration of Schering-Plough's exclusive marketing rights for golimumab. Effective upon regulatory approval of golimumab in the EU, Schering-Plough's marketing rights for both products will extend for 15 years after the first commercial sale of golimumab within the EU. Centocor will receive a progressively increased share of profits on Schering-Plough's distribution of both products in the Schering-Plough marketing territory between 2010 and 2014, and the share of profits will remain fixed thereafter for the remainder of the term. The changes to the duration of REMICADE marketing rights and the profit sharing arrangement for the products are all conditioned on approval of golimumab being granted prior to September 1, 2014. Schering-

Plough may independently develop and market golimumab for a Crohn's disease indication in its territories, with an option for Centocor to participate. In addition, Schering-Plough and Centocor agreed to utilize an autoinjector device in the commercialization of golimumab and further agreed to share its development costs.

Manufacturing, Sales and Marketing

Schering-Plough supports commercialized products with manufacturing, sales and marketing efforts. Schering-Plough is also moving forward with additional investments to enhance its infrastructure and business, including capital expenditures for the drug development process (where products are moved from the drug discovery pipeline to markets), information technology systems, and post-marketing studies and monitoring.

Schering-Plough continually reviews the business, including manufacturing operations, to identify actions that will enhance long-term competitiveness. However, Schering-Plough's manufacturing cost base is relatively fixed, and actions to significantly reduce Schering-Plough's manufacturing infrastructure, including specific reductions in the number of Schering-Plough manufacturing facilities that will be made as part of the Productivity Transformation Program involve complex issues. As a result, shifting products between manufacturing plants can take many years due to construction and regulatory requirements, including revalidation and registration requirements. Future events and decisions may lead to asset impairments or related costs.

Regulatory and Competitive Environment

Schering-Plough is subject to the jurisdiction of various national, state and local regulatory agencies. Regulatory compliance is complex and costly, impacting the timing needed to bring new drugs to market and to market drugs for new indications.

Schering-Plough engages in clinical trial research in many countries around the world. Research activities must comply with stringent regulatory standards and are subject to inspection by the U.S., the EU, and local country regulatory authorities. Schering-Plough is subject to pharmacovigilance reporting requirements in many countries and other jurisdictions, including the U.S., the EU, and the EU member states. Clinical trials and post-marketing surveillance of certain marketed drugs of competitors within the industry have raised safety concerns that have led to recalls, withdrawals or adverse labeling of marketed products.

A number of intermediaries are involved between drug manufacturers, such as Schering-Plough, and patients who use the drugs. These intermediaries impact the patient's ability, and their prescribers' ability, to choose and pay for a particular drug. These intermediaries include health care providers, such as hospitals and clinics; payors and their representatives, such as employers, insurers, managed care organizations and governments; and others in the supply chain, such as pharmacists and wholesalers. Further, in the U.S., many of Schering-Plough's pharmaceutical products are subject to increasingly competitive pricing as certain of the intermediaries (including managed care groups, institutions and government agencies) seek price discounts. In most international markets, Schering-Plough operates in an environment of government-mandated cost-containment programs. Also, the pricing, sales and marketing programs and arrangements, and related business practices of Schering-Plough and other participants in the health care industry are under continued scrutiny from federal and state regulatory, investigative, prosecutorial and administrative entities.

The market for pharmaceutical products is competitive. Schering-Plough's operations may be affected by technological advances of competitors, industry consolidation, patents granted to competitors, loss of patent protection due to challenges by competitors, competitive combination products, new products of competitors, new information from clinical trials of marketed products or post-marketing surveillance and generic competition as Schering-Plough's products mature.

OBS Acquisition

On November 19, 2007, Schering-Plough acquired OBS for a purchase price of approximately Euro 11 billion in cash, or approximately $16.1 billion.

Commencing from the acquisition date, OBS's assets acquired and liabilities assumed, as well as the results of OBS's operations, are included in Schering-Plough's consolidated financial statements. There were approximately one and one-half months of results of operations relating to OBS included in Schering-Plough's Statement of Consolidated Operations for the year ended December 31, 2007.

The impact of purchase accounting resulted in the following non-cash charges in 2008 and 2007:

- Acquired In-Process Research and Development (IPR&D), which was a one-time charge of approximately $3.8 billion in 2007.
- Amortization of inventory adjusted to fair value of approximately $1.1 billion was charged to Cost of Sales ($889 million in 2008 and $258 million in 2007).
- Amortization of acquired intangible assets adjusted to fair value, of which $6.8 billion will be amortized over a weighted average life of 15 years to Cost of Sales ($527 million in 2008 and $65 million in 2007).
- Incremental depreciation relating to the adjustment in fair value on property, plant and equipment of approximately $900 million that will be depreciated primarily to Cost of Sales over the lives of the applicable property ($33 million in 2008 and $3 million in 2007).

DISCUSSION OF OPERATING RESULTS

The results of operations in 2008 and 2007 discussed below include OBS's product sales and expenses as well as certain non-cash charges relating to purchase accounting associated with the OBS acquisition.

Net Sales

Consolidated net sales in 2008 were $18.5 billion, an increase of $5.8 billion or 46 percent as compared to 2007. Consolidated net sales in 2008 included $5.4 billion of net sales of products from OBS. The increase was primarily due to the acquisition of OBS, on November 19, 2007. Foreign exchange had an estimated 3% favorable impact on sales in 2008. Since the acquisition of OBS, a greater proportion of Schering-Plough's sales are denominated in Euros. Net sales outside the U.S. are approximately 70 percent of consolidated net sales.

Consolidated net sales in 2007 were $12.7 billion, an increase of $2.1 billion or 20 percent compared to 2006. Consolidated net sales in 2007 included $626 million of net sales of products from OBS related to the period subsequent to the acquisition. The increase primarily reflected the growth in sales volumes of REMICADE, TEMODAR, NASONEX and AVELOX as well as contributions from Animal Health and Consumer Health Care and an estimated favorable impact of 4 percent from foreign exchange.

A significant portion of U.S. net sales are made to major pharmaceutical and health care product distributors and major retail chains. Consequently, net sales and quarterly growth comparisons may be affected by fluctuations in the buying patterns of major distributors, retail chains and other trade buyers. These fluctuations may result from seasonality, pricing, wholesaler, retail and trade buying decisions, changes in overall demand factors or other factors. In addition to these fluctuations, sales of many pharmaceutical products in the U.S. are subject to increased pricing pressure from managed care groups, institutions, government agencies, and other groups seeking discounts. Schering-Plough and other pharmaceutical manufacturers in the U.S. market are also required to provide statutorily defined rebates to various government agencies in order to participate in the Medicaid program, the veterans health care program, and other government-funded programs. The Medicare Prescription Drug Improvement and Modernization Act of 2003 contains a prescription drug benefit for individuals who are eligible for Medicare. This prescription drug benefit became effective on January 1, 2006 and is resulting in increased use of generics and increased purchasing power of those negotiating on behalf of Medicare recipients. In most international markets, Schering-Plough operates in an environment where governments may and have mandated cost-containment programs, placed restrictions on physician prescription levels and patient reimbursements, emphasized greater use of generic drugs and enacted across-the-board price cuts as methods to control costs.

Net sales for the years ended December 31, 2008, 2007, and 2006 were as follows:

	2008	2007	2006	% Increase (Decrease) 2008/2007	2007/2006
	(Dollars in millions)				
PRESCRIPTION PHARMACEUTICALS	**$14,253**	**$10,173**	**$ 8,561**	**40%**	**19%**
REMICADE	2,118	1,648	1,240	28%	33%
NASONEX	1,155	1,092	944	6%	16%
TEMODAR	1,002	861	703	16%	22%
PEGINTRON	914	911	837	—	9%
CLARINEX/AERIUS	790	799	722	(1)%	11%
FOLLISTIM/PUREGON(1)	577	57	—	N/M	N/M
NUVARING(1)	440	45	—	N/M	N/M
CLARITIN Rx	425	391	356	9%	10%
AVELOX	376	384	304	(2)%	26%
INTEGRILIN	314	332	329	(5)%	1%
CAELYX	297	257	206	16%	25%
REBETOL	260	277	311	(6)%	(11)%
ZEMURON(1)	253	25	—	N/M	N/M
REMERON(1)	239	33	—	N/M	N/M
INTRON A	234	233	237	—	(2)%
SUBUTEX/SUBOXONE	230	220	203	5%	8%
ASMANEX	180	162	103	11%	57%
Other Pharmaceutical	4,449	2,446	2,066	N/M	18%
ANIMAL HEALTH	**2,973**	**1,251**	**910**	**138%**	**37%**
CONSUMER HEALTH CARE	**1,276**	**1,266**	**1,123**	**1%**	**13%**
OTC	680	682	558	—	22%
Foot Care	357	345	343	3%	1%
Sun Care	239	239	222	—	8%
CONSOLIDATED NET SALES	**$18,502**	**$12,690**	**$10,594**	**46%**	**20%**

(1) Products acquired in OBS acquisition on November 19, 2007

N/M — Not a meaningful percentage.

Sales of Prescription Pharmaceuticals in 2008 totaled $14.3 billion, a $4.1 billion or 40 percent increase compared to 2007. Included in 2008 and 2007 are $3.5 billion and $409 million of net sales related to Organon, the human health business of OBS. Sales of Prescription Pharmaceuticals in 2007 totaled $10.2 billion, a $1.6 billion or 19 percent increase compared to 2006.

International net sales of REMICADE, a drug for the treatment of immune-mediated inflammatory disorders such as rheumatoid arthritis, early rheumatoid arthritis, psoriatic arthritis, Crohn's disease, ankylosing spondylitis, plaque psoriasis, and ulcerative colitis, were up 28 percent to $2.1 billion in 2008 as compared to 2007 driven by continued market growth, expanded penetration in certain indications and a favorable impact from foreign exchange. International net sales increased 33 percent in 2007 to $1.6 billion as compared to 2006, due to greater demand, expanded use across indications and a favorable impact from foreign exchange. REMICADE is an anti-TNF antibody, marketed by Schering-Plough outside of the U.S., Japan and certain Asian markets. Competitive products for the indications referred to above have been introduced during 2007 and 2008.

Global net sales of NASONEX Nasal Spray, a once-daily corticosteroid nasal spray for allergies, rose 6 percent to $1.2 billion in 2008 as compared to 2007 due to increased sales in the international market and 16 percent to $1.1 billion in 2007 as compared to 2006, as the product captured greater U.S. and international market share in 2007. Competitive products have been introduced in 2007 and 2008.

Global net sales of TEMODAR, a treatment for certain types of brain tumors, increased 16 percent to $1 billion in 2008 as compared to 2007 due to increased sales across geographic regions. Global net sales increased 22 percent to $861 million in 2007 as compared to 2006 due to increased sales across geographic markets, including Japan, where the product was launched in September 2006. TEMODAR will lose patent exclusivity in the EU in 2009.

Global net sales of PEGINTRON Powder for Injection, a pegylated interferon product for treating hepatitis C, were essentially flat in 2008 as compared to 2007, including a favorable impact of foreign exchange. Global net sales increased 9 percent to $911 million in 2007 as compared to 2006 due to higher sales in Latin America and emerging markets across Europe, and tempered by lower sales in Japan due to increased competition and a decrease in the U.S. market size.

Global net sales of CLARINEX (marketed as AERIUS in many countries outside the U.S.), for the treatment of seasonal outdoor allergies and year-round indoor allergies, in 2008 decreased 1 percent to $790 million as compared to 2007 primarily due to lower sales in the United States. Global net sales in 2007 increased 11 percent to $799 million as compared to 2006 primarily due to higher sales in international markets.

Global net sales of FOLLISTIM/PUREGON, a recombinant follicle-stimulating hormone for treating infertility, were $577 million in 2008 and $57 million for 2007 (which represent sales from the date of the OBS acquisition on November 19, 2007 through December 31, 2007). FOLLISTIM/PUREGON will lose patent exclusivity in the EU in 2009.

Global net sales of NUVARING, a contraception product, were $440 million for 2008 and $45 million for 2007 (which represent sales from the date of the OBS acquisition on November 19, 2007 through December 31, 2007).

International net sales of prescription CLARITIN increased 9 percent to $425 million in 2008 as compared to 2007, primarily due to higher sales in Japan and favorable foreign exchange. Sales in 2007 increased 10 percent to $391 million as compared to 2006, reflecting growth in Latin America, Asia Pacific and Japan.

Net sales of AVELOX, a fluoroquinolone antibiotic for the treatment of certain respiratory and skin infections, marketed in the U.S. by Schering-Plough as a result of its license agreement with Bayer, decreased 2 percent to $376 million in 2008 as compared to 2007, reflecting a decline in the U.S. respiratory tract infection market. Net sales in 2007 increased 26 percent to $384 million in 2007 as compared to $304 million in 2006, primarily as a result of increased market share.

Global net sales of INTEGRILIN Injection, a glycoprotein platelet aggregation inhibitor for the treatment of patients with acute coronary syndrome, that is sold primarily in the U.S. by Schering-Plough, decreased 5 percent to $314 million in 2008 as compared to 2007. During 2007, sales increased 1 percent to $332 million as compared to 2006.

International net sales of CAELYX, for the treatment of ovarian cancer, metastatic breast cancer and Kaposi's sarcoma, increased 16 percent to $297 million in 2008 as compared to 2007 primarily due to higher sales across Europe and favorable foreign exchange. Sales in 2007 increased 25 percent to $257 million as compared to 2006 primarily due to increased sales in Latin America and a favorable impact from foreign exchange.

Global 2008 net sales of REBETOL Capsules, for use in combination with PEGINTRON or INTRON A for treating hepatitis C, decreased 6 percent to $260 million as compared to 2007 due to lower sales in Japan and continued generic competition. Global net sales in 2007 decreased 11 percent to $277 million as compared to 2006 due to lower patient enrollment in Japan and increased generic competition.

Global net sales of ZEMURON, a muscle relaxant used in surgical procedures, were $253 million in 2008 and $25 million in 2007 (which represent sales from the date of the OBS acquisition on November 19,

2007, through December 31, 2007). ZEMURON lost patent exclusivity in the U.S. in October 2008 and will lose patent exclusivity in the EU in 2009.

Global net sales of REMERON, an antidepressant, were $239 million in 2008 and $33 million in 2007 (which represent sales from the date of the OBS acquisition on November 19, 2007, through December 31, 2007).

Global net sales of INTRON A Injection, for chronic hepatitis B and C and other antiviral and anticancer indications, were essentially flat in 2008 as compared to 2007 and decreased 2 percent in 2007 to $233 million as compared to 2006. The decrease in 2007 as compared to 2006 was due to the conversion to PEGINTRON for treating hepatitis C in Japan.

International net sales of SUBUTEX/SUBOXONE, for the treatment of opiate addiction, increased 5 percent to $230 million in 2008 as compared to 2007. Sales increased 8 percent to $220 million in 2007 as compared to 2006. The increases in 2008 and 2007 resulted primarily from the benefit of foreign exchange.

Global net sales of ASMANEX, an orally inhaled steroid for asthma, were up 11 percent to $180 million in 2008 as compared to 2007 primarily due to market share growth in the U.S. Sales increased to $162 million in 2007 as compared to 2006 due to the increase in sales in the U.S.

Other pharmaceutical net sales include a large number of lower sales volume prescription pharmaceutical products and included $2.0 billion and $249 million of net sales from OBS products for 2008 and 2007, respectively. Several of these products are sold in limited markets outside the U.S., and many are multiple-source products no longer protected by patents. These products include treatments for respiratory, cardiovascular, dermatological, infectious, oncological and other diseases.

Global net sales of Animal Health products increased 138 percent to approximately $3.0 billion in 2008 as compared to 2007. Included in global Animal Health net sales are $1.9 billion related to Intervet, the animal health business of OBS. Global net sales in 2008 benefited from solid growth in all geographic areas, led by the cattle, poultry and companion animal product lines, coupled with a positive impact from foreign currency exchange rates. Global net sales increased 37 percent in 2007 to $1.3 billion as compared to 2006, reflecting strong growth of core brands across most geographic and species areas led by higher sales of companion animal products and the inclusion of Intervet sales. The Animal Health segment's sales are impacted by intense competition and the frequent introduction of generic products.

Global net sales of Consumer Health Care products, which include OTC, foot care and sun care products, increased 1 percent or $10 million as compared to 2007. The increase in 2008 was mainly due to higher sales of MiraLAX, which was launched in February 2007 as the first Rx-to-OTC switch in the laxative category in more than 30 years, offset by lower sales of other OTC products. OTC CLARITIN sales decreased 12 percent to $405 million in 2008 as compared to 2007 as a result of increased competition from private-label products. Global net sales in 2007 increased 13 percent or $143 million as compared to 2006 reflecting an increase in sales of sun care products and DR. SCHOLL'S products and the launch of MiraLAX. In addition, sales of OTC CLARITIN increased 18 percent to $462 million in 2007 as compared to 2006 due to sales growth across all product forms. Net sales of sun care products increased $17 million or 8 percent in 2007 as compared to 2006, primarily due to the success of COPPERTONE CONTINUOUS SPRAY products launched in 2005. The consumer health care market is highly competitive, with heavy advertising to consumers and frequent competitive product introductions, including a former prescription antihistamine that was launched for OTC sales in early 2008, and the impact of U.S. consumers' purchasing patterns.

Costs, Expenses and Equity Income

A summary of costs, expenses and equity income for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006	% Increase (Decrease) 2008/2007	2007/2006
	(Dollars in millions)				
Gross margin	60.5%	65.3%	65.1%	(4.8)%	0.2%
Selling, general and administrative (SG&A)	$ 6,823	$ 5,468	$ 4,718	24.8%	15.9%
Research and development (R&D)	3,529	2,926	2,188	20.6%	33.7%
Acquired in-process research and development (IPR&D)	—	3,754	—	N/M	N/M
Other expense/(income), net	335	(683)	(135)	N/M	N/M
Special and acquisition-related charges	329	84	102	N/M	N/M
Equity income	(1,870)	(2,049)	(1,459)	(9)%	40.4%

N/M — Not a meaningful percentage

Substantially all the sales of cholesterol products are not included in Schering-Plough's net sales. The results of these sales are reflected in equity income. In addition, due to the virtual nature of the joint venture, Schering-Plough incurs substantial selling, general and administrative expenses that are not captured in equity income but are included in Schering-Plough's Statements of Consolidated Operations. As a result, Schering-Plough's gross margin, and ratios of SG&A expenses and R&D expenses as a percentage of net sales do not reflect the benefit of the impact of the joint venture's operating results.

Gross margin

Gross margin was 60.5 percent in 2008 as compared to 65.3 percent in 2007. Gross margin in 2008 and 2007 was unfavorably impacted by $1.4 billion and $326 million, respectively, of purchase accounting adjustments included in cost of sales. These purchase accounting adjustments were a result of the amortization of fair values of primarily inventories and intangible assets acquired as part of the OBS acquisition. Gross margin in 2007, when compared to 2006, benefited from realized cost savings of approximately $100 million from manufacturing streamlining in 2006, the non-recurrence of $146 million of charges associated with the aforementioned manufacturing streamlining actions and favorable product mix.

Selling, general and administrative

Selling, general and administrative expenses (SG&A) increased 25 percent to $6.8 billion in 2008 as compared to 2007. The increase in SG&A is primarily due to the inclusion of expenses from OBS and the impact of foreign exchange partially offset by the Productivity Transformation Program savings.

SG&A increased 16 percent to $5.5 billion in 2007 as compared to 2006, reflecting higher promotion spending, ongoing investments in emerging markets and an unfavorable impact from foreign exchange.

Research and development

Research and development (R&D) spending increased 21 percent to $3.5 billion in 2008 as compared to 2007. Included in R&D in 2007 were upfront payments of $197 million mainly related to certain licensing transactions. The increase in R&D spending versus 2007 also reflects increased spending as a result of the OBS acquisition, as well as higher spending for clinical trials and related activities and investments to build greater breadth and capacity to support Schering-Plough's expanding global R&D pipeline. In 2007, R&D spending increased 34 percent to $2.9 billion as compared to 2006. The 2007 increase was due to higher costs associated with clinical trials, as well as building greater breadth and capacity to support Schering-Plough's pipeline. Changes in R&D spending also reflect the timing of Schering-Plough's funding of both internal research efforts and research collaborations with various partners to discover and develop a steady flow of innovative products.

To maximize its chances for the successful development of new products, Schering-Plough began a Development Excellence initiative in 2005 to build talent and critical mass, create a uniform level of excellence and deliver on high-priority programs within R&D. In 2006, Schering-Plough began a Global Clinical Harmonization Program to maximize and globalize the quality of clinical trial execution, pharmacovigilance and regulatory processes. Beginning in 2007, certain aspects of the Global Clinical Harmonization Program have been implemented and continue to be integrated into the processes of OBS.

Other expense/(income), net

Other expense/(income), net is comprised of the following for the years ended December 31:

	2008	2007	2006
	(Dollars in millions)		
Interest cost incurred	$ 555	$ 263	$ 184
Less: amount capitalized on construction	(19)	(18)	(12)
Interest expense	536	245	172
Interest income	(71)	(395)	(297)
Foreign exchange losses/(gains), net	47	(37)	2
Gain on sale of divested products	(160)	—	—
Realized gain on foreign currency options, net	—	(510)	—
Ineffective portion of interest rate swaps	—	7	—
Other, net	(17)	7	(12)
Total other expense/(income), net	$ 335	$(683)	$(135)

Schering-Plough had $335 million of other expense, net, for 2008 and $683 million of other income, net, for 2007. Interest expense was higher in 2008 due to the issuance of new debt in connection with the acquisition of OBS in the second half of 2007. Other expense, net, for 2008 includes $160 million ($149 million after tax) of gain on sale of the divestitures of certain Animal Health products as required by regulatory agencies in U.S. and Europe in connection with the acquisition of OBS. In addition, during 2008, Schering-Plough recognized a gain of $17 million ($12 million after tax) on the sale of a manufacturing site. Other income, net, for 2007 included net realized gains on foreign currency options of $510 million related to the OBS acquisition. The increase in Other income, net, in 2007 compared to 2006 also reflected higher interest income due to higher balances of cash equivalents and short-term investments partially offset by higher interest expense due to the issuance of new debt.

Special and acquisition-related charges and manufacturing streamlining

2008 Special and acquisition-related charges

Special and acquisition-related charges relate to the Productivity Transformation Program activities which include the ongoing integration of the OBS business. Special and acquisition-related charges for 2008 were $329 million. The costs for 2008 included $275 million of employee termination costs. The remaining charges of $54 million related to integration activities.

The following table summarizes the charges, cash payments and liabilities related to the Productivity Transformation Program, which includes the ongoing integration of OBS, through December 31, 2008:

		Acquisition-Related Liabilities	
	Employee Termination Costs	Employee Termination Costs	Other Exit Costs
	(Dollars in millions)		
Accrued liability at December 31, 2007	$ 23	$ 151	$ —
Charges(a)	254	21	—
Purchase price allocation items(b)	—	(3)	50
Cash payments	(154)	(169)	(18)
Accrued liability at December 31, 2008	$ 123	$ —	$ 32

(a) Recorded to special and acquisition-related charges.

(b) Recorded as part of purchase accounting. Included in acquisition-related liabilities at December 31, 2008 are costs to exit certain activities of OBS.

2007 Special and acquisition-related charges

During the year ended December 31, 2007, Schering-Plough incurred $84 million of special and acquisition-related charges, comprised of $61 million of integration-related costs for the OBS acquisition and $23 million of employee termination costs as part of integration activities.

2006 manufacturing streamlining

During 2006, Schering-Plough implemented changes to its manufacturing operations in Puerto Rico and New Jersey that have streamlined its global supply chain and further enhanced Schering-Plough's long-term competitiveness. These changes resulted in the phase-out and closure of Schering-Plough's manufacturing operations in Manati, Puerto Rico, and additional workforce reductions in Las Piedras, Puerto Rico, and New Jersey.

Special charges: Special charges in 2006 related to the changes in Schering-Plough's manufacturing operations totaled $102 million. These charges consisted of approximately $47 million of severance and $55 million of fixed asset impairments.

Cost of Sales: Included in 2006 cost of sales was approximately $146 million consisting of $93 million of accelerated depreciation, $46 million of inventory write-offs, and $7 million of other charges related to the closure of Schering-Plough's manufacturing facilities in Manati, Puerto Rico.

The following table summarizes activities reflected in the consolidated financial statements related to changes to Schering-Plough's manufacturing operations which were completed in 2006:

	Charges included in Cost of sales	Special charges	Total charges	Cash payments	Non-cash charges	Accrued Liability
			(Dollars in millions)			
Accrued liability at January 1, 2006						$ —
Severance	$ —	$ 47	$ 47	$(35)	$ —	12
Asset impairments	—	55	55	—	(55)	—
Accelerated depreciation	93	—	93	—	(93)	—
Inventory write-offs	46	—	46	—	(46)	—
Other	7	—	7	(2)	(5)	—
Total	$146	$102	$248	$(37)	$(199)	
Accrued liability at December 31, 2006						$ 12
Severance				$(12)		(12)
Accrued liability at December 31, 2007						$ —

Equity income

Sales of the Merck/Schering-Plough Cholesterol Joint Venture totaled $4.6 billion, $5.2 billion and $3.9 billion in 2008, 2007 and 2006, respectively. The sales decrease in 2008 was due primarily to lower market share in the U.S. partially offset by continued growth in international markets. The sales growth in 2007, as compared to 2006, was due primarily to an increase in market share.

The companies bear the costs of their own general sales forces and commercial overhead in marketing joint venture products around the world. In the U.S., Canada and Puerto Rico, the cholesterol agreements provide for a reimbursement to each company for physician details that are set on an annual basis, and in Italy, a contractual amount is included in the profit sharing calculation that is not reimbursed. In the U.S., Canada and Puerto Rico, this amount is equal to each company's agreed physician details multiplied by a contractual fixed fee. Schering-Plough reports these amounts as part of equity income. These amounts do not represent a reimbursement of specific, incremental and identifiable costs for Schering-Plough's detailing of the cholesterol products in these markets. In addition, these amounts are not reflective of Schering-Plough's sales effort related to the joint venture, as Schering-Plough's sales force and related costs associated with the joint venture are generally estimated to be higher.

In the U.S. market, Schering-Plough receives a greater share of profits on the first $300 million of annual ZETIA sales. Above $300 million of annual ZETIA sales, Merck and Schering-Plough generally share profits equally.

Costs of the joint venture that the companies contractually share are a portion of manufacturing costs, specifically identified promotion costs (including direct-to-consumer advertising and direct and identifiable out-of-pocket promotion) and other agreed upon costs for specific services such as market support, market research, market expansion, a specialty sales force and physician education programs.

Certain specified research and development expenses are generally shared equally by Schering-Plough and Merck.

The allergy/asthma agreements provided for the joint development and marketing by the companies of a once-daily, fixed-combination tablet containing loratadine/montelukast. In April 2008, the Merck/Schering-Plough joint venture received a not-approvable letter from the FDA for the proposed fixed combination of loratadine/montelukast. During the second quarter of 2008 the respiratory joint venture was terminated in accordance with the agreements. This action has no impact on the cholesterol joint venture. As a result of the termination of the respiratory joint venture, Schering-Plough received payments totaling $105 million, which Schering-Plough recognized during 2008 in equity income.

Equity income from the Merck/Schering-Plough joint venture totaled $1.9 billion, $2.0 billion and $1.5 billion in 2008, 2007, and 2006, respectively. The decrease in 2008 equity income amounts compared to 2007 reflects sales declines of VYTORIN and ZETIA in the U.S. partially offset by sales growth internationally and receipt of $105 million from the termination of the respiratory joint venture. The increase in 2007 equity income as compared to 2006 reflected increased sales of VYTORIN and ZETIA during 2007 as compared to 2006.

It should be noted that Schering-Plough incurs substantial selling, general and administrative and other costs, which are not reflected in equity income and instead are included in the overall cost structure of Schering-Plough.

Provision for income taxes

Tax expense was $146 million, $258 million and $362 million in 2008, 2007 and 2006, respectively. The 2008 and 2007 tax provision amounts included tax benefits of $344 million and $89 million, respectively, related to the amortization of fair values of certain assets acquired as part of the OBS acquisition and other purchase-accounting related items. The tax provisions in 2008, 2007 and 2006 do not include any benefit related to U.S. operating losses. During 2004, Schering-Plough established a valuation allowance on its net U.S. deferred tax assets, including the benefit of U.S. operating losses, as management concluded that it is not more likely than not that the benefit of the U.S. net deferred tax assets can be realized. At December 31, 2008, Schering-Plough continues to maintain a valuation allowance against its U.S. net deferred tax assets. Schering-Plough expects to report a U.S. Net Operating Loss (NOL) carryforward of $1.3 billion on its tax return for the year ended December 31, 2008. This U.S. NOL carryforward could be materially reduced after examination of Schering-Plough's income tax returns by the Internal Revenue Service (IRS).

Schering-Plough implemented the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," (FIN 48) as of January 1, 2007. As required by FIN 48, the cumulative effect of applying the provisions of the interpretation was reported as an adjustment to Schering-Plough's retained earnings balance as of January 1, 2007. Schering-Plough reduced its January 1, 2007 retained earnings by $259 million as a result of the adoption of FIN 48.

Schering-Plough's unrecognized tax benefits result primarily from the varying application of statutes, regulations and interpretations and include exposures on intercompany terms of cross border arrangements and utilization of cash held by foreign subsidiaries (investment in U.S. property) as well as Schering-Plough's tax matters litigation (see Note 21, "Legal, Environmental and Regulatory Matters", to the Consolidated Financial Statements for additional information). At December 31, 2008 and 2007, the total amount of unrecognized tax benefits was $994 million and $859 million, respectively, which includes tax liabilities as well as reductions to deferred tax assets carrying a full valuation allowance. At December 31, 2008 and 2007, approximately $596 million and $535 million, respectively, of total unrecognized tax benefits, if recognized, would affect the effective tax rate. Management believes it is reasonably possible that total unrecognized tax benefits could decrease over the next twelve-month period up to approximately $625 million. This would be primarily attributable to a decision in the tax matter currently being litigated in Newark District Court for which a decision has not yet been rendered, possible final resolution of Schering-Plough's 1997 through 2002 examination by the IRS and appeals and possible resolutions of various other matters. However, the timing of the ultimate resolution of Schering-Plough's tax matters and the payment and receipt of related cash is dependent on a number of factors, many of which are outside Schering-Plough's control.

Schering-Plough includes interest expense or income as well as potential penalties on uncertain tax positions as a component of income tax expense in the Statement of Consolidated Operations. The total amount of interest expense related to uncertain tax positions for the years ended December 31, 2008 and 2007 was $63 million and $50 million, respectively. The total amount of accrued interest related to uncertain tax positions at December 31, 2008 and 2007 was $245 million and $197 million, respectively, and is included in other accrued liabilities.

During the second quarter of 2007, the IRS completed its examination of Schering-Plough's 1997-2002 federal income tax returns. Schering-Plough is seeking resolution of an issue raised during this examination through the IRS administrative appeals process. In July 2007, Schering-Plough made a payment of $98 million to the IRS pertaining to the 1997-2002 examination. Schering-Plough's tax returns are open for examination with the IRS for the 1997 through 2008 tax years. During 2008, the IRS commenced its examination of the 2003 – 2006 federal income tax returns. This examination is expected to be completed in 2010. For most of its other significant tax jurisdictions (U.S., state and foreign), Schering-Plough's income tax returns are open for examination for the period 2000 through 2008.

Net income/(loss) available to common shareholders

Schering-Plough had a net income/(loss) available to common shareholders of $1.8 billion, $(1.6) billion and $1.1 billion for 2008, 2007 and 2006, respectively. Net income/(loss) available to common shareholders for 2008 and 2007 included approximately $1.1 billion and $4.0 billion, respectively, of charges related to purchase accounting for the OBS acquisition, Net income/(loss) available to common shareholders for 2008, 2007 and 2006 included the deduction of preferred stock dividends of $150 million, $118 million and $86 million, respectively, related to the 2004 and 2007 mandatory convertible preferred shares. The loss in 2007 was due to the impact of purchase accounting items from the OBS acquisition and increased interest expense as a result of the issuance of debt in the second half of 2007. These amounts were partially offset by the impacts of a gain on currency options in the 2007 period and a gain on the divestitures of certain Animal Health products in the 2008 period.

Net income/(loss) available to common shareholders for 2008, 2007 and 2006 also included special and acquisition-related charges and manufacturing streamlining costs of approximately $329 million, $84 million and $248 million, respectively. See Note 3, "Special and Acquisition-Related Charges and Manufacturing Streamlining," to the Consolidated Financial Statements for additional information.

LIQUIDITY AND FINANCIAL RESOURCES

Discussion of Cash Flow

	For the Years Ended December 31,		
	2008	2007	2006
	(Dollars in millions)		
Cash flow provided by operating activities	$ 3,364	$ 2,630	$ 2,161
Cash flow used for investing activities	(532)	(13,156)	(2,908)
Cash flow (used for)/provided by financing activities	(1,660)	10,089	(1,361)

Operating Activities

In 2008, operating activities provided $3.4 billion of cash, compared with net cash provided by operations of $2.6 billion in 2007. The increase is primarily due to the inclusion of the OBS business and the absence of special and acquisition-related payments in 2007 associated with the settlement of an investigation by the U.S. Attorney's Office for the District of Massachusetts involving certain of Schering-Plough's sales, marketing and clinical trial practices and programs (the Massachusetts Investigation).

In 2007, net cash provided by operating activities was $2.6 billion, an increase of $0.4 billion as compared to 2006. The increase was primarily due to a net realized gain of $510 million from foreign currency options relating to the OBS acquisition, higher net sales and equity income, partially offset by payments of $435 million for the settlement of the Massachusetts Investigation and $98 million for tax and interest due in connection with an examination by the IRS of Schering-Plough's 1997-2002 federal income tax returns.

During 2007, as part of an overall risk management strategy and in consideration of various preliminary financing scenarios associated with the acquisition of OBS, Schering-Plough purchased euro-denominated currency options (derivatives) for aggregate premiums of approximately $165 million and received proceeds of $675 million upon the termination of these options, resulting in a net realized gain of $510 million. These derivatives were short-term (trading) in nature and did not hedge a specific financing or investment transaction. Accordingly, the cash impacts of these derivatives were classified as operating cash flows in the Statement of Consolidated Cash Flows.

Investing Activities

Net cash used for investing activities during 2008 was $532 million and primarily relates to capital expenditures of $747 million partially offset by the proceeds from divested products of $241 million.

Net cash used for investing activities in 2007 was $13.2 billion, primarily consisting of $15.8 billion of net cash used to purchase OBS. In addition, the source of cash for investing activities in 2007 included a net reduction of short-term investments of $3.3 billion partially offset by $618 million of capital expenditures. Net cash used for investing activities during 2006 was $2.9 billion primarily related to the net purchases of short-term investments of $2.4 billion previously invested in cash equivalents and $458 million of capital expenditures.

Financing Activities

Net cash used for financing activities was $1.7 billion for 2008, compared to $10.1 billion of cash provided by financing activities for 2007. Uses of cash for financing activities for 2008 included the pay down of euro-denominated long-term debt of Euro 600 million and other debt payments (total payments $929 million), payment of dividends on common and preferred shares of $572 million and pay down of commercial paper and other short-term debt outstanding of $169 million.

Net cash provided by financing activities for 2007 included net proceeds on the issuance of common and preferred shares of approximately $1.5 billion and $2.4 billion, respectively, and net proceeds of approximately $6.4 billion on the issuance of long-term debt. Net cash provided by financing activities in 2007 also included $225 million of proceeds from stock option exercises offset by the payment of dividends on common and preferred shares of $481 million. Net cash used for financing activities during 2006 was $1.4 billion, which included the payment of dividends on common and preferred shares of $412 million and the repayment of $1.0 billion of bank debt and short-term commercial paper borrowings.

Other Discussion of Cash Flows

Schering-Plough expects to contribute approximately $350 million to its retirement plans during 2009, including approximately $200 million to the U.S. Schering-Plough Retirement Plan.

At December 31, 2008 and 2007, Schering-Plough had net debt (total debt less cash, cash equivalents, short-term investments and marketable securities) of $4.8 billion and $7.1 billion, respectively. Cash generated from operations, available cash and short-term investments and available credit facilities are expected to provide Schering-Plough with the ability to fund cash needs for the intermediate term.

Borrowings and Credit Facilities

On September 17, 2007, Schering-Plough issued $1.0 billion aggregate principal amount of 6.00 percent senior unsecured notes due 2017 and $1.0 billion aggregate principal amount of 6.55 percent senior unsecured notes due 2037. The net proceeds from this offering were approximately $2.0 billion. Interest on the notes is payable semi-annually. The effective interest rate on the 6.00 percent senior unsecured notes and the 6.55 percent senior unsecured notes, which incorporates the initial discount and debt issuance fees, is 6.13 percent and 6.67 percent, respectively. The interest rate payable on these notes is not subject to adjustment. The notes generally restrict Schering-Plough from creating or assuming liens or entering into sale and leaseback transactions unless the aggregate outstanding indebtedness secured by any such liens and related to any such sale and leaseback transactions does not exceed 10 percent of consolidated net tangible assets. These notes are redeemable in whole or in part, at Schering-Plough's option at any time, at a redemption price equal to the greater of (1) 100 percent of the principal amount of such notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date on a semiannual basis using the rate of Treasury Notes with comparable remaining terms plus 25 basis points for the 2017 notes or 30 basis points for the 2037 notes. If a change of control triggering event occurs, under certain circumstances, as defined in the prospectus, holders of the notes will have the right to require Schering-Plough to repurchase all or any part of the notes for a cash payment equal to 101 percent of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, to the date of purchase.

On October 1, 2007, Schering-Plough issued Euro 500 million aggregate principal amount of 5.00 percent senior unsecured euro-denominated notes due 2010 and Euro 1.5 billion aggregate principal amount of 5.375 percent senior unsecured euro-denominated notes due 2014. The net proceeds from this offering were approximately $2.8 billion. Interest on the notes is payable annually. The effective interest rate on the 5.00 percent senior unsecured euro-denominated notes and the 5.375 percent senior unsecured euro-denominated notes, which incorporates the initial discount, debt issuance fees and the impact of interest rate hedges, is 5.10 percent and 5.46 percent, respectively. The interest rate payable on these notes is not subject to adjustment. The notes generally restrict Schering-Plough from creating or assuming liens or entering into sale and leaseback transactions unless the aggregate outstanding indebtedness secured by any such liens and related to any such sale and leaseback transactions does not exceed 10 percent of consolidated net tangible assets. These notes are redeemable in whole or in part, at Schering-Plough's option at any time, at a redemption price specified in the prospectus. If a change of control triggering event occurs, under certain circumstances, as defined in the prospectus, holders of the notes will have the right to require Schering-Plough to repurchase all or any part of the notes for a cash payment equal to 101 percent of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, to the date of purchase. Schering-Plough used the net proceeds from these notes to fund a portion of the purchase price for the OBS acquisition.

On October 24, 2007, Schering-Plough entered into a five-year senior unsecured euro-denominated term loan facility with a syndicate of banks. On October 31, 2007, Schering-Plough drew Euro 1.1 billion ($1.6 billion) on this term loan to fund a portion of the purchase price for the OBS acquisition. This term loan has a floating interest rate and requires Schering-Plough to maintain a net debt to total capital ratio of no more than 65 percent through 2009 and 60 percent thereafter, in which net debt equals total debt less cash, cash equivalents, short-term investments and marketable securities and total capital equals the sum of total debt and total shareholders' equity excluding the cumulative effect of acquired in-process research and development in connection with any acquisition consummated after the closing of the term loan. The term loan also generally restricts Schering-Plough from creating or assuming liens or entering into sale and leaseback transactions unless the aggregate outstanding indebtedness secured by any such liens and related to any such sale and leaseback transactions does not exceed 12 percent of consolidated net tangible assets. At February 27, 2009, the outstanding balance on the euro-denominated term loan was Euro 450 million.

The reported U.S. dollar amounts of the outstanding debt balance and interest expense on the euro-denominated notes and euro-denominated term loan will fluctuate due to the impact of foreign currency translation.

On November 26, 2003, Schering-Plough issued $1.25 billion aggregate principal amount of 5.3 percent senior unsecured notes due 2013 and $1.15 billion aggregate principal amount of 6.5 percent senior unsecured notes due 2033. The interest rates payable on the notes are subject to adjustment. In connection with ratings downgrades in 2004, on December 1, 2004, the interest rate payable on the notes due 2013 increased from 5.3 percent to 5.55 percent, and the interest rate payable on the notes due 2033 increased from 6.5 percent to 6.75 percent. The interest rate payable on a particular series of notes will return to 5.3 percent and 6.5 percent, respectively, and the rate adjustment provisions will permanently cease to apply if, the notes are subsequently rated above Baa1 by Moody's and BBB+ by S&P. If the rating assigned to the notes by either Moody's or S&P is downgraded below A3 or A-, respectively, the interest rate payable on that series of notes would increase. See Note 15, "Borrowings and Other Commitments," to the Consolidated Financial Statements, for additional information.

On August 9, 2007, Schering-Plough entered into a $2.0 billion revolving credit agreement with a syndicate of banks and terminated its $1.5 billion credit facility that was due to mature in May 2009. This credit facility has a floating interest rate, matures in August 2012 and requires Schering-Plough to maintain a net debt to total capital ratio of no more than 65 percent through 2009 and 60 percent thereafter, in which net debt equals total debt less cash, cash equivalents, short-term investments and marketable securities and total capital equals the sum of total debt and total shareholders' equity excluding the cumulative effect of acquired in-process research and development in connection with any acquisition consummated after the closing of the credit facility. The credit facility also generally restricts Schering-Plough from creating or assuming liens or entering into sale and leaseback transactions unless the aggregate outstanding indebtedness secured by any such liens and related to any such sale and leaseback transactions does not exceed 12 percent of consolidated net tangible assets. This credit line is available for general corporate purposes and is considered primarily as support to Schering-Plough's commercial paper borrowings. Borrowings under this credit facility may be drawn by the U.S. parent company or by its wholly-owned international subsidiaries when accompanied by a parent guarantee. This facility does not require compensating balances; however, a nominal commitment fee is paid. At December 31, 2008 and 2007, no borrowings were outstanding under this facility.

At December 31, 2008 and 2007, short-term borrowings, including the credit facilities mentioned above, totaled $245 million and $461 million, respectively. There was no outstanding commercial paper at December 31, 2008. The weighted-average interest rate for short-term borrowings at December 31, 2008 and 2007 was 7.1 percent and 7.9 percent, respectively.

Schering-Plough's senior unsecured euro-denominated notes and euro-denominated term loan have been designated as, and are effective as, economic hedges of the net investment in a foreign operation. In accordance with SFAS No. 52, "Foreign Currency Translation" (SFAS 52), the foreign currency transaction gains or losses on these euro-denominated debt instruments are included in foreign currency translation adjustment within other comprehensive income.

Credit Ratings

As of February 27, 2009, Schering-Plough's unsecured senior credit ratings and outlook were as follows:

Senior Unsecured Credit Ratings	Long-term	Short-term	Long-Term Review Status
Moody's Investors Service	Baa1	P-2	Stable
Standard and Poor's	A−	A-2	Stable
Fitch Ratings	BBB+	F-2	Stable

In February 2009, Moody's Investors Service changed its Long Term Review Status on Schering-Plough's credit ratings from negative outlook to stable. In August 2008, Standard and Poor's and Fitch Ratings changed their Long Term Review Status from negative watch to stable. In April 2008, Moody's Investor Service had changed its Long Term Review Status from stable to negative outlook, and Fitch Ratings changed its Long Term Review Status from stable to negative watch. In March 2008, Standard and Poor's had changed its Long Term Review Status from stable to negative watch.

Schering-Plough paid down its entire commercial paper borrowings of $149 million during 2008. From a cash perspective, Schering-Plough remains invested in highly-liquid and highly-rated securities. Schering-Plough remains focused on the credit markets and continues to closely monitor the broader financial and economic situation. Schering-Plough believes the ability of commercial paper issuers, such as Schering-Plough, with one or more short-term credit ratings of P-2 from Moody's, A-2 from S&P and/or F-2 from Fitch to issue or rollover outstanding commercial paper can, at times, be less than that of companies with higher short-term credit ratings. Further, the total amount of commercial paper capacity available to these issuers, such as Schering-Plough, is typically less than that of higher-rated companies. In addition, Schering-Plough's ability to issue commercial paper in the future is dependent on capital market conditions at that time. Schering-Plough's sizable lines of credit with commercial banks as well as cash and short-term investments held by U.S. and international subsidiaries serve as alternative sources of liquidity.

Schering-Plough's credit ratings could decline below their current levels. The impact of such decline could reduce the availability of commercial paper borrowing and would increase the interest rate on a portion of Schering-Plough's short and long-term debt. As discussed above, Schering-Plough believes that existing cash and short-term investments, available credit facilities and cash generated from operations will allow Schering-Plough to fund its cash needs for the intermediate term.

Mandatory Convertible Preferred Stock

On August 15, 2007, Schering-Plough issued 10,000,000 shares of 6 percent Mandatory Convertible Preferred Stock (the 2007 Preferred Stock) with a face value of $2.5 billion. Net proceeds to Schering-Plough were approximately $2.4 billion after deducting commissions, discounts and other underwriting expenses.

Schering-Plough used the net proceeds from the sale of the 2007 Preferred Stock to fund a portion of the purchase price for the OBS acquisition.

Each share of the 2007 Preferred Stock will automatically convert into between 7.4206 and 9.0909 common shares of Schering-Plough depending on the average closing price of Schering-Plough's common shares over the 20 trading day period ending on the third trading day prior to the mandatory conversion date of August 13, 2010, as defined in the prospectus. The preferred shareholders may elect to convert at any time prior to August 13, 2010, at the minimum conversion ratio of 7.4206 common shares per share of the 2007 Preferred Stock. Additionally, if at any time prior to the mandatory conversion date the closing price of Schering-Plough's common shares exceeds $50.53 (for at least 20 trading days within a period of 30 consecutive trading days), Schering-Plough may elect to cause the conversion of all, but not less than all, of the 2007 Preferred Stock then outstanding at the same minimum conversion ratio of 7.4206 common shares for each share of 2007 Preferred Stock.

The 2007 Preferred Stock accrues dividends at an annual rate of 6 percent on shares outstanding. The dividends are cumulative from the date of issuance and, to the extent Schering-Plough is legally permitted to pay dividends and the Board of Directors declares a dividend payable, Schering-Plough will pay dividends on each dividend payment date. The dividend payment dates are February 15, May 15, August 15 and November 15 of each year.

During the year ended December 31, 2007, all shares of 6 percent Mandatory Convertible Preferred Stock issued on August 10, 2004 (the 2004 Preferred Stock) were converted into 64,584,929 shares of Schering-Plough common stock.

Equity Issuance and Treasury Shares

On August 15, 2007, Schering-Plough issued 57,500,000 common shares from treasury shares at $27.50 per share. Net proceeds to Schering-Plough were approximately $1.5 billion after deducting commissions, discounts and other underwriting expenses. Schering-Plough used the net proceeds from the sale of the common shares to fund a portion of the purchase price for the OBS acquisition. See Note 2, "Acquisition," to the Consolidated Financial Statements.

Contractual Obligations and Off-Balance Sheet Arrangements

Schering-Plough has various contractual obligations that are reported as liabilities in the Consolidated Balance Sheets and others that are not required to be recognized as liabilities such as certain purchase commitments and other executory contracts. The following table summarizes payments due by period under Schering-Plough's known contractual obligations at December 31, 2008.

	Payments Due by Period				
	Total	2009	2010-2011	2012-2013	2014 and Thereafter
	(Dollars in millions)				
Short-term borrowings and current portion of long-term debt	$ 245	$ 245	$ —	$ —	$ —
Long-term debt obligations	7,931	—	722	1,973	5,236
Interest related to debt obligations	5,568	479	853	794	3,442
Operating lease obligations	558	165	218	99	76
Purchase obligations(1)	2,780	2,601	125	38	16
Deferred compensation plan obligations	153	74	20	25	34
Other obligations(2)	1,506	846	258	200	202
Total	$18,741	$4,410	$2,196	$3,129	$9,006

(1) Purchase obligations include advertising and research contracts, capital expenditure commitments and other inventory and expense items. Potential milestone payments of approximately $2 billion were not included in the contractual obligations table as they are contingent on the achievement of various research and development (approximately $370 million), regulatory approval (approximately

$630 million) or sales-based (approximately $1 billion) milestones. Research, development and regulatory milestones depend upon future clinical developments as well as regulatory agency actions which may never occur. Sales-based milestones are contingent on generating levels of sales of current or future products that have not yet been achieved.

(2) This caption includes obligations, based on undiscounted amounts, for estimated payments under certain of Schering-Plough's pension plans, preferred stock dividends, management's estimate of the current portion of unrecognized tax benefits and other contractual obligations.

REGULATORY AND COMPETITIVE ENVIRONMENT IN WHICH SCHERING-PLOUGH OPERATES

Schering-Plough is subject to the jurisdiction of various national, state and local regulatory agencies. The regulations to which Schering-Plough is subject are described in more detail in Part I, Item I, "Business," of Schering-Plough's 200810-K. Regulatory compliance is complex, as regulatory standards (including Good Clinical Practices, Good Laboratory Practices and Good Manufacturing Practices) vary by jurisdiction and are constantly evolving. Regulatory compliance is also costly. Regulatory compliance also impacts the timing needed to bring new drugs to market and to market drugs for new indications. Further, failure to comply with regulations can result in delays in the approval of drugs, seizure or recall of drugs, suspension or revocation of the authority necessary for the production and sale of drugs, fines and other civil or criminal sanctions.

Regulatory compliance, and the cost of compliance failures, can have a material impact on Schering-Plough's results of operations, its cash flows or financial condition.

Much is still unknown about the science of human health and with every drug there are benefits and risks. Societal and governmental pressures are constantly shifting between the demand for innovation to meet urgent unmet medical needs and adversity to risk. These pressures impact the regulatory environment and the market for Schering-Plough's products.

Regulatory Compliance and Pharmacovigilance

Regulatory Inspections

Schering-Plough is subject to pharmacovigilance reporting requirements in many countries and other jurisdictions, including the U.S., the EU, and the EU member states. The requirements differ from jurisdiction to jurisdiction, but all include requirements for reporting adverse events that occur while a patient is using a particular drug in order to alert the drug's manufacturer and the governmental agency to potential problems.

In February 2006, Schering-Plough began the Global Clinical Harmonization Program for building clinical excellence (in trial design, execution and tracking), which is strengthening Schering-Plough's scientific and compliance rigor on a global basis. In 2007, certain aspects of the Global Clinical Harmonization Program were implemented, and significant work continued in 2008 and is expected to continue for several years. Schering-Plough intends to continue upgrading skills, processes and systems in clinical practices and pharmacovigilance. Schering-Plough remains committed to accomplish this work and to invest significant resources in this area.

Like other pharmaceutical companies, Schering-Plough is subject to inspections by the FDA, the EMEA and other regulatory authorities. Possible actions include demands for improvements in reporting systems, criminal sanctions against Schering-Plough and/or responsible individuals and changes in the conditions of marketing authorizations for Schering-Plough's products.

Regulatory Compliance and Post-Marketing Surveillance

Schering-Plough engages in clinical trial research in many countries around the world. These clinical trial research activities must comply with stringent regulatory standards and are subject to inspection by U.S., EU and local country regulatory authorities. Failure to comply with current Good Clinical Practices or other applicable laws or regulations can result in delays in approval of clinical trials, suspension of ongoing clinical trials, delays in approval of marketing authorizations, criminal sanctions against Schering-Plough and/or responsible individuals, financial penalties, and changes in the conditions of marketing authorizations for Schering-Plough's products.

Clinical trials and post-marketing surveillance of certain marketed drugs of competitors within the industry have raised safety concerns that have led to recalls, withdrawals or adverse labeling of marketed products. In addition, these situations have raised concerns among some prescribers and patients relating to the safety and efficacy of pharmaceutical products in general. For the past several years, these occurrences have increased. In 2008, the intense media attention to the results of the ENHANCE clinical trial led to some concerns among patients and prescribers about ZETIA and VYTORIN (see discussion in Schering-Plough's 2008 10-K, under Item 3, "Legal Proceedings," "Litigation and Investigations relating to the Merck/Schering-Plough Cholesterol Joint Venture").

Following this wave of product withdrawals by other companies and other significant safety issues, health authorities such as the FDA, the EMEA and the PMDA have continued to increase their focus on safety when assessing the benefit/risk balance of drugs. The FDA, in particular, was granted new legislative authority in 2007 which included several provisions focused on drug safety and pharmacovigilance, including the ability to mandate labeling changes and require post-approval evaluations and studies. In addition, some health authorities appear to have become more cautious when making decisions about approvability of new products or indications and are re-reviewing select products that are already marketed, adding further to the uncertainties and potential delays in the regulatory approval processes. There also continues to be significant regulatory and legislative scrutiny, especially in the U.S., on advertising and promotion and in particular direct-to-consumer advertising.

Similarly, major health authorities, including the FDA, EMEA and PMDA, have also increased collaboration amongst themselves, especially with regard to the evaluation of safety and benefit/risk information. Media attention has also increased. In the current environment, a health authority regulatory action in one market, such as a safety labeling change, may have regulatory, prescribing and marketing implications in other markets to an extent not previously seen.

Some health authorities, such as the PMDA in Japan, have publicly acknowledged a significant backlog in workload due to resource constraints within their agency. This backlog has caused long regulatory review times for new indications and products and has added to the uncertainty in predicting approval timelines in these markets. While the PMDA has committed to correcting the backlog and has made some progress over the last two years, it is expected to continue for the foreseeable future.

In the U.S., the new Presidential Administration has announced that health care reform, including regulation of pharmaceutical companies and their products, is a priority. The Administration has not yet named a Health and Human Services Secretary or the FDA Commissioner, who may initiate further change. The impact of such actions, as well as budget pressures on governments in the U.S. and other nations, cannot be predicted at this time.

These and other uncertainties inherent in government regulatory approval processes, including, among other things, delays in approval of new products, formulations or indications, may also affect Schering-Plough's operations. The effect of regulatory approval processes on operations cannot be predicted.

Schering-Plough has nevertheless achieved a significant number of important regulatory approvals since 2004, including approvals for VYTORIN, BRIDION (in Europe), NOXAFIL, CLARINEX D-24, CLARINEX REDITABS, CLARINEX D-12, SUBOXONE and new indications for TEMODAR and NASONEX. Other significant approvals since 2004 include ASMANEX DPI (Dry Powder for Inhalation) in the U.S., PEGINTRON, ZETIA, TEMODAR, ESMERON/ESLAX, NASONEX and GANIREST in Japan, and new indications for REMICADE. Schering-Plough also has a number of significant regulatory submissions filed in major markets awaiting approval, including golimumab in Europe, sugammadex in the U.S. and SAPHRIS (asenapine) in the U.S.

Schering-Plough's personnel have regular, open dialogue with the FDA, EMEA and other regulators and review product labels and other materials on a regular basis and as new information becomes known.

Pricing Pressures

As described more specifically in Note 21, "Legal, Environmental and Regulatory Matters,"to the Consolidated Financial Statements," the pricing, sales and marketing programs and arrangements, and related business practices of Schering-Plough and other participants in the health care industry are under increasing scrutiny from federal and state regulatory, investigative, prosecutorial and administrative entities. These entities include the Department of Justice and its U.S. Attorney's Offices, the Office of Inspector General of the Department of Health and Human Services, the FDA, the FTC and various state Attorneys' General offices. Many of the health care laws under which certain of these governmental entities operate, including the federal and state anti-kickback statutes and statutory and common law false claims laws, have been construed broadly by the courts and permit the government entities to exercise significant discretion. In the event that any of those governmental entities believes that wrongdoing has occurred, one or more of them could institute civil or criminal proceedings, which, if instituted and resolved unfavorably, could subject Schering-Plough to substantial fines, penalties and injunctive or administrative remedies, including exclusion from government reimbursement programs. Schering-Plough also cannot predict whether any investigations will affect its marketing practices or sales. Any such result could have a material adverse impact on Schering-Plough's results of operations, cash flows, financial condition, or its business.

In the U.S., many of Schering-Plough's pharmaceutical products are subject to increasingly competitive pricing as managed care groups, institutions, government agencies and other groups seek price discounts. For instance, third party payors use formulary restrictions to control costs by negotiating discounted prices in exchange for inclusion in the formulary. A change in the formulary status of a product may impact the sales of that product. In the U.S. market, Schering-Plough and other pharmaceutical manufacturers are required to provide statutorily defined rebates to various government agencies in order to participate in Medicaid, the veterans health care program and other government-funded programs. The Medicare Prescription Drug Improvement and Modernization Act of 2003 contains a prescription drug benefit for individuals who are eligible for Medicare and has resulted in increased use of generics and increased purchasing power of those negotiating on behalf of Medicare recipients.

In most international markets, Schering-Plough operates in an environment of government mandated cost-containment programs. Several governments have placed restrictions on physician prescription levels and patient reimbursements; emphasized greater use of generic drugs; and enacted across-the-board price cuts as methods to control costs.

Since Schering-Plough is unable to predict the final form and timing of any future domestic or international governmental or other health care initiatives, including the passage of laws permitting the importation of pharmaceuticals into the U.S., their effect on operations and cash flows cannot be reasonably estimated. Similarly, the effect on operations and cash flows of future decisions of government entities, managed care groups and other groups concerning formularies and pharmaceutical reimbursement policies cannot be reasonably estimated.

Competition

The market for pharmaceutical products is competitive. Schering-Plough's operations may be affected by technological advances of competitors, industry consolidation, patents granted to competitors, competitive combination products, new products of competitors, new information from clinical trials of marketed products or post-marketing surveillance and generic competition as Schering-Plough's products mature. In addition, patent positions are increasingly being challenged by competitors, and the outcome can be highly uncertain. An adverse result in a patent dispute can preclude commercialization of products or negatively affect sales of existing products. The effect on operations of competitive factors and patent disputes cannot be predicted.

2009 OUTLOOK

Schering-Plough does not provide numeric guidance. However, the following outlook may be helpful to readers in assessing future prospects.

Uncertainties in the financial and credit markets, along with generally difficult business conditions, have contributed recently to pressures on companies in the U.S., including pharmaceutical companies. While further development of these economic effects, along with potential for healthcare reforms at the federal or state level in the U.S. are difficult to predict, Schering-Plough plans to remain flexible in managing its business in the face of these challenges.

Given the current uncertainties in the cholesterol markets, it remains difficult to predict the long-term performance of the cholesterol franchise. Currently, Schering-Plough believes that 2009 U.S. sales of VYTORIN and ZETIA are expected to be lower than in 2008 while international sales, excluding the impact of foreign exchange, should continue to grow.

For the full year 2009, Schering-Plough currently expects R&D spending to grow in the mid single-digit range.

The risks set forth in Item 1A. "Risk Factors" in the Schering-Plough's 2008 10-K could cause actual results to differ materially from the expectation provided in this section.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." The standard defines fair value, establishes a framework for measuring fair value in accordance with U.S. Generally Accepted Accounting Principles, and expands disclosures about fair value measurements. The standard codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. For calendar-year companies, the standard became effective January 1, 2008 (see Note 17, "Fair Value Measurements" to the Consolidated Financial Statements) except for non-financial items measured on a non-recurring basis for which it is effective beginning January 1, 2009. The implementation of this standard did not have a material impact on Schering-Plough's financial statements. Based on Schering-Plough's current financial position, the impact of the provisions of this standard that are effective January 1, 2009 is not expected to be material.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115" (SFAS 159), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 also includes an amendment to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which applies to all entities with available-for-sale and trading securities. For calendar-year companies, the standard became effective January 1, 2008. Schering-Plough chose not to elect the fair value option prescribed by SFAS 159. As a result, the implementation of this standard did not have a material impact on Schering-Plough's financial statements.

In December 2007, the FASB issued EITF Issue No. 07-1, "Accounting for Collaborative Arrangements," which is effective for calendar-year companies beginning January 1, 2009. The Task Force clarified the manner in which costs, revenues and sharing payments made to, or received by, a partner in a collaborative arrangement should be presented in the income statement and set forth certain disclosures that should be required in the partners' financial statements. The impact of this standard on the consolidated financial statements is not expected to be material.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations," (SFAS 141R). For calendar-year companies, the standard is applicable to new business combinations occurring on or after January 1, 2009. SFAS 141R requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Most significantly, SFAS 141R will require that acquisition costs generally be expensed as incurred, certain acquired contingent liabilities be recorded at fair value, and acquired in-process research and development be recorded at fair value as an indefinite-lived intangible asset at the acquisition date. The standard will also impact certain unresolved matters related to purchase transactions consummated prior to the effective date of the standard. The impact of this standard on the consolidated financial statements is not expected to be material, but this standard may have an effect on accounting for future business combinations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51," which is effective for calendar-year companies beginning January 1, 2009. The standard establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The impact of this standard on the consolidated financial statements is not expected to be material.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133," which is effective for calendar-year companies beginning January 1, 2009. The standard enhances required disclosures regarding derivatives and hedging activities. The impact of this standard on the consolidated financial statements is not expected to be material.

In April 2008, the FASB issued FASB Staff Position (FSP) No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). FSP 142-3 is effective for calendar-year companies beginning January 1, 2009. The requirement for determining useful lives must be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The impact of this standard on the consolidated financial statements is not expected to be material.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." This standard identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS No. 162 became effective on November 15, 2008. The implementation of this standard did not have a material impact on Schering-Plough's financial statements.

In June 2008, the FASB issued FSP EITF No. 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." The FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore need to be included in the earnings allocation in calculating earnings per share under the two-class method described in SFAS No. 128, "Earnings per Share." The FSP requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. The FSP is effective for calendar-year companies beginning January 1, 2009. The impact of this standard on the consolidated financial statements is not expected to be material.

In October 2008, the FASB issued FSP 157-3 "Determining Fair Value of a Financial Asset in a Market That Is Not Active" (FSP 157-3). FSP 157-3 clarified the application of SFAS No. 157 in an inactive market. It demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The implementation of this standard did not have a material impact on Schering-Plough's financial statements.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interest in Variable Interest Entities." FSP No. FAS 140-4 and FIN 46(R)-8 requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. The FSP is effective for interim and annual periods ending after December 15, 2008. Since the FSP requires only additional disclosures concerning transfers of financial assets and interest in variable interest entities, adoption of this FSP did not affect Schering-Plough's disclosures.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following accounting policies and estimates are considered significant because changes to certain judgments and assumptions inherent in these policies could affect Schering-Plough's financial statements:

- Revenue Recognition
- Rebates, Discounts and Returns
- Provision for Income Taxes
- Acquisitions and Impairment of Goodwill, Intangible Assets and Property
- Accounting for Pensions and Post-retirement Benefit Plans
- Accounting for Legal and Regulatory Matters

Revenue Recognition

Schering-Plough's pharmaceutical products are sold to direct purchasers, which include wholesalers, retailers and certain health maintenance organizations. Price discounts and rebates on such sales are paid to federal and state agencies, other indirect purchasers and other market participants such as managed care organizations that indemnify beneficiaries of health plans for their pharmaceutical costs and pharmacy benefit managers.

Schering-Plough recognizes revenue when title and risk of loss pass to the purchaser and when reliable estimates of the following can be determined:

i. commercial discount and rebate arrangements;

ii. rebate obligations under certain federal and state governmental programs; and

iii. sales returns in the normal course of business.

Revenue recognition also requires that there is reasonable assurance of collection of sales proceeds.

When recognizing revenue, Schering-Plough estimates and records the applicable commercial and governmental discounts and rebates as well as sales returns that have been or are expected to be granted or made for products sold during the period. These amounts are deducted from sales for that period. If reliable estimates of these items cannot be made, Schering-Plough defers the recognition of revenue. Estimates recorded in prior periods are re-evaluated as part of this process.

Revenue recognition for new products is based on specific facts and circumstances including estimated acceptance rates from established products with similar marketing characteristics. Absent the ability to make reliable estimates of rebates, discounts and returns, Schering-Plough would defer revenue recognition.

Product discounts granted are based on the terms of arrangements with wholesalers, managed care organizations and government purchasers and certain other market conditions. Rebates are estimated based on sales and contract terms, historical experience, trend analysis and projected market conditions in the various markets served. Schering-Plough evaluates market conditions for products or groups of products primarily through the analysis of third party demand and market research data, as well as internally generated information. Data and information provided by purchasers and obtained from third parties are subject to inherent limitations as to their accuracy and validity.

Sales returns are estimated and recorded based on historical sales and returns information, analysis of recent wholesale purchase information, consideration of stocking levels at wholesalers and forecasted demand amounts. Products that exhibit unusual sales or return patterns due to dating, competition including expected generic introductions, or other marketing matters are specifically investigated and analyzed as part of the formulation of return reserves.

Schering-Plough's agreements with the major U.S. pharmaceutical wholesalers address a number of commercial issues, such as product returns, timing of payment, processing of chargebacks and the quantity of inventory held by these wholesalers. With respect to the quantity of inventory held by these wholesalers, these agreements provide a financial disincentive for these wholesalers to acquire quantities of product in excess of what is necessary to meet current patient demand. Through the use of these agreements, Schering-Plough expects to avoid situations where Schering-Plough's shipments of product are not reflective of current demand.

Rebates, Discounts and Returns

Schering-Plough's rebate accruals for Federal and State governmental programs, including Medicaid and Medicare Part D, at December 31, 2008 and 2007, were $162 million and $114 million, respectively. Commercial discounts, returns and other rebate accruals at December 31, 2008 and 2007, were $373 million and $412 million, respectively. These accruals are established in the period the related revenue was recognized, resulting in a reduction to sales and the establishment of liabilities, which are included in total current liabilities, or in the case of returns and other receivable adjustments, an allowance provided against accounts receivable.

In the case of the governmental rebate programs, Schering-Plough's payments involve interpretations of relevant statutes and regulations. These interpretations are subject to challenges and changes in interpretive guidance by governmental authorities. The result of such a challenge or change could affect whether the estimated governmental rebate amounts are ultimately sufficient to satisfy Schering-Plough's obligations. Additional information on governmental inquiries focused in part on the calculation of rebates is contained in Note 21, "Legal, Environmental and Regulatory Matters," to the Consolidated Financial Statements. In addition, it is possible that, as a result of governmental challenges or changes in interpretive guidance, actual rebates could materially differ from amounts accrued.

The following summarizes the activity in the accounts related to accrued rebates, sales returns and discounts:

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(Dollars in millions)	
Accrued Rebates/Returns/Discounts, Beginning of Period	$ 526	$ 486
OBS's accruals acquired November 19, 2007	—	63
Provision for Rebates	759	609
Adjustment to prior-year estimates	(7)	(31)
Payments	(720)	(569)
	32	9
Provision for Returns	143	142
Purchase-accounting adjustments(1)	(9)	—
Adjustment to prior-year estimates	(4)	(24)
Returns	(146)	(137)
	(16)	(19)
Provision for Discounts	897	752
Adjustment to prior-year estimates	(6)	(2)
Discounts granted	(898)	(763)
	(7)	(13)
Accrued Rebates/Returns/Discounts, End of Period	$ 535	$ 526

(1) For the year ended December 31, 2008, purchase accounting adjustments reflect $9 million related to the reversal of return reserves recorded as part of the purchase accounting for OBS. This reversal was recorded as a reduction to goodwill.

In formulating and recording the above accruals, management utilizes assumptions and estimates that include historical experience, wholesaler data, the projection of market conditions, the estimated lag time between sale and payment of a rebate, utilization estimates, and forecasted product demand amounts as discussed under the critical accounting policy entitled "Revenue Recognition."

As part of its review of these accruals, management performs a sensitivity analysis that considers differing assumptions, which are most subject to judgment in its rebate accrual calculation. Based upon Schering-Plough's sensitivity analysis, reasonably possible changes to assumptions related to rebate accruals could favorably or unfavorably impact 2009 net sales and income before taxes in an annual amount consistent with prior years. This sensitivity analysis excludes the potential impacts of a specific matter that involves interpretations of statutes and could have a favorable impact on net sales and income before taxes in future periods.

Provision for Income Taxes

Schering-Plough implemented the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," (FIN 48) as of January 1, 2007. As required by FIN 48, the cumulative effect of applying the provisions of the interpretation was reported as an adjustment to Schering-Plough's retained earnings balance as of January 1, 2007. Schering-Plough reduced its January 1, 2007, retained earnings by $259 million as a result of the adoption of FIN 48.

Schering-Plough's unrecognized tax benefits result primarily from the varying application of statutes, regulations and interpretations and include exposures on intercompany terms of cross border arrangements and utilization of cash held by foreign subsidiaries (investment in U.S. property) as well as Schering-Plough's tax matters litigation (see Note 21, "Legal, Environmental and Regulatory Matters" to the Consolidated Financial Statements for additional information). At December 31, 2008 and 2007, the total amount of unrecognized tax benefits was $994 million and $859 million, respectively, which includes tax liabilities as well as reductions to deferred tax assets carrying a full valuation allowance. At December 31, 2008 and 2007, approximately $596 million and $535 million, respectively, of total unrecognized tax benefits, if recognized, would affect the effective tax rate. Management believes it is reasonably possible that total unrecognized tax benefits could decrease over the next twelve-month period up to approximately $625 million. This would be primarily attributable to a decision in the tax matter currently being litigated in Newark District Court for which a decision has not yet been rendered, possible final resolution of Schering-Plough's 1997 through 2002 examination by the IRS and appeals and possible resolutions of various other matters. However, the timing of the ultimate resolution of Schering-Plough's tax matters and the payment and receipt of related cash is dependent on a number of factors, many of which are outside Schering-Plough's control.

Schering-Plough includes interest expense or income as well as potential penalties on uncertain tax positions as a component of income tax expense in the Statement of Consolidated Operations. The total amount of interest expense related to uncertain tax positions for the years ended December 31, 2008 and 2007 was $63 million and $50 million, respectively. The total amount of accrued interest related to uncertain tax positions at December 31, 2008 and 2007 was $245 million and $197 million, respectively, and is included in other accrued liabilities.

Acquisitions and Impairment of Goodwill, Intangible Assets and Property

Schering-Plough accounts for acquired businesses using the purchase method of accounting, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition. The cost to acquire a business, including transaction costs, is allocated to the underlying net assets of the acquired business based on their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Amounts allocated to acquired in-process research and development are expensed at the date of acquisition. Intangible assets are amortized on a straight-line basis over the expected life of the asset. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact results of operations. Useful lives are determined based on the expected future period of benefit of the asset, which considers various characteristics of the asset, including projected cash flows.

Recoverability of goodwill is measured at the reporting unit level based on a two-step approach. First, the carrying amount of the reporting unit is compared to the fair value as estimated by the future net discounted cash flows expected to be generated by the reporting unit. To the extent that the carrying value of the reporting unit exceeds the fair value of the reporting unit, a second step would be performed, whereby the reporting unit's assets and liabilities are fair valued. To the extent that the reporting unit's carrying value of goodwill exceeds its implied fair value of goodwill, an impairment exists and would be recognized.

Intangible assets representing the capitalized costs of purchased goodwill, patents, licenses and other forms of intellectual property totaled $8.9 billion and $9.9 billion at December 31, 2008 and December 31, 2007, respectively. Intangible assets and goodwill increased significantly during 2007 due to the acquisition of OBS. Annual amortization expense in each of the next five years is estimated to be approximately $570 million per year based on the intangible assets recorded as of December 31, 2008. The value of these assets is subject to continuing scientific, medical and marketplace uncertainty. For example, if a marketed pharmaceutical product were to be withdrawn from the market for safety reasons or if marketing of a product could only occur with pronounced warnings, amounts capitalized for such a product may need to be reduced due to impairment. Events giving rise to impairment are an inherent risk in the pharmaceutical industry and cannot be predicted. Management regularly reviews intangible assets for possible impairment.

Certain of Schering-Plough's manufacturing sites operate below capacity. Overall costs of operating manufacturing sites have significantly increased over the past several years due to compliance activities. Schering-Plough's manufacturing cost base is relatively fixed. Actions on the part of management to significantly reduce Schering-Plough's manufacturing infrastructure involve complex issues. As a result, shifting products between manufacturing plants can take many years due to construction and regulatory requirements, including revalidation and registration requirements. Management continues to review the carrying value of certain manufacturing assets for indications of impairment. Future events and decisions may lead to additional asset impairments and/or related costs.

Accounting for Pension and Post-retirement Benefit Plans

Pension and other post-retirement benefit plan information for financial reporting purposes is calculated using actuarial assumptions. Schering-Plough assesses its pension and other post-retirement benefit plan assumptions on a regular basis. In evaluating these assumptions, Schering-Plough considers many factors, including evaluation of the discount rate, expected rate of return on plan assets, healthcare cost trend rate, retirement age assumption, Schering-Plough's historical assumptions compared with actual results and analysis of current market conditions and asset allocations (see Note 9, "Retirement Plans and Other Post-retirement Benefits," to the Consolidated Financial Statements, for additional information).

Discount rates used for pension and other post-retirement benefit plan calculations are evaluated annually and modified to reflect the prevailing market rates at the measurement date of a high-quality fixed income debt instrument portfolio that would provide the future cash flows needed to pay the benefits included in the benefit obligations as they come due. In countries where debt instruments are thinly traded, estimates are based on available market rates.

Actuarial assumptions are based upon management's best estimates and judgment. With other assumptions held constant, an increase of 50 basis points in the discount rate would have an estimated favorable impact of $52 million on net pension and post-retirement benefit cost and an increase of 50 basis points in the expected rate of return assumption would have an estimated favorable impact of $17 million on net pension and post-retirement benefit cost. With other assumptions held constant, a decrease of 50 basis points in the discount rate would have an estimated unfavorable impact of $52 million on net pension and post-retirement benefit cost, and a decrease of 50 basis points in the expected rate of return assumption would have an estimated unfavorable impact of $17 million on net pension and post-retirement benefit cost. These sensitivities are based on estimated net pension and post-retirement benefit cost in 2008 which includes the annual impact of OBS's plans.

The expected rates of return for the pension and other post-retirement benefit plans represent the average rates of return to be earned on plan assets over the period during which the benefits included in the benefit obligation are to be paid. In developing the expected rate of return, Schering-Plough determines expected returns for each of the major asset classes, principally equities, fixed income and real estate. The return expectations for these asset classes are based on assumptions for economic growth and inflation, which are supported by long-term historical data as well as Schering-Plough's actual experience of return on plan assets. The expected portfolio performance also reflects active management as appropriate. During

2008, conditions in the worldwide debt and equity markets deteriorated significantly. These conditions have had a negative effect on the fair value of plan assets.

Unrecognized net loss amounts reflect experience differentials primarily relating to differences between expected and actual returns on plan assets as well as the effects of changes in actuarial assumptions. Expected returns are based primarily on a calculated market-related value of assets. Under this methodology, asset gains/losses resulting from actual returns that differ from Schering-Plough's expected returns for the majority of the assets are realized in the market-related value of assets ratably over a five-year period. Total unrecognized net loss amounts in excess of certain thresholds are amortized into net pension and other post-retirement benefit cost over the average remaining service life of employees.

Schering-Plough's practice is to fund qualified pension plans at least at sufficient amounts to meet the minimum requirements set forth in applicable laws. Schering-Plough expects to contribute approximately $350 million to its retirement plans during 2009, including approximately $200 million to the U.S. Schering-Plough Retirement Plan.

The targeted investment portfolio of Schering-Plough's U.S. Retirement Plan is allocated 65 percent to equities; 29 percent to fixed income investments; and 6 percent to real estate. The targeted investment portfolio of Schering-Plough's U.S. other post-retirement benefit plan is allocated 70 percent to equities and 30 percent to fixed income investments. The portfolios' equity weightings are consistent with the long-term nature of the plans' benefit obligations. For non-U.S. pension plans, the targeted investment portfolio varies based on the duration of pension liabilities and local governmental rules and regulations.

Substantially all investments in equities and fixed income are valued based on quoted public market values. All investments in real estate are valued based on periodic appraisals.

Accounting for Legal and Regulatory Matters

Management judgments and estimates are required in the accounting for legal and regulatory matters on an ongoing basis including insurance coverages. Schering-Plough reviews the status of all claims, investigations and legal proceedings on an ongoing basis. From time to time, Schering-Plough may settle or otherwise resolve these matters on terms and conditions management believes are in the best interests of Schering-Plough. Resolution of any or all claims, investigations and legal proceedings, individually or in the aggregate, could have a material adverse effect on Schering-Plough's results of operations, cash flows or financial condition.

MARKET RISK DISCLOSURE

Schering-Plough is exposed to market risk primarily from changes in foreign currency exchange rates and, to a lesser extent, from interest rates and equity prices. The following describes the nature of these risks.

Foreign Currency Exchange Risk

Schering-Plough has subsidiaries in more than 55 countries. In 2008, sales outside the U.S. accounted for approximately 70 percent of global sales. Virtually all these sales were denominated in currencies of the local country. As such, Schering-Plough's reported sales, profits and cash flows are exposed to changing exchange rates.

To date, management has not deemed it cost effective to engage in a formula-based program of hedging the profits and cash flows of international operations using derivative financial instruments. Because Schering-Plough's international subsidiaries purchase significant quantities of inventory payable in U.S. dollars, managing the level of inventory and related payables and the rate of inventory turnover can provide a level of protection against adverse changes in exchange rates. The risk of adverse exchange rate change is also mitigated by the fact that Schering-Plough's international operations are widespread.

The net assets of most of Schering-Plough's international subsidiaries are translated into U.S. dollars using current exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recorded in the foreign currency translation account as a separate component of Shareholders' Equity. For the remaining international subsidiaries, non-monetary assets and liabilities are translated using historical rates, while monetary assets and liabilities are translated at current rates, with the U.S. dollar effects of rate changes included in the Statements of Consolidated Operations.

On occasion, Schering-Plough has used derivatives to hedge specific foreign currency exposures. During 2007, as part of an overall risk management strategy and in consideration of various preliminary financing scenarios associated with the acquisition of OBS, Schering-Plough purchased euro-denominated currency options to mitigate its exposure in the event there was a significant strengthening in the Euro as compared to the U.S. dollar. Schering-Plough purchased the options for aggregate premiums of approximately $165 million and received proceeds of $675 million upon the termination of these options, resulting in a net realized gain of $510 million. These derivatives did not qualify for hedge accounting in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS 133). Accordingly, the gain on these derivatives were recognized in the Statement of Consolidated Operations. As of December 31, 2008 and 2007, there were no open foreign currency option contracts.

Schering-Plough's senior unsecured euro-denominated notes and euro-denominated term loan have been designated as, and are effective as, economic hedges of the net investment in a foreign operation. In accordance with SFAS 52, the foreign currency transaction gains or losses on these euro-denominated debt instruments are included in foreign currency translation adjustment within other comprehensive income.

Interest Rate and Equity Price Risk

Financial assets exposed to changes in interest rates and/or equity prices are primarily cash equivalents, short-term investments and the debt and equity securities held in non-qualified trusts for employee benefits. These assets totaled more than $3.4 billion at December 31, 2008. For cash equivalents and short-term investments, a 10 percent decrease in interest rates would have decreased interest income by approximately $6 million in 2008. For securities held in qualified and non-qualified trusts, due to the long-term nature of the liabilities that these trust assets will fund, Schering-Plough's exposure to market risk is deemed to be low.

Financial obligations exposed to variability in interest rates are primarily short-term borrowings and the long-term floating-rate euro-denominated term loan.

Schering-Plough has long-term fixed rate debt outstanding, on which a 10 percent decrease in interest rates would increase the fair value of the debt at December 31, 2008, by approximately $135 million.

During 2007, Schering-Plough executed a series of interest rate swaps in anticipation of financing the acquisition of OBS. The objective of the swaps was to hedge the interest rate payments to be made on future issuances of debt. As such, the swaps were designated as cash flow hedges of future interest payments, and in accordance with SFAS 133, the effective portion of the gains or losses on the hedges are reported in other comprehensive income and any ineffective portion was reported in operations. In connection with the euro-denominated debt issuances as described in Note 15, "Borrowings and Other Commitments," to the Consolidated Financial Statements," portions of the swaps were deemed ineffective, and Schering-Plough recognized a $7 million loss in the Statement of Consolidated Operations. The effective portion of the swaps of $12 million was recorded in other comprehensive income in 2007 and is being recognized as interest expense over the life of the related debt. As of December 31, 2008 and 2007, there were no open interest rate swaps.

Disclosure Notice

Cautionary Statements Under the Private Securities Litigation Reform Act of 1995

Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this report and other written reports and oral statements made from time to time by Schering-Plough may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not relate strictly to historical or current facts and are based on current expectations or forecasts of future events. You can identify these forward-looking statements by their use of words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "project," "intend," "plan," "potential," ~~"will," and other similar words and terms~~. In particular, forward-looking statements include statements relating to future actions, ability to access the capital markets, pending acquisitions, prospective products or product approvals, timing and conditions of regulatory approvals, patent and other intellectual property protection, future performance or effectiveness of marketed products and pipeline drugs, trends in performance including trends in the cholesterol market, sales efforts, research and development programs and anticipated spending, estimates of rebates, discounts and returns, expenses and programs to reduce expenses, the outcome of contingencies such as litigation and investigations, growth strategy, expected synergies and financial results.

Any or all forward-looking statements here or in other publications may turn out to be wrong. There are no guarantees about Schering-Plough's financial and operational performance or the performance of Schering-Plough's stock. Schering-Plough does not assume the obligation to update any forward-looking statement. Many factors could cause actual results to differ from Schering-Plough's forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. Although it is not possible to predict or identify all such factors, Schering-Plough refers you to Item 1A, "Risk Factors," of Schering-Plough's 2008 10-K, which Schering-Plough incorporates herein by reference, for identification of important factors with respect to risks and uncertainties.

Quantitative and Qualitative Disclosures about Market Risk

See the Market Risk Disclosures as set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Schering-Plough Corporation and Subsidiaries
Statements of Consolidated Operations
(Amounts in millions, except per share figures)

	For the Years Ended December 31,		
	2008	2007	2006
Net sales	$18,502	$12,690	$10,594
Cost of sales	7,307	4,405	3,697
Selling, general and administrative	6,823	5,468	4,718
Research and development	3,529	2,926	2,188
Acquired in-process research and development	–	3,754	–
Other expense/(income), net	335	(683)	(135)
Special and acquisition-related charges	329	84	102
Equity income	(1,870)	(2,049)	(1,459)
Income/(loss) before income taxes and cumulative effect of a change in accounting principle	2,049	(1,215)	1,483
Income tax expense	146	258	362
Net income/(loss) before cumulative effect of a change in accounting principle	1,903	(1,473)	1,121
Cumulative effect of a change in accounting principle, net of tax	–	–	(22)
Net income/(loss)	1,903	(1,473)	1,143
Preferred stock dividends	150	118	86
Net income/(loss) available to common shareholders	$ 1,753	$ (1,591)	$ 1,057
Diluted earnings/(loss) per common share:			
Earnings/(loss) available to common shareholders before cumulative effect of a change in accounting principle	$ 1.07	$ (1.04)	$ 0.69
Cumulative effect of a change in accounting principle, net of tax	–	–	0.02
Diluted earnings/(loss) per common share	$ 1.07	$ (1.04)	$ 0.71
Basic earnings/(loss) per common share:			
Earnings/(loss) available to common shareholders before cumulative effect of a change in accounting principle	$ 1.08	$ (1.04)	$ 0.69
Cumulative effect of a change in accounting principle	–	–	0.02
Basic earnings/(loss) per common share	$ 1.08	$ (1.04)	$ 0.71
Dividends per common share	$ 0.26	$ 0.26	$ 0.22

The accompanying notes are an integral part of these Consolidated Financial Statements.

Schering-Plough Corporation and Subsidiaries
Statements of Consolidated Cash Flows
(Amounts in millions)

	For the Years Ended December 31,		
	2008	2007	2006
Operating Activities:			
Net income/(loss)	$ 1,903	$ (1,473)	$ 1,143
Cumulative effect of a change in accounting principle, net of tax	–	–	22
Net income/(loss) before cumulative effect of a change in accounting principle, net of tax	$ 1,903	$ (1,473)	$ 1,121
Adjustments to reconcile net income/(loss) before cumulative effect of change in accounting principle, net of tax to net cash provided by operating activities:			
Depreciation and amortization	2,175	861	568
Accrued share-based compensation	219	211	168
Special and acquisition-related charges and payments	127	(430)	65
Gain on sale of divested products	(160)	–	–
Purchases of derivative currency options	–	(165)	–
Change in fair value of currency options	–	(510)	–
Proceeds from derivative instruments	–	675	–
Acquired in-process research and development	–	3,754	–
Payment to U.S. taxing authorities	–	(98)	–
Changes in assets and liabilities:			
Accounts receivable	(83)	21	(241)
Inventories	(262)	(132)	(25)
Prepaid expenses and other assets	(74)	(1)	16
Accounts payable	170	(141)	138
Other liabilities	(569)	(118)	257
Income taxes payable	(82)	94	94
Foreign currency transaction exchange loss	–	101	–
Other, net	–	(19)	–
Net cash provided by operating activities	3,364	2,630	2,161
Investing Activities:			
Capital expenditures	(747)	(618)	(458)
Dispositions of property and equipment	44	2	9
Proceeds from divested products, net	241	–	–
Acquisition, net of cash acquired	–	(15,789)	–
Purchases of short-term investments	–	(1,136)	(6,648)
Maturities of short-term investments	27	4,444	4,199
Other, net	(97)	(59)	(10)
Net cash used for investing activities	(532)	(13,156)	(2,908)
Financing Activities:			
Cash dividends paid to common shareholders	(422)	(382)	(326)
Cash dividends paid to preferred shareholders	(150)	(99)	(86)
Proceeds from preferred stock issuance, net	–	2,438	–
Proceeds from common stock issuance, net	–	1,537	–
(Payments)/Issuance of long-term debt, net of issuance costs in 2007	(929)	6,430	–
Payments of short-term borrowings	(169)	(29)	(1,035)
Stock option exercises	15	225	83
Other, net	(5)	(31)	3
Net cash (used for)/provided by financing activities	(1,660)	10,089	(1,361)
Effect of exchange rates on cash and cash equivalents	(78)	50	7
Net increase/(decrease) in cash and cash equivalents	1,094	(387)	(2,101)
Cash and cash equivalents, beginning of year	2,279	2,666	4,767
Cash and cash equivalents, end of year	$ 3,373	$ 2,279	$ 2,666
Supplemental Disclosure:			
Cash paid for interest, net of amounts capitalized	$ 552	$ 157	$ 170
Cash paid for income taxes (see Note 8)	444	389	234

The accompanying notes are an integral part of these Consolidated Financial Statements.

Schering-Plough Corporation and Subsidiaries
Consolidated Balance Sheets
(Amounts in millions, except per share figures)

	At December 31, 2008	2007
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 3,373	$ 2,279
Short-term investments	5	32
Accounts receivable, less allowances: 2008, $296; 2007, $261	2,816	2,841
Inventories	3,114	4,073
Deferred income taxes	435	349
Prepaid expenses and other current assets	1,228	1,272
Total current assets	10,971	10,846
Property, at cost:		
Land	377	326
Buildings and improvements	4,551	4,634
Equipment	4,504	4,503
Construction in progress	1,008	891
Total	10,440	10,354
Less accumulated depreciation	3,607	3,338
Property, net	6,833	7,016
Goodwill	2,778	2,937
Other intangible assets, net	6,154	7,004
Other assets	1,381	1,353
Total assets	$28,117	$29,156
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 1,677	$ 1,762
Short-term borrowings and current portion of long-term debt	245	461
Income taxes	183	617
Accrued compensation	1,010	995
Other accrued liabilities	2,078	2,208
Total current liabilities	5,193	6,043
Long-term Liabilities:		
Long-term debt, net of current portion	7,931	9,019
Deferred income taxes	1,551	1,701
Other long-term liabilities	2,913	2,008
Total long-term liabilities	12,395	12,728
Commitments and contingent liabilities (Note 21)		
Shareholders' Equity:		
2007 mandatory convertible preferred shares — $1 par value; $250 per share face value issued 10 at December 31, 2008 and December 31, 2007	2,500	2,500
Common shares — authorized shares: 2,400, $.50 par value; issued: 2,118 at December 31, 2008 and 2,111 at December 31, 2007	1,059	1,055
Paid-in capital	5,045	4,815
Retained earnings	9,181	7,856
Accumulated other comprehensive loss	(1,913)	(534)
Total	15,872	15,692
Less treasury shares: 2008, 492; 2007, 490; at cost	5,343	5,307
Total shareholders' equity	10,529	10,385
Total liabilities and shareholders' equity	$28,117	$29,156

The accompanying notes are an integral part of these Consolidated Financial Statements.

Schering-Plough Corporation and Subsidiaries
Statements of Consolidated Shareholders' Equity
(Amounts in millions)

	2004 Mandatory Convertible Preferred Shares	2007 Mandatory Convertible Preferred Shares	Common Shares	Paid-in Capital	Retained Earnings	Treasury Shares	Accumulated Other Compre-hensive Loss	Total Share-holders' Equity
Balance January 1, 2006	$ 1,438	$ –	$1,015	$1,416	$ 9,472	$(5,438)	$ (516)	$ 7,387
Comprehensive income:								
Net income					1,143			1,143
Foreign currency translation							94	94
Minimum pension liability, net of tax, per SFAS No. 87/88							67	67
Unrealized gain on investments available for sale, net of tax							4	4
Total comprehensive income								1,308
Cash dividends on common shares					(326)			(326)
Dividends on preferred shares					(86)			(86)
Accrued dividends on common shares					(81)			(81)
Adjustment of pension and other post-retirement liabilities upon the adoption of SFAS No. 158, net of tax of $25							(521)	(521)
Stock incentive plans and other			2	245	(3)	(17)		227
Balance December 31, 2006	$ 1,438	$ –	$1,017	$1,661	$10,119	$(5,455)	$ (872)	$ 7,908
Adoption of FIN 48					(259)			(259)
Net loss					(1,473)			(1,473)
Foreign currency translation							210	210
Pension and other-post retirement liabilities, net of tax							138	138
Derivative interest rate instruments							(12)	(12)
Unrealized gain on investments available for sale, net of tax							1	1
Total comprehensive loss								(1,136)
Issuance of preferred stock		2,500		(62)				2,438
Issuance of common stock				1,380		157		1,537
Conversion of preferred stock	(1,438)		32	1,406				–
SFAS No. 158 measurement date provisions, net of tax					(2)		1	(1)
Cash dividends on common shares					(382)			(382)
Dividends on preferred shares					(118)			(118)
Accrued dividends on common shares					(20)			(20)
Stock incentive plans and other			6	430	(9)	(9)		418
Balance December 31, 2007	$ –	$2,500	$1,055	$4,815	$ 7,856	$(5,307)	$ (534)	$10,385
Net income					1,903			1,903
Foreign currency translation							(576)	(576)
Pension and other post-retirement liabilities, net of tax							(768)	(768)
Derivative interest rate instruments							2	2
Unrealized loss on investments available for sale							(37)	(37)
Total comprehensive income								524
Dividends on common shares					(423)			(423)
Dividends on preferred shares					(150)			(150)
Stock incentive plans and other			4	230	(5)	(36)		193
Balance December 31, 2008	$ –	$2,500	$1,059	$5,045	$ 9,181	$(5,343)	$(1,913)	$10,529

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Overview

Schering-Plough is an innovation-driven, science-centered global health care company. Through its own biopharmaceutical research and collaborations with partners, Schering-Plough creates therapies that help save and improve lives around the world. Schering-Plough applies its research and development platform to prescription pharmaceutical and consumer health care products as well as to animal health products.

In November 2007, Schering-Plough acquired Organon BioSciences N.V. (OBS), a company that discovers, develops and manufactures human prescription and animal health products. See Note 2, "Acquisitions," for additional information.

Principles of Consolidation

The consolidated financial statements include Schering-Plough Corporation and its subsidiaries (Schering-Plough). Intercompany balances and transactions are eliminated. The accounts of OBS have been included as part of Schering-Plough's results from the date of acquisition (November 19, 2007). See Note 2, "Acquisition," for additional information.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, Schering-Plough evaluates its estimates which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Equity Method of Accounting

Schering-Plough accounts for its share of activity from the Merck/Schering-Plough joint venture (the joint venture) with Merck & Co., Inc. (Merck) using the equity method of accounting as Schering-Plough has significant influence over the joint venture's operating and financial policies. Accordingly, Schering-Plough's net sales do not include sales from the joint venture, and Schering-Plough's share of earnings in the joint venture is included in equity income in determining consolidated net income/(loss). Equity income from the joint venture is included in the Prescription Pharmaceuticals segment.

Revenue from the sales of VYTORIN and ZETIA are recognized by the joint venture when title and risk of loss has passed to the customer and there is reasonable assurance of collection of sales proceeds. Equity income from the joint venture excludes any profit arising from transactions between Schering-Plough and the joint venture until such time as there is an underlying profit realized by the joint venture in a transaction with a party other than Schering-Plough or Merck. See Note 5, "Equity Income," for additional information regarding this joint venture.

Cash and Cash Equivalents

Cash and cash equivalents include operating cash and highly liquid investments with original maturities of three months or less, including highly rated money market accounts.

Short-term Investments

Short-term investments are carried at their fair value and are classified as available-for-sale. These investments consist of certificates of deposit and commercial paper with maturities of less than a year.

Notes to Consolidated Financial Statements — (Continued)

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by using the last-in, first-out (LIFO) method for a substantial portion of inventories located in the U.S. The cost of all other inventories is determined by the first-in, first-out method (FIFO).

Depreciation of Property and Equipment

Depreciation is provided over the estimated useful lives of the properties, generally by use of the straight-line method.

Useful lives of property acquisitions are generally as follows:

Asset Category	Years
Buildings	40
Building Improvements	25
Equipment	3-15

Schering-Plough reviews the carrying value of property and equipment for indications of impairment in accordance with Statement of Financial Accounting Standard (SFAS) 144, "Accounting for the Impairment and Disposal of Long-Lived Assets."

Depreciation expense was $603 million in 2008, $404 million in 2007 and $443 million in 2006. Depreciation expense in 2006 included accelerated depreciation related to the manufacturing streamlining of $93 million.

Foreign Currency Translation

The net assets of most of Schering-Plough's international subsidiaries are translated into U.S. dollars using current exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recorded in the foreign currency translation account, which is included in other comprehensive income/(loss) and reflected as a separate component of Shareholders' Equity. For the remaining international subsidiaries, non-monetary assets and liabilities are translated using historical rates, while monetary assets and liabilities are translated at current rates, with the U.S. dollar effects of rate changes included in the statements of consolidated operations.

Exchange gains and losses arising from translating intercompany balances of a long-term investment nature are recorded in the foreign currency translation account. Transactional exchange gains and losses are included in other expense/(income), net.

Revenue Recognition

Schering-Plough's pharmaceutical products are sold to direct purchasers which include wholesalers, retailers and certain health maintenance organizations. Price discounts and rebates on such sales are paid to federal and state agencies, other indirect purchasers and other market participants such as managed care organizations that indemnify beneficiaries of health plans for their pharmaceutical costs and pharmacy benefit managers.

Schering-Plough recognizes revenue when title and risk of loss pass to the purchaser and when reliable estimates of the following can be determined:

i. commercial discount and rebate arrangements;

ii. rebate obligations under certain federal and state governmental programs; and

iii. sales returns in the normal course of business.

Revenue recognition also requires that there is reasonable assurance of collection of sales process.

When recognizing revenue, Schering-Plough estimates and records the applicable commercial and governmental discounts and rebates as well as sales returns that have been or are expected to be granted or made for products sold during the period. These amounts are deducted from sales for that period. If reliable estimates of these items cannot be made, Schering-Plough defers the recognition of revenue. Estimates recorded in prior periods are re-evaluated as part of this process.

Earnings Per Common Share

Diluted earnings/(loss) per common share is computed by dividing net income/(loss) available to common shareholders plus preferred stock dividends for the dilutive effect of any mandatory convertible preferred stock by the sum of the weighted average number of common shares outstanding plus the dilutive effect of shares issuable through deferred stock units and the exercise of stock options and any dilutive effect of shares issuable upon conversion of Schering-Plough's mandatory convertible preferred stock. Basic earnings/(loss) per common share is computed by dividing net income/(loss) available to common shareholders by the weighted average number of common shares outstanding.

Goodwill and Other Intangible Assets

Financial Accounting Standards Board (FASB) SFAS No. 142, "Goodwill and Other Intangible Assets," requires that intangible assets acquired either individually or with a group of other assets be initially recognized and measured based on fair value. An intangible with a finite life is amortized over its useful life, while an intangible with an indefinite life, including goodwill, is not amortized.

The Company assesses the recoverability of the carrying value of its goodwill and other intangible assets with indefinite useful lives annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of goodwill is measured at the reporting unit level based on a two-step approach. First, the carrying amount of the reporting unit is compared to the fair value as estimated by the future net discounted cash flows expected to be generated by the reporting unit. To the extent that the carrying value of the reporting unit exceeds the fair value of the reporting unit, a second step would be performed, whereby the reporting unit's assets and liabilities are fair valued. To the extent that the reporting unit's carrying value of goodwill exceeds its implied fair value of goodwill, an impairment exists and would be recognized.

Recoverability of other intangible assets with indefinite useful lives is measured by a comparison of the carrying amount of the intangible assets to the fair value of the respective intangible assets. Any excess of the carrying value of the intangible assets over the fair value of the intangible assets would be recognized as an impairment loss.

Schering-Plough conducts its annual impairment testing of goodwill at October 1 each year. Based on the impairment tests performed, there was no impairment of goodwill in 2008, 2007 or 2006.

In 2007, Schering-Plough's goodwill and other intangible asset balances increased significantly due to the acquisition of OBS. See Note 2, "Acquisition," and Note 13, "Goodwill and Other Intangible Assets," for additional information.

Other Assets

Included in other assets is capitalized software of $246 million and $278 million at December 31, 2008 and 2007, respectively. Amortization expense were $101 million, $89 million and $76 million in 2008, 2007 and 2006, respectively. Other Assets at December 31, 2008 included $80 million of restricted cash primarily for a letter of credit related to certain international tax matters.

Income Taxes

Schering-Plough implemented the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," (FIN 48) as of January 1, 2007. Under FIN 48, in order to recognize an uncertain tax benefit, the taxpayer must be more likely than not of sustaining the position, and the measurement of the benefit is calculated as the largest amount that is more than 50 percent likely to be realized upon resolution of the position. Schering-Plough includes interest expense or income as well as potential penalties on uncertain tax positions as a component of income tax expense in the Statement of Consolidated Operations.

Deferred income taxes are recognized for the future tax effects of temporary differences between the financial and income tax reporting basis of Schering-Plough's assets and liabilities based on enacted tax laws and rates.

Accounting for Share-Based Compensation

Prior to January 1, 2006, Schering-Plough accounted for its stock-based compensation arrangements using the intrinsic value method. No share-based employee compensation cost was reflected in the statements of consolidated operations, other than for Schering-Plough's deferred stock units and performance plans, as stock options granted under all other plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective January 1, 2006, Schering-Plough accounts for all share-based compensation in accordance with SFAS No. 123 (Revised 2004) "Share-Based Payment" (SFAS 123R). See Note 6, "Share-Based Compensation," for additional information.

Shipping and Handling Expenses

Shipping expenses are classified as selling, general and administrative expenses in the Consolidated Statement of Operations.

Impact of Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." The standard defines fair value, establishes a framework for measuring fair value in accordance with U.S. Generally Accepted Accounting Principles, and expands disclosures about fair value measurements. The standard codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. For calendar-year companies, the standard became effective January 1, 2008 (see Note 17, "Fair Value Measurements") except for non-financial items measured on a non-recurring basis for which it is effective beginning January 1, 2009. The implementation of this standard did not have a material impact on Schering-Plough's financial statements. Based on Schering-Plough's current financial position, the impact of the provisions of this standard that was effective January 1, 2009 is not expected to be material.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115" (SFAS 159), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 also includes an amendment to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which applies to all entities with available-for-sale and trading securities. For calendar-year companies, the standard became effective January 1, 2008. Schering-Plough chose not to elect the fair value option prescribed by SFAS 159. As a result, the implementation of this standard did not have a material impact on Schering-Plough's financial statements.

In December 2007, the FASB issued EITF Issue No. 07-1, "Accounting for Collaborative Arrangements," which is effective for calendar-year companies beginning January 1, 2009. The Task Force clarified the manner in which costs, revenues and sharing payments made to, or received by, a partner in a collaborative arrangement should be presented in the income statement and set forth certain disclosures that should be required in the partners' financial statements. The impact of this standard on the consolidated financial statements is not expected to be material.

Notes to Consolidated Financial Statements — (Continued)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations," (SFAS 141R). For calendar-year companies, the standard is applicable to new business combinations occurring on or after January 1, 2009. SFAS 141R requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Most significantly, SFAS 141R will require that acquisition costs generally be expensed as incurred, certain acquired contingent liabilities be recorded at fair value, and acquired in-process research and development be recorded at fair value as an indefinite-lived intangible asset at the acquisition date. The standard will also impact certain unresolved matters related to purchase transactions consummated prior to the effective date of the standard. The impact of this standard on the consolidated financial statements is not expected to be material, but this standard may have an effect on accounting for future business combinations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51," which is effective for calendar-year companies beginning January 1, 2009. The standard establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The impact of this standard on the consolidated financial statements is not expected to be material.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133," which is effective for calendar-year companies beginning January 1, 2009. The standard enhances required disclosures regarding derivatives and hedging activities. The impact of this standard on the consolidated financial statements is not expected to be material.

In April 2008, the FASB issued FASB Staff Position (FSP) No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. FSP 142-3 is effective for calendar-year companies beginning January 1, 2009. The requirement for determining useful lives must be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The impact of this standard on the consolidated financial statements is not expected to be material.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." This standard identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS No. 162 became effective on November 15, 2008. The implementation of this standard did not have a material impact on Schering-Plough's consolidated financial statements.

In June 2008, the FASB issued FSP EITF No. 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." The FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore need to be included in the earnings allocation in calculating earnings per share under the two-class method described in SFAS No. 128, "Earnings per Share." The FSP requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. The FSP is effective for calendar-year companies beginning January 1, 2009. The impact of this standard on the consolidated financial statements is not expected to be material.

In October 2008, the FASB issued FSP 157-3 "Determining Fair Value of a Financial Asset in a Market That Is Not Active" (FSP 157-3). FSP 157-3 clarified the application of SFAS No. 157 in an inactive market. It demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The implementation of this standard did not have a material impact on Schering-Plough's consolidated financial statements.

Notes to Consolidated Financial Statements — (Continued)

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interest in Variable Interest Entities." FSP No. FAS 140-4 and FIN 46(R)-8 requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. The FSP is effective for interim and annual periods ending after December 15, 2008. Since the FSP requires only additional disclosures concerning transfers of financial assets and interest in variable interest entities, adoption of this FSP did not affect Schering-Plough's disclosures.

2. ACQUISITION

Schering-Plough acquired OBS for a purchase price of approximately Euro 11 billion in cash, or approximately $16.1 billion (including legal and professional fees) on November 19, 2007 (the Acquisition Date). This acquisition added further diversification of marketed products, including two new therapeutic areas (Women's Health and Central Nervous System), as well as significant strength in Animal Health products and the R&D pipeline. The purchase method of accounting was used to account for the transaction in accordance with SFAS No. 141, "Business Combinations." The operating results of OBS are included in Schering-Plough's consolidated financial statements for the period subsequent to the Acquisition Date.

The following table provides unaudited pro forma financial information for the years ended December 31, 2007 and 2006 as if the acquisition had occurred as of the beginning of each period presented:

	2007	2006
	(Dollars in millions except per share data) (unaudited)	
Net sales	$16,853	$15,079
Net loss before cumulative effect of a change in accounting principle	(2,500)	(3,987)
Net loss available to common shareholders	(2,712)	(4,201)
Diluted loss per common share	(1.72)	(2.73)
Basic loss per common share	(1.72)	(2.73)

The unaudited pro forma financial information for both periods presented includes amortization of the step-up of inventory of $1.1 billion and acquired in-process research and development charge of $3.8 billion, which are non-recurring charges directly attributable to the accounting for the acquisition. The unaudited pro forma financial information also includes the effect of purchase accounting adjustments such as additional amortization expense from the acquired identifiable intangible assets and depreciation from the step-up of property. No effect has been given in the unaudited pro forma financial information for synergistic benefits that may be realized or costs related to the integration of OBS. The unaudited pro forma financial information should not be considered indicative of actual results that would have been achieved had this acquisition been consummated on the dates indicated and does not purport to indicate results of operations as of any future date or for any future period.

A preliminary allocation of the purchase price of OBS was made as of the Acquisition Date. The final allocation of the purchase price has resulted in a net decrease to goodwill of $44 million as compared to the preliminary allocation as of the Acquisition Date. This adjustment to the preliminary purchase price allocation was primarily related to updated valuations of identifiable intangible assets, property and inventories as well as updates to acquired liabilities and deferred taxes. The final allocation of the purchase price of OBS is as follows:

	(Dollars in millions)
Cash	$ 330
Current assets (excluding inventories)	1,307
Inventories	2,434
Property	2,508
Identifiable intangible assets(1)	6,839
Goodwill(2)	2,667
Other-non current assets	750
Acquired in-process research and development (IPR&D)(3)	3,754
Total assets acquired	$20,589
Acquisition related liabilities(4)	198
Other current liabilities	1,513
Deferred tax liabilities	2,215
Other-non current liabilities	544
Total liabilities assumed	$ 4,470
Net assets acquired	$16,119

(1) The final purchase price allocation to identifiable intangible assets is as follows:

	Amount (Dollars in millions)	Weighted-Average Amortization Period (years)
Patents:		
Women's Health — Contraception	$1,659	11
Women's Health — Fertility	1,013	11
Women's Health — Other	440	13
Central Nervous System	527	12
Other Human Prescription Pharmaceuticals	382	8
Total patents	$4,021	
Trademarks:		
Animal Health	$2,608	20
Prescription Pharmaceuticals	210	20
Total trademarks	$2,818	
Total intangible assets acquired	$6,839	

The weighted-average life of total acquired intangible assets is approximately 15 years. The intangible assets have no significant residual value. There were no acquired intangible assets that were determined to have an indefinite life.

(2) $1.8 billion of the goodwill has been assigned to the Prescription Pharmaceuticals segment and $873 million has been assigned to the Animal health segment. None of the goodwill is deductible for income tax purposes.

(3) $3.8 billion assigned to acquired IPR&D was charged to operations in the fourth quarter of 2007. This charge was associated with research projects in animal health and research projects in the women's health, central nervous system and anesthesia therapeutic areas of human health. The amount was determined by using discounted cash flow projections of identified research projects for which technological feasibility had not been established and for which there was no alternative future use. The discount rates used ranged from 14 percent to 18 percent. The projected launch dates following the U.S. Food and Drug Administration (FDA) or other regulatory approval are years 2008 through 2013, at which time Schering-Plough expects these projects to begin to generate cash flows. The cost to complete the research projects will depend on whether the projects are brought to their final stages of development and are ultimately submitted to the FDA or other regulatory agencies for approval. As of December 31, 2007, the estimated cost to complete projects near the final stages of development was in excess of $700 million. All of the research and development projects considered in the valuation are subject to the normal risks and uncertainties associated with demonstrating the safety and efficacy required to obtain FDA or other regulatory approvals.

(4) Included in acquisition related liabilities are costs to exit certain activities of OBS.

In conjunction with the OBS acquisition, Schering-Plough agreed to divest certain assets as part of regulatory reviews in the U.S. and Europe. See Note 7, Other Expense/(Income), net.

3. SPECIAL AND ACQUISITION RELATED CHARGES AND MANUFACTURING STREAMLINING

2008 Special and acquisition-related charges

Special and acquisition-related charges relate to the Productivity Transformation Program (PTP) activities which include the ongoing integration of the OBS business (See Note 4, "OBS Integration and Productivity Transformation Program for additional information). Special and acquisition-related charges for 2008 were $329 million. The costs for 2008 included $275 million of employee termination costs. The remaining charges related to integration activities.

2007 Special and acquisition-related charges

During the year ended December 31, 2007, Schering-Plough incurred $84 million of special and acquisition-related charges, comprised of $61 million of integration-related costs for the OBS acquisition and $23 million of employee termination costs as part of integration activities.

2006 Manufacturing Streamlining

During 2006, Schering-Plough implemented changes to its manufacturing operations in Puerto Rico and New Jersey that have streamlined its global supply chain and further enhanced Schering-Plough's long-term competitiveness. These changes resulted in the phase-out and closure of Schering-Plough's manufacturing operations in Manati, Puerto Rico, and additional workforce reductions in Las Piedras, Puerto Rico, and New Jersey.

Special charges

Special charges in 2006 related to the changes in Schering-Plough's manufacturing operations totaled $102 million. These charges consisted of approximately $47 million of severance and $55 million of fixed asset impairments.

Cost of sales

Included in 2006 cost of sales was approximately $146 million consisting of $93 million of accelerated depreciation, $46 million of inventory write-offs, and $7 million of other charges related to the closure of Schering-Plough's manufacturing facilities in Manati, Puerto Rico.

The following table summarizes activities reflected in the consolidated financial statements related to changes to Schering-Plough's manufacturing operations which were completed in 2006:

	Charges Included in Cost of Sales	Special Charges	Total Charges	Cash Payments	Non-cash Charges	Accrued Liability
	(Dollars in millions)					
Accrued liability at January 1, 2006						$ —
Severance	$ —	$ 47	$ 47	$(35)	$ —	12
Asset impairments	—	55	55	—	(55)	—
Accelerated depreciation	93	—	93	—	(93)	—
Inventory write-offs	46	—	46	—	(46)	—
Other	7	—	7	(2)	(5)	—
Total	$146	$102	$248	$(37)	$(199)	
Accrued liability at December 31, 2006						$ 12
Severance				(12)		(12)
Accrued liability at December 31, 2007						$ —

4. OBS INTEGRATION AND PRODUCTIVITY TRANSFORMATION PROGRAM

As part of the purchase price allocation of the OBS acquisition as of the Acquisition Date, Schering-Plough recorded acquisition-related liabilities of $151 million related to involuntary termination benefits.

In April 2008, Schering-Plough announced a major new program, the Productivity Transformation Program (PTP), which includes the ongoing integration of OBS, and is designed to reduce and avoid costs, and increase productivity. The targeted savings envisioned by this program include those resulting from the previously announced OBS integration synergies.

The following table summarizes the charges, cash payments and liabilities related to the Productivity Transformation Program, which includes the ongoing integration of OBS, through December 31, 2008:

		Acquisition-Related Liabilities	
	Employee Termination Costs	Employee Termination Costs	Other Exit Costs
	(Dollars in millions)		
Accrued liability at December 31, 2007	$ 23	$ 151	—
Charges(a)	254	21	—
Purchase price allocation items(b)	—	(3)	50
Cash payments	(154)	(169)	(18)
Accrued liability at December 31, 2008	$ 123	$ —	$ 32

(a) Recorded to special and acquisition-related charges.

(b) Recorded as part of purchase accounting. Included in acquisition-related liabilities at December 31, 2008 are costs to exit certain activities of OBS.

Notes to Consolidated Financial Statements — (Continued)

5. EQUITY INCOME

In May 2000, Schering-Plough and Merck entered into two separate sets of agreements to jointly develop and market certain products in the U.S. including (1) two cholesterol-lowering drugs and (2) an allergy/asthma drug. In December 2001, the cholesterol agreements were expanded to include all countries of the world except Japan. In general, the companies agreed that the collaborative activities under these agreements would operate in a virtual joint venture to the maximum degree possible by relying on the respective infrastructures of the two companies. These agreements generally provide for equal sharing of development costs and for co-promotion of approved products by each company.

The cholesterol agreements provide for Schering-Plough and Merck to jointly develop and commercialize ezetimibe in the cholesterol management field:

i. as a once-daily monotherapy (managed as ZETIA in the U.S. and Asia and EZETROL in Europe);

ii. in co-administration with various approved statin drugs; and

iii. as a fixed-combination tablet of ezetimibe and simvastatin (Zocor), Merck's cholesterol-modifying medicine. This combination medication (ezetimibe/simvastatin) is managed as VYTORIN in the U.S. and as INEGY in many international countries.

ZETIA/EZETROL (ezetimibe) and VYTORIN/INEGY (the combination of ezetimibe/simvastatin) are approved for use in the U.S. and have been launched in many international markets.

Schering-Plough utilizes the equity method of accounting in recording its share of activity from the Merck/Schering-Plough cholesterol joint venture. As such, Schering-Plough's net sales do not include the sales of the joint venture. The cholesterol joint venture agreements provide for the sharing of operating income generated by the joint venture based upon percentages that vary by product, sales level and country. In the U.S. market, Schering-Plough receives a greater share of profits on the first $300 million of annual ZETIA sales. Above $300 million of annual ZETIA sales, Merck and Schering-Plough generally share profits equally. Schering-Plough's allocation of the joint venture income is increased by milestones recognized. Further, either company's share of the joint venture's income from operations is subject to a reduction if that company fails to perform a specified minimum number of physician details in a particular country. The companies agree annually to the minimum number of physician details by country.

The companies bear the costs of their own general sales forces and commercial overhead in marketing joint venture products around the world. In the U.S., Canada and Puerto Rico, the cholesterol agreements provide for a reimbursement to each company for physician details that are set on an annual basis, and in Italy, a contractual amount is included in the profit sharing calculation that is not reimbursed. In the U.S., Canada and Puerto Rico this amount is equal to each company's agreed physician details multiplied by a contractual fixed fee. Schering-Plough reports these amounts as part of equity income from the cholesterol joint venture. These amounts do not represent a reimbursement of specific, incremental and identifiable costs for Schering- Plough's detailing of the cholesterol products in these markets. In addition, these amounts are not reflective of Schering-Plough's sales effort related to the joint venture as Schering-Plough's sales force and related costs associated with the joint venture are generally estimated to be higher.

Costs of the joint venture that the companies contractually share are a portion of manufacturing costs, specifically identified promotion costs (including direct-to-consumer advertising and direct and identifiable out-of-pocket promotion) and other agreed upon costs for specific services such as market support, market research, market expansion, a specialty sales force and physician education programs.

Certain specified research and development expenses are generally shared equally by Schering-Plough and Merck.

The allergy/asthma agreements provided for the joint development and marketing by the companies of a once-daily, fixed-combination tablet containing loratadine/montelukast. In April 2008, the Merck/Schering-Plough joint venture received a not-approvable letter from the FDA for the proposed fixed combination of loratadine/montelukast. During the second quarter of 2008 the respiratory joint venture was terminated in accordance with the agreements. This action has no impact on the cholesterol joint venture. As a result of the termination of the respiratory joint venture, Schering- Plough received payments totaling $105 million which Schering-Plough recognized during 2008, in equity income.

The following information provides a summary of the components of Schering-Plough's equity income from the cholesterol joint venture for the years ended December 31:

	2008	2007	2006
	(Dollars in millions)		
Schering-Plough's share of net income (including milestones of $105 million in 2008)	$1,665	$1,831	$1,273
Contractual amounts for physician details	223	242	204
Elimination of intercompany profit and other, net	(18)	(24)	(18)
Total equity income from Merck/Schering-Plough joint venture	$1,870	$2,049	$1,459

At December 31, 2008 and 2007, Schering-Plough had net receivables (including undistributed income) from the Merck/Schering-Plough Joint Venture of $130 million and $287 million, respectively.

Equity income from the joint venture excludes any profit arising from transactions between Schering-Plough and the joint venture until such time as there is an underlying profit realized by the joint venture in a transaction with a party other than Schering-Plough or Merck.

Due to the virtual nature of the cholesterol joint venture, Schering-Plough incurs substantial costs, such as selling, general and administrative costs, that are not reflected in equity income and are borne by the overall cost structure of Schering-Plough. These costs are reported on their respective line items in the Statements of Consolidated Operations and are not separately identifiable. The cholesterol agreements do not provide for any jointly owned facilities and, as such, products resulting from the joint venture are manufactured in facilities owned by either Schering-Plough or Merck.

Schering-Plough and Merck are developing a single-tablet combination of ezetimibe and atorvastatin as a treatment for elevated cholesterol levels.

See Note 21, "Legal, Environmental and Regulatory Matters," – "Litigation and Investigations relating to the Merck/Schering-Plough Cholesterol Joint Venture."

6. SHARE-BASED COMPENSATION

Prior to January 1, 2006, Schering-Plough accounted for its stock compensation arrangements using the intrinsic value method, which followed the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and the related Interpretations. Prior to 2006, no stock-based employee compensation cost was reflected in the Statement of Consolidated Operations, other than for Schering-Plough's deferred stock units, as stock options granted under all other plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Schering-Plough adopted SFAS 123R effective January 1, 2006. SFAS 123R requires companies to recognize compensation expense in an amount equal to the fair value of all share-based payments granted to employees. Schering-Plough elected the modified prospective transition method, and therefore, adjustments to prior periods were not required as a result of adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all awards granted after the date of adoption and to any unrecognized expense of awards unvested at the date of adoption based on the grant date fair value. SFAS 123R also amended SFAS No. 95, "Statement of Cash Flows," to require that excess tax benefits that had been reflected as operating cash flows be reflected as financing cash flows.

For grants issued to retirement-eligible employees prior to the adoption of SFAS 123R, Schering-Plough recognized compensation costs over the stated vesting period of the stock option or deferred stock unit with acceleration of any unrecognized compensation costs upon the retirement of the employee. Upon adoption of SFAS 123R, Schering-Plough recognizes compensation costs on all share-based grants made on or after January 1, 2006, over the service period, which is the earlier of: i) one year if the employee is or becomes retirement-eligible during the first year of the grant; ii) the employee's retirement eligibility date if after the first year of the grant; and iii) the service period of the award.

On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123R-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." Schering-Plough has elected to adopt the transition method provided in this FASB Staff Position for purposes of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123R.

During 2006, the 2006 Stock Incentive Plan (the 2006 Plan) was approved by Schering-Plough's shareholders. Under the terms of the 2006 Plan, 92 million of Schering-Plough's authorized common shares may be granted as stock options or awarded as deferred stock units to officers and certain employees of Schering-Plough through December 2011.

Schering-Plough intends to utilize unissued authorized shares to satisfy stock option exercises and for the issuance of deferred stock units. Expenses related to share-based compensation are classified in the line item associated with the employee's function.

During 2008 and 2007, Schering-Plough granted performance-based deferred stock units under the 2006 Stock Incentive Plan, which provide certain senior managers the opportunity to earn shares of Schering-Plough common stock. These units will only be earned if specific pre-established levels of performance and service are achieved during the applicable three-year performance period.

Implementation of SFAS 123R

In the first quarter of 2006, Schering-Plough recognized a benefit to income of $22 million for the cumulative effect of a change in accounting principle related to two long-term compensation plans required to be accounted for as liability plans under SFAS 123R.

Tax benefits recognized related to stock-based compensation and related cash flow impacts were not material during 2008, 2007 and 2006, as Schering-Plough is in a U.S. Net Operating Loss position.

Stock Options

Stock options are granted to employees at exercise prices equal to the fair market value of Schering-Plough's stock at the dates of grant. Stock options under the 2006 Plan generally vest over three years and have a term of seven years. Certain options granted under previous plans vest over longer periods ranging from three to nine years and have a term of 10 years. Compensation costs for all stock options are recognized over the requisite service period for each separately vesting portion of the stock option award. Expense is recognized, net of estimated forfeitures, over the vesting period of the options using an accelerated method. Expense recognized in 2008, 2007, and 2006 was approximately $65 million, $72 million and $56 million, respectively.

The weighted-average assumptions used in the Black-Scholes option-pricing model in 2008, 2007 and 2006 were as follows:

	2008	2007	2006
Dividend yield	1.1%	1.1%	1.1%
Volatility	31.4%	24.8%	25.7%
Risk-free interest rate	2.8%	4.6%	5.0%
Expected term of options (in years)	4.5	4.5	4.5

Dividend yields are based on historical dividend yields. Expected volatilities are based on historical volatilities of Schering-Plough's common stock which is not expected to differ materially from future volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the options. The expected term of options represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules. Schering-Plough utilizes the simplified method of calculating the expected term of stock options as allowed under Staff Accounting Bulletin (SAB) 107 as amended by SAB 110 as historical experience is not expected to be a reasonable basis for estimated expected term due to various changes in the business.

The amount of cash received from the exercise of stock options in 2008, 2007 and 2006 was $15 million, $225 million and $83 million, respectively.

Summarized information about stock options outstanding and exercisable at December 31, 2008, is as follows:

	Outstanding			Exercisable	
Exercise Price Range	Number of Options (In thousands)	Weighted-Average Remaining Term in Years	Weighted-Average Exercise Price	Number of Options (In thousands)	Weighted-Average Exercise Price
Under $20	38,069	5.0	$18.35	27,671	$18.13
$20 to $30	13,086	6.1	20.81	8,350	20.92
$30 to $40	17,839	3.8	33.78	11,986	34.86
Over $40	13,574	1.3	46.20	13,564	46.21
	82,568			61,571	

The weighted-average fair value of stock options granted in 2008, 2007 and 2006 was $5.35, $8.06 and $5.22, respectively. The intrinsic value of stock options exercised in 2008, 2007 and 2006 was $2 million, $132 million and $21 million, respectively. The total fair value of options vested in 2008, 2007 and 2006 was $67 million, $80 million and $73 million, respectively.

As of December 31, 2008, the total remaining unrecognized compensation cost related to non-vested stock options amounted to $48 million, which will be amortized over the weighted-average remaining requisite service period of 2.3 years.

The following table summarizes stock option activity as of December 31, 2008, and changes during the year then ended under the current and prior plans:

	Number of Options (In thousands)	Weighted-Average Exercise Price
Outstanding at January 1, 2008	79,840	$28.47
Granted	13,605	19.51
Exercised	(833)	18.11
Canceled or expired	(10,044)	32.13
Outstanding at December 31, 2008	82,568	$26.65
Exercisable at December 31, 2008	61,571	$27.95

The aggregate intrinsic value of stock options outstanding at December 31, 2008, was $2 million. The aggregate intrinsic value of stock options currently exercisable at December 31, 2008, was $2 million. Intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the quoted price of Schering-Plough's common stock as of the reporting date.

The following table summarizes nonvested stock option activity as of December 31, 2008, and changes during the year then ended under the current and prior plans:

	Number of Options (In thousands)	Weighted-Average Fair Value
Nonvested at January 1, 2008	20,135	$6.99
Granted	13,605	5.35
Vested	(9,794)	6.84
Forfeited	(2,949)	5.62
Nonvested at December 31, 2008	20,997	$6.19

Deferred Stock Units

The fair value of deferred stock units is determined based on the number of shares granted and the quoted price of Schering-Plough's common stock at the date of grant. Deferred stock units generally vest at the end of three years provided the employee remains in the service of Schering-Plough. Expense is recognized on a straight-line basis over the vesting period. Deferred stock units are payable in an equivalent number of common shares. Expense recognized in 2008, 2007 and 2006 was $134 million, $125 million and $112 million, respectively.

Summarized information about deferred stock units outstanding at December 31, 2008, is as follows:

	Outstanding		
Deferred Stock Unit Price Range	Number of Deferred Stock Units (In thousands)	Weighted-Average Remaining Term in Years	Weighted-Average Fair Value
$14 to $20	9,961	1.2	$19.05
Over $20	5,381	1.4	30.70
	15,342		

The weighted-average fair value of deferred stock units granted in 2008, 2007 and 2006 was $18.89, $31.19 and $19.27, respectively. The total fair value of deferred stock units vested during 2008, 2007 and 2006 was $127 million, $17 million and $68 million, respectively.

As of December 31, 2008, the total remaining unrecognized compensation cost related to deferred stock units amounted to $124 million, which will be amortized over the weighted-average remaining requisite service period of 1.8 years.

The following table summarizes deferred stock unit activity as of December 31, 2008, and changes during the year then ended under the current and prior plans:

	Number of Nonvested Deferred Stock Units (In thousands)	Weighted-Average Fair Value
Nonvested at January 1, 2008	17,953	$23.55
Granted	5,084	18.89
Vested	(6,141)	20.67
Forfeited	(1,554)	23.71
Nonvested at December 31, 2008	15,342	$23.14

Performance-Based Deferred Stock Units

The distribution of the performance-based deferred stock units is contingent on Schering-Plough meeting either performance and/or market conditions. One half of each performance-based stock unit grant has a performance condition and the fair value of these units is based on the closing stock price on the date of grant. The other half of each grant has a market condition and the fair value of these units is determined by using a lattice valuation model with expected volatility assumptions and other assumptions appropriate for determining fair value. Compensation expense for the performance-based stock units, which excludes dividend equivalents, is based on the fair values of the awards expected to vest based on performance measures and is recognized over the performance period. The total compensation expense recognized for the years ended 2008 and 2007 is $20 million and $14 million, respectively.

The weighted average grant-date fair value of performance-based deferred stock units granted during 2008 and 2007 was $19.35 and $23.47, respectively, and represented approximately 1,063,036 and 1,397,000 underlying shares, respectively. As of December 31, 2008, none of these units have vested.

As of December 31, 2008, unrecognized compensation cost related to these deferred stock units was $31 million, which will be amortized over the remaining weighted average requisite service period of 1.5 years. The remaining unrecognized compensation cost for the performance-based deferred stock units may vary each reporting period based on changes in the expected achievement of performance measures.

The following table summarizes performance-based deferred stock unit activity as of December 31, 2008 and changes during the year then ended:

	Number of Nonvested Performance-based Deferred Stock Units	Weighted-Average Fair Value
	(In thousands)	
Nonvested at January 1, 2008	1,397	$23.47
Granted	1,063	19.35
Vested	—	—
Forfeited	(24)	23.23
Nonvested at December 31, 2008	2,436	$21.68

Liability Plans

Schering-Plough had two compensation plans for which the performance and vesting periods ended December 31, 2008. These plans were classified as liability plans under SFAS 123R, as the ultimate cash payout of these plans had been based on Schering-Plough's stock performance as compared to the stock performance of a peer group. Upon adoption of SFAS 123R on January 1, 2006, Schering-Plough recognized a cumulative income effect of a change in accounting principle of $22 million in order to recognize the liability plans at fair value. During the service period, income or expense amounts related to these liability plans was based on the change in fair value at each reporting date. Fair value for the plans prior to the end of the service period was estimated using a lattice valuation model using expected volatility assumptions and other assumptions appropriate for determining fair value. For the first of these liability plans, the service period concluded as of December 31, 2006 and the value of the plan became fixed. For the second of these liability plans the service period concluded as of December 31, 2008. The income or expense recognized for these liability plans in the Statements of Consolidated Operations, exclusive of the impact of the cumulative effect of a change in accounting principle, was income of $30 million in 2008 and expense of $22 million and $24 million for 2007 and 2006, respectively.

As of December 31, 2008 there was no remaining unrecognized compensation cost related to the liability plans.

Notes to Consolidated Financial Statements — (Continued)

7. OTHER EXPENSE/(INCOME), NET

The components of other expense/(income), net, are as follows:

	2008	2007	2006
	(Dollars in millions)		
Interest cost incurred	$ 555	$ 263	$ 184
Less: amount capitalized on construction	(19)	(18)	(12)
Interest expense	536	245	172
Interest income	(71)	(395)	(297)
Foreign exchange losses/(gains), net	47	(37)	2
Gain on sale of divested products	(160)	—	—
Realized gain on foreign currency options, net	—	(510)	—
Ineffective portion of interest rate swaps	—	7	—
Other, net	(17)	7	(12)
Total other expense/(income), net	$ 335	$(683)	$(135)

In September 2008, Schering-Plough completed its previously announced divestitures of certain Animal Health products as required by regulatory agencies in the U.S. and Europe in connection with the acquisition of OBS. As a result of these divestitures, Schering-Plough recognized a gain of $160 million ($149 million after tax). In addition, during 2008, Schering-Plough recognized a gain of $17 million ($12 million after tax) on the sale of a manufacturing site. Net cash proceeds from the divested Animal Health products were $210 million.

During 2008 and 2007, Schering-Plough participated in health care refinancing programs adopted by local government fiscal authorities in a major European market. During 2008 and 2007, Schering-Plough transferred $47 million and $173 million, respectively, of its trade accounts receivables owned by a foreign subsidiary to third-party financial institutions without recourse. The transfer of trade accounts receivable qualified as sales of accounts receivable under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." For 2008 and 2007, the transfer of these trade accounts receivable did not have a material impact on Schering-Plough's Statements of Consolidated Operations. Cash flows from these transactions are included in the change in accounts receivable in operating activities.

Net foreign exchange gains of $37 million in 2007 includes $101 million of foreign currency transaction exchange losses related to euro-denominated debt instruments prior to being accounted for as economic hedges of the net investment in a foreign operation. These currency exchange losses were non-cash items and are included as adjustments to reconcile net loss to net cash provided by operating activities in the Statement of Consolidated Cash Flows.

During 2007, as part of an overall risk management strategy and in consideration of various preliminary financing scenarios associated with the acquisition of OBS, Schering-Plough purchased euro-denominated currency options (derivatives) for aggregate premiums of approximately $165 million and received proceeds of $675 million upon the termination of these options, resulting in a net realized gain of $510 million. These derivatives did not qualify for hedge accounting in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS 133). Accordingly, the gain on these derivatives was recognized in the Statement of Consolidated Operations. These derivatives were short-term (trading) in nature and did not hedge a specific financing or investing transaction. Accordingly, the cash impacts of these derivatives were classified as operating cash flows in the Statement of Consolidated Cash Flows. These derivatives were terminated during the fourth quarter of 2007.

During 2007, Schering-Plough executed a series of interest rate swaps in anticipation of financing the acquisition of OBS. The objective of the swaps was to hedge the interest rate payments to be made on future issuances of debt. As such, the swaps were designated as cash flow hedges of future interest rate payments, and in accordance with SFAS 133, the effective portion of the gains or losses on the hedges are reported in other comprehensive income and any ineffective portion is reported in operations. In connection with the euro-denominated debt issuances as described in Note 15, "Borrowings and Other Commitments," portions of the swaps were deemed ineffective and Schering-Plough recognized a $7 million loss in the Statement of Consolidated Operations during 2007. The effective portion of the swaps of $12 million was recorded in other comprehensive income during 2007 and is being recognized as interest expense over the life of the related debt. The cash flow impacts of these interest rate swaps were classified as operating cash flows in the Statement of Consolidated Cash Flows.

8. INCOME TAXES

The components of consolidated income/(loss) before income taxes for the years ended December 31 are as follows:

	2008	2007	2006
	(Dollars in millions)		
United States	$ (207)	$ (982)	$ (593)
Foreign	2,256	(233)	2,098
Net income/(loss) before income taxes and including cumulative effect of a change in accounting principle	$2,049	$(1,215)	$1,505

Net income/(loss) in 2008 and 2007 include the amortization of fair values of certain assets acquired as part of the OBS acquisition. Net loss in 2007 includes a charge for acquired in-process research and development of $3.8 billion in connection with the acquisition of OBS.

Income from the cholesterol joint venture is included in the above table based on the jurisdiction in which the income is earned.

The components of income tax expense for the years ended December 31 are as follows:

	Federal	State	Foreign	Total
	(Dollars in millions)			
2008				
Current	$23	$24	$ 498	$ 545
Deferred	–	–	(399)	(399)
Total	$23	$24	$ 99	$ 146
2007				
Current	$36	$20	$ 265	$ 321
Deferred	–	–	(63)	(63)
Total	$36	$20	$ 202	$ 258
2006				
Current	$42	$25	$ 251	$ 318
Deferred	(3)	–	47	44
Total	$39	$25	$ 298	$ 362

During 2004, Schering-Plough established a valuation allowance on its net U.S. deferred tax assets, including the benefit of U.S. operating losses, as management concluded that it is not more likely than not that the benefit of the U.S. net deferred tax assets can be realized. At December 31, 2008, Schering-Plough continues to maintain a valuation allowance against its U.S. net deferred tax assets.

Schering-Plough maintains its intent to indefinitely reinvest earnings of its international subsidiaries. Schering-Plough has not provided deferred taxes on approximately $7.5 billion of undistributed foreign earnings as of December 31, 2008. Determining the tax liability that would arise if these earnings were remitted is not practicable. That liability would depend on a number of factors, including the amount of the earnings distributed and whether the U.S. operations were generating taxable profits or losses.

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of Schering-Plough's assets and liabilities. Schering-Plough's deferred tax assets result principally from the recording of certain items that currently are not deductible for tax purposes and net operating loss and other tax credit carryforwards. Schering-Plough's deferred tax liabilities principally result from book over tax basis differences resulting from the OBS acquisition and the use of accelerated depreciation for tax purposes.

The components of Schering-Plough's deferred tax assets and liabilities at December 31 are as follows:

	2008	2007
	(Dollars in millions)	
Deferred tax assets:		
NOL carryforwards	$ 348	$ 401
Other tax credit carryforwards	500	418
Post-retirement and other employee benefits	1,037	632
Inventory related	315	272
Sales return reserves	143	144
Litigation accruals	110	88
Intangible Assets	84	132
Other	235	343
Total deferred tax assets:	$ 2,772	$ 2,430
Deferred tax liabilities:		
Depreciation	$ (496)	$ (454)
Inventory valuation	(40)	(191)
OBS Intangible Assets	(1,503)	(1,669)
Other	(53)	(111)
Total deferred tax liabilities:	$(2,092)	$(2,425)
Deferred tax valuation allowance	$(1,400)	$(1,219)
Net deferred tax (liabilities)	$ (720)	$(1,214)

The deferred tax assets for net operating losses and other tax credit carryforwards principally relate to U.S. NOLs, Research and Development (R&D) tax credits, U.S. foreign tax credits and Federal Alternative Minimum Tax (AMT) credit carryforwards. At December 31, 2008, Schering-Plough had approximately $1.3 billion of U.S. NOLs for income tax purposes that are available to offset future U.S. taxable income. U.S. NOLs are U.S. operating losses adjusted for the differences between financial and tax reporting. These U.S. NOLs will expire in varying amounts between 2024 and 2028, if unused. State NOLs related to these U.S. NOLs, expire in varying amounts between 2009 and 2028. At December 31, 2008, Schering-Plough had approximately $215 million of R&D tax credits carryforwards that will expire between 2022 and 2028; $227 million of foreign tax credit carryforwards that will expire between 2011 and 2018; and $46 million of AMT tax credit carryforwards that have an indefinite life. The U.S. NOL carryforward could be materially reduced after examination of Schering-Plough's income tax returns by the Internal Revenue Service (IRS). Schering-Plough has reduced the deferred tax assets and related valuation allowance recorded for its U.S. NOLs and tax credit carryforwards to reflect the estimated resolution of these examinations.

The difference between income taxes based on the U.S. statutory tax rate and Schering-Plough's income tax expense for the years ended December 31 was due to the following:

	2008	2007	2006
	(Dollars in millions)		
Income tax expense/(benefit) at U.S. statutory rate	$ 717	$ (425)	$ 527
Increase/(decrease) in taxes resulting from:			
Lower rates in other jurisdictions, net	(691)	(883)	(436)
U.S. operating losses for which no tax benefit was recorded	65	165	215
Permanent differences	7	1,346	(7)
State income tax	24	20	25
Provision for other tax matters	24	35	38
Income tax at effective tax rate	$ 146	$ 258	$ 362

The permanent differences in 2007 are largely attributable to the acquired in-process research and development charge of $3.8 billion related to the acquisition of OBS for which no tax benefit was recorded.

The lower tax rates in other jurisdictions in 2008, 2007 and 2006, net, are primarily attributable to Schering-Plough's manufacturing subsidiaries in Singapore, Ireland and Puerto Rico, which operate under various incentive tax grants that begin to expire in 2011. Additionally, most major countries in which Schering Plough conducts its operations have statutory tax rates less than the U.S. tax rate. Overall, income taxes primarily relate to foreign taxes and do not include any benefit related to U.S. operating losses.

Schering-Plough implemented the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," (FIN 48) as of January 1, 2007. As required by FIN 48, the cumulative effect of applying the provisions of the Interpretation was reported as an adjustment to Schering-Plough's retained earnings balance as of January 1, 2007. Schering-Plough reduced its January 1, 2007 retained earnings by $259 million as a result of the adoption of FIN 48.

Schering-Plough's unrecognized tax benefits result primarily from the varying application of statutes, regulations and interpretations and include exposures on intercompany terms of cross border arrangements and utilization of cash held by foreign subsidiaries (investment in U.S. property) as well as Schering-Plough's tax matters litigation (see Note 21, "Legal, Environmental and Regulatory Matters"). At December 31, 2008 and 2007, the total amount of unrecognized tax benefits was $994 million and $859 million, respectively, which includes tax liabilities as well as reductions to deferred tax assets carrying a full valuation allowance. At December 31, 2008 and 2007, approximately $596 million and $535 million, respectively, of total unrecognized tax benefits, if recognized, would affect the effective tax rate. Management believes it is reasonably possible that total unrecognized tax benefits could decrease over the next twelve-month period up to approximately $625 million. This would be primarily attributable to a decision in the tax matter currently being litigated in Newark District Court for which a decision has not yet been rendered, possible final resolution of Schering-Plough's 1997 through 2002 examination by the IRS and appeals and possible resolutions of various other matters. However, the timing of the ultimate resolution of Schering-Plough's tax matters and the payment and receipt of related cash is dependent on a number of factors, many of which are outside Schering-Plough's control.

Schering-Plough includes interest expense or income as well as potential penalties on uncertain tax positions as a component of income tax expense in the Statement of Consolidated Operations. The total amount of interest expense related to uncertain tax positions for the years ended December 31, 2008 and 2007 was $63 million and $50 million, respectively. The total amount of accrued interest related to uncertain tax positions at December 31, 2008 and 2007 was $245 million and $197 million, respectively, and are included in other accrued liabilities.

The tabular reconciliation of Schering-Plough's FIN 48 unrecognized tax benefits for the years ended December 31 is as follows:

	2008	2007
	(Dollars in millions)	
At January 1	$859	$ 924
Additions for tax positions related to current year	115	74
Additions for tax positions related to prior years	45	46
Additions for tax positions related to acquired entities	2	37
Reductions related to amounts settled with taxing authorities	(27)	(77)
Reductions for tax positions related to prior years	–	(25)
Reductions for potential refund claims(1)	–	(120)
At December 31	$994	$ 859

(1) Schering-Plough had been considering the filing of refund claims based on court decisions involving the claim of right doctrine. Two courts of appeal decisions, clarifying the law in this area made it clear that Schering-Plough would not prevail on these claims. The amount of unrecognized tax benefits has been reduced accordingly and had no impact on the net loss in 2007.

Net consolidated income tax payments, exclusive of payments related to the tax examinations and litigation discussed below, during 2008, 2007 and 2006 were $444 million, $389 million and $234 million, respectively.

During the second quarter of 2007, the IRS completed its examination of Schering-Plough's 1997-2002 federal income tax returns. Schering-Plough is seeking resolution of an issue raised during this examination through the IRS administrative appeals process. In July 2007, Schering-Plough made a payment of $98 million to the IRS pertaining to the 1997-2002 examination. Schering-Plough remains open with the IRS for the 1997 through 2008 tax years. During 2008, the IRS commenced its examination of the 2003 – 2006 federal income tax returns. This examination is expected to be completed in 2010. For most of its other significant tax jurisdictions (both U.S. state and foreign), Schering-Plough's income tax returns are open for examination for the period 2000 through 2008.

In October 2001, IRS auditors asserted that two interest rate swaps that Schering-Plough entered into with an unrelated party should be recharacterized as loans from affiliated companies, resulting in additional tax liability for the 1991 and 1992 tax years. In September 2004, Schering-Plough made payments to the IRS in the amount of $194 million for income tax and $279 million for interest. Schering-Plough filed refund claims for the tax and interest with the IRS in December 2004. Following the IRS's denial of Schering-Plough's claims for a refund, Schering-Plough filed suit in May 2005 in the U.S. District Court for the District of New Jersey for refund of the full amount of the tax and interest. This refund litigation has been tried in Newark District court and a decision has not yet been rendered. Schering-Plough's tax reserves were adequate to cover the above-mentioned payments.

9. RETIREMENT PLANS AND OTHER POST-RETIREMENT BENEFITS

Plan Descriptions

Schering-Plough has defined benefit pension plans covering eligible employees in the U.S. and certain foreign countries. For the largest U.S. plan (the Schering-Plough Retirement Plan), benefits for normal retirement are primarily based upon the participant's average final earnings, years of service and Social Security income, and are modified for early retirement. Death and disability benefits are also available under the plan. Benefits become fully vested after five years of service. The plan provides for the continued accrual of credited service for employees who opt to postpone retirement and remain employed with Schering-Plough after reaching the normal retirement age.

The largest international defined-benefit plan is a Dutch plan (the Schering-Plough Pension Fund), which provides benefits for normal retirement at the age of 65 based primarily on the participant's average earnings and years of service. The benefit takes into account a social security (equivalent) income. A postponement of retirement is not an option under local Dutch regulation, and benefits are modified for early retirement. Death and disability benefits are also available under the plan. Non-U.S. pension plans offer benefits that are competitive with local market conditions.

The defined benefit plans that were assumed by Schering-Plough as part of the OBS acquisition have been included in Schering-Plough's consolidated results of operations and consolidated financial position after the Acquisition Date and financial position as of December 31, 2007. See Note 2, "Acquisition."

In addition, Schering-Plough provides post-retirement medical and life insurance benefits primarily to its eligible U.S. retirees and their dependents through its post-retirement benefit plans. Certain other countries also provide post-retirement benefit plans.

Effective December 31, 2006, Schering-Plough accounts for its retirement plans and other post-retirement benefit plans (the plans) in accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," (SFAS 158). SFAS 158 requires the recognition of an asset for the overfunded plans and a liability for the underfunded plans in Schering-Plough's consolidated balance sheets. This Statement also requires the recognition of changes in the funded status of the plans in the year in which the changes occur. As of 2007, all of Schering-Plough's defined-benefit pension and other postretirement plans have December 31 as the measurement date.

Included in Schering-Plough's accumulated other comprehensive loss at December 31, 2008 and 2007, was $1.6 billion ($1.3 billion, net of tax effects) and $689 million ($553 million, net of tax effects), respectively, of costs that were not recognized as components of net periodic benefit costs pursuant to SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The components of these costs at December 31, 2008 and 2007, were as follows:

	Retirement Plans		Other Post-Retirement Benefits	
	2008	2007	2008	2007
	(Dollars in millions)			
Actuarial loss	$1,374	$447	$ 267	$223
Prior service cost/(credit)	48	58	(122)	(39)
Total	$1,422	$505	$ 145	$184

The actuarial losses primarily represent the cumulative difference between the actuarial assumptions and the actual returns from plan assets, changes in discount rates and plans' experience. Total loss amounts, net in excess of certain thresholds, are amortized into net pension and other post-retirement benefit cost over the average remaining service life of employees. The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic costs during 2009 are as follows:

	Retirement Plans	Other Post-Retirement Benefits
	(Dollars in millions)	
Actuarial loss recognition	$44	$ 10
Prior service cost/(credit) recognition	7	(15)

Notes to Consolidated Financial Statements — (Continued)

Actuarial Assumptions

The consolidated weighted average assumptions used to determine benefit obligations at December 31 were:

	Retirement Plans		Other Post-Retirement Benefits	
	2008	2007	2008	2007
U.S. Benefit Plans				
Discount rate	6.25%	6.4%	6.25%	6.5%
Rate of increase in future compensation	4.0%	4.0%	N/A	N/A
International Benefit Plans				
Discount rate	5.3%	5.3%	10.25%(1)	7.4%
Rate of increase in future compensation	3.3%	3.4%	N/A	N/A

(1) Schering-Plough's International Other Post-Retirement Benefit Plans are in Argentina, Brazil, Canada and South Africa.

The assumptions above were used to develop the benefit obligations at year-end.

The consolidated weighted average assumptions used to determine net benefit costs for the years ended December 31 were:

	Retirement Plans			Other Post-Retirement Benefits		
	2008	2007	2006	2008	2007	2006
U.S. Benefit Plans						
Discount rate	6.4%	6.0%	5.7%	6.5%	6.0%	5.8%
Long-term expected rate of return on plan assets	8.5%	8.5%	8.5%	7.5%	7.5%	7.5%
Rate of increase in future compensation	4.0%	4.0%	4.0%	N/A	N/A	N/A
International Benefit Plans						
Discount rate	5.3%	4.1%	4.1%	7.4%	6.1%	5.5%
Long-term expected rate of return on plan assets	6.2%	5.7%	5.6%	N/A	N/A	N/A
Rate of increase in future compensation	3.4%	3.5%	3.6%	N/A	N/A	N/A

The assumptions used to determine net periodic benefit costs for each year are established at the end of each previous year while the assumptions used to determine benefit obligations are established at each year-end. The net periodic benefit costs and the actuarial present value of the benefit obligations are based on actuarial assumptions that are determined annually based on an evaluation of long-term trends, as well as market conditions that may have an impact on the cost of providing retirement benefits.

The long-term expected rates of return on plan assets are derived from return assumptions determined for each of the major asset classes: equities, fixed income and real estate, on a proportional basis. The return expectations for each of these asset classes are based largely on assumptions about economic growth and inflation, which are supported by long-term historical data.

The weighted average assumed healthcare cost trend rate used for post-retirement measurement purposes is 10.6 percent for 2009, trending down to 5.2 percent by 2018. A 1 percent increase in the assumed healthcare cost trend rate would increase combined post-retirement service and interest cost by $11 million and the post-retirement benefit obligation by $90 million. A 1 percent decrease in the assumed health care cost trend rate would decrease combined post-retirement service and interest cost by $9 million and the post-retirement benefit obligation by $73 million.

Average retirement age is assumed based on the annual rates of retirement experienced by Schering-Plough.

Notes to Consolidated Financial Statements — (Continued)

Components of Net Periodic Benefit Costs

The net pension and other post-retirement periodic benefit costs totaled $304 million, $223 million and $204 million in 2008, 2007 and 2006, respectively.

The components of net pension and other post-retirement periodic benefit costs were as follows:

	Retirement Plans			Other Post-Retirement Benefits		
	2008	2007	2006	2008	2007	2006
	(Dollars in millions)					
Service cost	$ 213	$ 137	$ 119	$ 27	$ 21	$ 18
Interest cost	231	135	113	39	29	26
Expected return on plan assets	(234)	(135)	(113)	(12)	(13)	(13)
Amortization, net	26	43	44	5	4	6
Termination benefits	3	—	—	2	—	—
Settlements	7	2	4	(3)	—	—
Net pension and other post-retirement periodic benefit costs	$ 246	$ 182	$ 167	$ 58	$ 41	$ 37

The net pension and other post-retirement periodic benefit cost attributable to U.S. retirement and other post-employment benefit plans was $180 million in 2008, $157 million in 2007 and $153 million in 2006.

Benefit Obligations

The components of the changes in the benefit obligations were as follows:

	Retirement Plans		Other Post-Retirement Benefits	
	2008	2007	2008	2007
	(Dollars in millions)			
Benefit obligations at beginning of year	$4,025	$2,369	$630	$509
Service cost	213	137	27	21
Interest cost	231	135	39	29
Medicare drug subsidy received	—	—	3	2
Participant contributions	23	10	5	4
Effects of exchange rate changes	(198)	51	(3)	1
Benefits paid	(161)	(108)	(30)	(27)
Acquisitions/plan transfers	8	1,597	9	75
Actuarial(gains)/losses (including assumption change)	173	(165)	(2)	17
Change in measurement date	(88)	4	—	—
Plan amendments	1	3	(91)	(1)
Termination benefits	3	—	2	—
Curtailment	(21)	—	(5)	—
Settlement	(5)	(8)	—	—
Benefit obligations at end of year	$4,204	$4,025	$584	$630
Benefit obligations of overfunded plans	$ 23	$ 250	$ —	$ —
Benefit obligations of underfunded plans	4,181	3,775	584	630

The benefit obligations of U.S. plans for retirement benefits and other post-retirement benefits was $2.6 billion in 2008 and $2.5 billion in 2007.

Funded Status and Balance Sheet Presentation

The components of the changes in plan assets were as follows:

	Retirement Plans		Other Post-Retirement Benefits	
	2008	2007	2008	2007
	(Dollars in millions)			
Fair value of plan assets, primarily stocks and bonds, at beginning of year	$3,293	$1,673	$181	$189
Actual (loss)/gain on plan assets	(610)	101	(49)	13
Employer contributions	247	196	3	2
Participant contributions	23	10	5	4
Acquisitions/plan transfers	3	1,388	—	—
Change in measurement date	(73)	—		
Effects of exchange rate changes	(150)	41	—	—
Settlements	(11)	(8)	—	—
Benefits paid	(161)	(108)	(29)	(27)
Fair value of plan assets at end of year	$2,561	$3,293	$111	$181
Plan assets of overfunded plans	$ 26	$ 292	$ —	$ —
Plan assets of underfunded plans	2,535	3,001	111	181

The fair value of U.S. pension and other post-retirement benefits plan assets were $1.1 billion in 2008 and $1.6 billion in 2007.

The reduction in the fair value of plan assets at December 31, 2008, as compared to December 31, 2007, is due to conditions in the worldwide debt and equity markets, which deteriorated significantly during 2008. These conditions have had a negative effect on the fair value of plan assets.

In addition to the plan assets indicated above, at December 31, 2008 and 2007, securities investments of $42 million and $75 million, respectively, were held in a non-qualified trust designated to provide pension benefits for certain underfunded plans.

In accordance with SFAS No. 158, at December 31, 2008 and 2007, the net asset of the overfunded plans was $3 million and $42 million, respectively, all of which related to Schering-Plough's retirement plans, and is included in other long-term assets in the accompanying consolidated balance sheets. The net liability from the underfunded plans at December 31, 2008 and 2007, totaled $2.1 billion and $1.2 billion, respectively, as follows:

	Retirement Plan		Other Post-Retirement Benefits	
	2008	2007	2008	2007
	(Dollars in millions)			
Accrued compensation (current)	$ 28	$ 18	$ 1	$ 4
Other long-term liabilities	1,618	756	472	445
Total	$1,646	$774	$473	$449

At December 31, 2008 and 2007, the accumulated benefit obligations (ABO) for the retirement plans were $3.7 billion and $3.6 billion, respectively. The aggregated accumulated benefit obligations and fair values of plan assets for retirement plans with accumulated benefit obligations in excess of plan assets were $3.4 billion and $2.2 billion, respectively, at December 31, 2008, and $2.7 billion and $2.2 billion, respectively, at December 31, 2007.

Plan Assets at Fair Value

The asset allocation for the consolidated retirement plans at December 31, 2008 and 2007, and the target allocation for 2009 are as follows:

Asset Category	Target Allocation 2009	Percentage of Plan Assets at December 31, 2008	2007
Equity securities	54%	49%	54%
Debt securities	39	44	39
Real estate	7	7	7
Total	100%	100%	100%

The asset allocation for the post-retirement benefit trusts at December 31, 2008 and 2007, and the target allocation for 2009 are as follows:

Asset Category	Target Allocation 2009	Percentage of Plan Assets at December 31, 2008	2007
Equity securities	70%	69%	75%
Debt securities	30	31	25
Total	100%	100%	100%

Schering-Plough's investments related to these plans are broadly diversified, consisting primarily of equities and fixed income securities, with an objective of generating long-term investment returns that are consistent with an acceptable level of overall portfolio market value risk. The assets are periodically rebalanced back to the target allocations.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Retirement Plans	Other Post-retirement Benefits
	(Dollars in millions)	
2009	165	34
2010	149	34
2011	160	36
2012	172	37
2013	197	39
Years 2014-2018	1,084	224

Schering-Plough's practice is to fund qualified pension plans at least at sufficient amounts to meet the minimum requirements set forth in applicable laws. Schering-Plough expects to contribute approximately $350 million to its retirement plans during 2009, including approximately $200 million to the U.S. Schering-Plough Retirement Plan.

Defined Contribution Plans

Schering-Plough maintains defined contribution savings plans in the U.S., including a plan acquired as part of the OBS acquisition. For the largest U.S. plan, Schering-Plough makes contributions to the plan equal to 3 percent of eligible employee earnings, plus a matching contribution of up to 2 percent of eligible employee earnings based on employee contributions. The total Schering-Plough contributions to these plans in 2008, 2007 and 2006 were $96 million, $77 million, and $70 million respectively.

Schering-Plough also maintains defined contribution retirement plans in various other jurisdictions. Schering-Plough's contributions to these plans in 2008 and 2007 were not material.

10. EARNINGS/(LOSS) PER COMMON SHARE

The following table reconciles the components of the basic and diluted earnings/(loss) per share computations:

	2008	2007	2006
	(Dollars and shares in millions)		
EPS numerator:			
Net income/(loss) available to common shareholders	$1,753	$(1,591)	$1,057
EPS Denominator:			
Weighted average shares outstanding for basic EPS	1,625	1,536	1,482
Dilutive effect of options and deferred stock units	10	–	9
Average shares outstanding for diluted EPS	1,635	1,536	1,491

For the years ended December 31, 2008 and 2007, approximately 91 million common shares obtainable upon conversion of the 2007 mandatory convertible preferred stock were excluded from the computation of diluted earnings/(loss) per common share because their effect would have been antidilutive.

During the third quarter of 2007, Schering-Plough's 2004 mandatory convertible preferred stock converted into 65 million common shares. These common shares are included in the weighted average shares calculation for the period after conversion.

For the years ended December 31, 2007 and 2006, 45 million and 65 million common shares, respectively, obtainable upon conversion of the 2004 mandatory convertible preferred stock were excluded from the computation of diluted earnings/(loss) per common share because their effect would have been antidilutive on a weighted average basis for the period prior to conversion.

The common shares issuable under Schering-Plough's stock incentive plans that were excluded from the computation of diluted earnings/(loss) per common share because of their antidilutive effect would have been 61 million, 100 million and 48 million, respectively, for the years ended December 31, 2008, 2007 and 2006, respectively.

Schering-Plough issued 57,500,000 of common shares on August 15, 2007. These common shares are included in the weighted-average shares calculation for the period after issuance. See Note 18 "Shareholders' Equity," for additional information.

11. ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss at December 31, 2008 and 2007, were as follows:

	2008	2007
	(Dollars in millions)	
Foreign currency translation adjustment	$ (563)	$ 13
Pension and other post-retirement liabilities, net of tax effects, in accordance with SFAS No. 158 provisions	(1,321)	(553)
Accumulated derivative loss	(10)	(12)
Unrealized (loss)/gain on investments available for sale, net of tax	(19)	18
Total	$(1,913)	$(534)

Included in the foreign currency translation adjustment during 2008 and 2007 are gains of $161 million and a loss of $23 million, respectively, from Schering-Plough's euro-denominated debt instruments which have been designated as, and are effective as, economic hedges of the net investment in a foreign operation.

During 2007, Schering-Plough executed a series of interest rate swaps in anticipation of financing the acquisition of OBS. The objective of the swaps was to hedge the interest rate payments to be made on future issuances of debt. As such, the swaps were designated as cash flow hedges of future interest rate payments, and in accordance with SFAS 133, the effective portion of the gains or losses on the hedges are reported in other comprehensive income, and any ineffective portion is reported in operations. The effective portion of the swaps of $12 million was recorded in other comprehensive income and is being recognized as interest expense over the life of the related debt. During the years ended December 31, 2008 and 2007, $2 million and $1 million, respectively of the effective portion of the interest rate swaps was recognized as interest expense. $2 million is expected to be recognized as interest expense during 2009.

Gross unrealized pre-tax loss on investments in 2008 were $37 million, and in 2007, a gain of $1 million.

12. INVENTORIES

Inventories consisted of the following at December 31:

	2008	2007
	(Dollars in millions)	
Finished products	$1,212	$1,823
Goods in process	1,428	1,729
Raw materials and supplies	679	617
Total inventories and inventory classified in other non-current assets	$3,319	$4,169

The overall decrease in total inventories was primarily due to the amortization of the fair value step-up recorded as part of the OBS acquisition of which $889 million and $258 million for 2008 and 2007 respectively, are included in Depreciation and amortization in the consolidated statements of cash flows.

Included in other assets at December 31, 2008 and 2007, is $205 million and $96 million, respectively, of inventory not expected to be sold within one year.

Inventories valued on a last-in, first-out (LIFO) basis comprised approximately 13 percent and 9 percent of total inventories at December 31, 2008 and 2007, respectively. The estimated replacement cost of total inventories at December 31, 2008 and 2007, was $3.4 billion and $4.2 billion, respectively. The cost of all other inventories is determined by the first-in, first-out method (FIFO).

13. GOODWILL AND OTHER INTANGIBLE ASSETS

As part of the purchase accounting for the acquisition of OBS, Schering-Plough recorded $2.7 billion of goodwill, of which $1.8 billion has been assigned to the Prescription Pharmaceuticals segment, and $873 million has been assigned to the Animal Health segment. None of the goodwill related to the OBS acquisition is deductible for income tax purposes.

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes goodwill activity during the years ending December 31,

	2008				2007			
	Prescription Pharmaceuticals	Animal Health	Consumer Health Care	Total	Prescription Pharmaceuticals	Animal Health	Consumer Health Care	Total
	(Dollars in millions)							
Goodwill balance January 1	$1,867	$1,063	$7	$2,937	$ 28	$ 171	$7	$ 206
Acquisitions	–	–	–	–	1,828	888	–	2,716
Foreign exchange	(89)	(26)	–	(115)	11	4	–	15
Adjustments to OBS purchase accounting	(29)	(15)	–	(44)	–	–	–	–
Goodwill balance December 31	$1,749	$1,022	$7	$2,778	$1,867	$1,063	$7	$2,937

The components of other intangible assets, net, are as follows at December 31:

	2008			2007		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	(Dollars in millions)					
Patents	$3,803	$ 418	$3,385	$4,050	$ 55	$3,995
Trademarks	2,756	180	2,576	2,851	67	2,784
Licenses and other	796	603	193	740	515	225
Total other intangible assets	$7,355	$1,201	$6,154	$7,641	$637	$7,004

Patents, trademarks and licenses are amortized on the straight-line method over their respective useful lives. The residual value of intangible assets is estimated to be zero.

During 2007, as part of the purchase accounting for the acquisition of OBS, Schering-Plough recorded $6.8 billion of other intangible assets. See Note 2, "Acquisition," for additional information.

Amortization expense related to other intangible assets in 2008, 2007 and 2006 was $570 million, $107 million and $47 million, respectively, and is included in cost of sales in the Statement of Consolidated Operations. All intangible assets are reviewed to determine their recoverability by comparing their carrying values to their expected undiscounted future cash flows when events or circumstances warrant such a review. Annual amortization expenses related to these intangible assets for the years 2009 to 2013 is expected to be approximately $570 million.

14. PRODUCT LICENSES

In December 2007, Schering-Plough and Centocor revised their distribution agreement regarding the development, commercialization and distribution of both REMICADE and golimumab, extending Schering-Plough's rights to exclusively market REMICADE to match the duration of Schering-Plough's exclusive marketing rights for golimumab. Effective upon regulatory approval of golimumab in the EU, Schering-Plough's marketing rights for both products will now extend for 15 years after the first commercial sale of golimumab within the EU. Centocor will receive a progressively increased share of profits on Schering-Plough's distribution of both products in the Schering-Plough marketing territory between 2010 and 2014, and the share of profits will remain fixed thereafter for the remainder of the term. The changes to the duration of REMICADE marketing rights and the profit sharing arrangement for the products are all conditioned on approval of golimumab being granted prior to September 1, 2014. Schering-Plough may independently develop and market golimumab for a Crohn's disease indication in its territories, with an option for Centocor to participate. In addition, Schering-Plough and Centocor agreed to utilize an autoinjector device in the commercialization of golimumab and further agreed to share its development costs. For the rights to this device, Schering-Plough made an upfront payment of $21 million, which is included in research and development expenses in the accompanying statement of consolidated operations for the year ended December 31, 2007.

15. BORROWINGS AND OTHER COMMITMENTS

Short and Long-Term Borrowings

Schering-Plough's outstanding borrowings at December 31, 2008 and 2007, are as follows:

	2008	2007
	(Dollars in millions)	
Short-term		
Commercial paper	$ —	$ 149
Other short-term borrowings and current portion of long-term debt	244	310
Current portion of capital leases	1	2
Total short-term borrowings	$ 245	$ 461
Long-term		
5.00% senior unsecured euro-denominated notes due 2010	$ 698	$ 736
Floating rate unsecured euro-denominated term loan due 2012	698	1,619
5.30% senior unsecured notes due 2013	1,247	1,247
5.375% senior unsecured euro-denominated notes due 2014	2,090	2,205
6.00% senior unsecured notes due 2017	995	995
6.50% senior unsecured notes due 2033	1,143	1,143
6.55% senior unsecured notes due 2037	994	994
Capital leases	19	24
Other long-term borrowings	47	56
Total long-term borrowings	$7,931	$9,019

Schering-Plough's short-term borrowings consist primarily of bank loans and commercial paper issued in the U.S. The weighted average interest rate on short-term borrowings was 7.1 percent and 7.9 percent at December 31, 2008 and 2007, respectively.

Senior unsecured notes

On October 1, 2007, Schering-Plough issued Euro 500 million aggregate principal amount of 5.00 percent senior unsecured euro-denominated notes due 2010 and Euro 1.5 billion aggregate principal amount of 5.375 percent senior unsecured euro-denominated notes due 2014. The net proceeds from this offering were approximately $2.8 billion. Interest on the notes is payable annually. The effective interest rate on the 5.00 percent senior unsecured euro-denominated notes and the 5.375 percent senior unsecured euro-denominated notes, which incorporates the initial discount, debt issuance fees and the impact of interest rate hedges, is 5.10 percent and 5.46 percent, respectively. The interest rate payable on these notes is not subject to adjustment. The notes generally restrict Schering-Plough from creating or assuming liens or entering into sale and leaseback transactions unless the aggregate outstanding indebtedness secured by any such liens and related to any such sale and leaseback transactions does not exceed 10 percent of consolidated net tangible assets. These notes are redeemable in whole or in part, at Schering-Plough's option at any time, at a redemption price specified in the prospectus. If a change of control triggering event occurs, under certain circumstances, as defined in the prospectus, holders of the notes will have the right to require Schering-Plough to repurchase all or any part of the notes for a cash payment equal to 101 percent of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, to the date of purchase.

On September 17, 2007, Schering-Plough issued $1.0 billion aggregate principal amount of 6.00 percent senior unsecured notes due 2017 and $1.0 billion aggregate principal amount of 6.55 percent senior unsecured notes due 2037. The net proceeds from this offering were approximately $2.0 billion. Interest on the notes is payable semi-annually. The effective interest rate on the 6.00 percent senior unsecured notes and the 6.55 percent senior unsecured notes, which incorporates the initial discount and debt issuance fees, is 6.13 percent and 6.67 percent, respectively. The interest rate payable on these notes is not subject to adjustment. The notes generally restrict Schering-Plough from creating or assuming liens or entering into sale and leaseback transactions unless the aggregate outstanding indebtedness secured by any such liens and related to any such sale and leaseback transactions does not exceed 10 percent of consolidated net tangible assets. These notes are redeemable in whole or in part, at Schering-Plough's option at any time, at a redemption price equal to the greater of (1) 100 percent of the principal amount of such notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date on a semiannual basis using the rate of Treasury Notes with comparable remaining terms plus 25 basis points for the 2017 notes or 30 basis points for the 2037 notes. If a change of control triggering event occurs, under certain circumstances, as defined in the prospectus, holders of the notes will have the right to require Schering-Plough to repurchase all or any part of the notes for a cash payment equal to 101 percent of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, to the date of purchase.

Schering-Plough used the net proceeds from the issuance of these senior unsecured notes to fund a portion of the purchase price for the OBS acquisition. See Note 2, "Acquisition."

On November 26, 2003, Schering-Plough issued $1.25 billion aggregate principal amount of 5.3 percent senior unsecured notes due 2013 and $1.15 billion aggregate principal amount of 6.5 percent senior unsecured notes due 2033. The net proceeds from this offering were $2.37 billion. Interest on the notes is payable semi-annually and subject to rate adjustment as follows: If the rating assigned to a particular series of notes by either Moody's Investors Service, Inc. (Moody's) or Standard & Poor's Rating Services (S&P) changes to a rating set forth below, the interest rate payable on that series of notes will be the initial interest rate (5.3 percent for the notes due 2013 and 6.5 percent for the notes due 2033) plus the additional interest rate set forth below by Moody's and S&P:

Additional Interest Rate	Moody's Rating	S&P Rating
0.25%	Baa1	BBB+
0.50%	Baa2	BBB
0.75%	Baa3	BBB−
1.00%	Ba1 or below	BB+ or below

In no event will the interest rate for any of the notes increase by more than 2 percent above the initial coupon rates of 5.3 percent and 6.5 percent, respectively. If either Moody's or S&P subsequently upgrades its ratings, the interest rates will be correspondingly reduced, but not below 5.3 percent or 6.5 percent, respectively. Furthermore, the interest rate payable on a particular series of notes will return to 5.3 percent and 6.5 percent, respectively, and the rate adjustment provisions will permanently cease to apply if, following a downgrade by either Moody's or S&P below A3 or A-, respectively, the notes are subsequently rated above Baa1 by Moody's and BBB+ by S&P.

Upon issuance, the notes were rated A3 by Moody's and A+ by S&P. On July 14, 2004, Moody's lowered its rating of the notes to Baa1 and, accordingly, the interest payable on each note increased by 25 basis points, effective December 1, 2004, resulting in a 5.55 percent interest rate payable on the notes due 2013, and a 6.75 percent interest rate payable on the notes due 2033. At December 31, 2008, the notes were rated Baa1 by Moody's and A- by S&P.

These senior unsecured notes are redeemable in whole or in part, at Schering-Plough's option at any time, at a redemption price equal to the greater of (1) 100 percent of the principal amount of such notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest discounted using the rate of Treasury Notes with comparable remaining terms plus 25 basis points for the 2013 notes or 35 basis points for the 2033 notes.

Term Loan

On October 24, 2007, Schering-Plough entered into a five-year senior unsecured euro-denominated term loan facility with a syndicate of banks. On October 31, 2007, Schering-Plough drew Euro 1.1 billion ($1.6 billion) on this term loan to fund a portion of the purchase price for the OBS acquisition. See Note 2, "Acquisition," for additional information. This term loan has a floating interest rate (5.06% and 4.95% weighted average rates for 2008 and 2007, respectively) and requires Schering-Plough to maintain a net debt to total capital ratio of no more than 65 percent through 2009 and 60 percent thereafter, in which net debt equals total debt less cash, cash equivalents, short-term investments and marketable securities and total capital equals the sum of total debt and total shareholders' equity excluding the cumulative effect of acquired in-process research and development in connection with any acquisition consummated after the closing of the term loan. The term loan also generally restricts Schering-Plough from creating or assuming liens or entering into sale and leaseback transactions unless the aggregate outstanding indebtedness secured by any such liens and related to any such sale and leaseback transactions does not exceed 12 percent of consolidated net tangible assets. During 2008, Schering-Plough made early principal repayments of Euro 600 million. No prepayment penalty was incurred relating to these principal repayments.

In addition, Schering-Plough's international subsidiaries had approximately $578 million available in unused lines of credit, most of which are uncommitted, from various financial institutions at December 31, 2008.

Aggregate Amount of Maturities

The aggregate amount of maturities for all long-term debt at December 31, 2008, for each of the next five years and thereafter are as follows:

	2009	2010	2011	2012	2013	Thereafter
			(Dollars in millions)			
Long-term debt	—	$703	$19	$720	$1,253	$5,236

Credit Facilities

On August 9, 2007, Schering-Plough entered into a $2.0 billion revolving credit agreement with a syndicate of banks and terminated its $1.5 billion credit facility that was to mature in May 2009. This credit facility has a floating interest rate, matures in August 2012 and requires Schering-Plough to maintain a net debt to total capital ratio of no more than 65 percent through 2009 and 60 percent thereafter, in which net debt equals total debt less cash, cash equivalents, short-term investments and marketable securities and total capital equals the sum of total debt and total shareholders' equity excluding the cumulative effect of acquired in-process research and development in connection with any acquisition consummated after the closing of the credit facility. The credit facility also generally restricts Schering-Plough from creating or assuming liens or entering into sale and leaseback transactions unless the aggregate outstanding indebtedness secured by any such liens and related to any such sale and leaseback transactions does not exceed 12 percent of consolidated net tangible assets. This credit line is available for general corporate purposes and is considered as support to Schering-Plough's commercial paper borrowings. Borrowings under this credit facility may be drawn by the U.S. parent company or by its wholly-owned international subsidiaries when accompanied by a parent guarantee. This facility does not require compensating balances, however, a nominal commitment fee is paid. As of December 31, 2008 and 2007, no borrowings were outstanding under this facility.

Other Commitments

Total rent expense amounted to $258 million, $156 million and $118 million in 2008, 2007 and 2006, respectively. Future annual minimum rental commitments in the next five years on non-cancelable operating leases as of December 31, 2008, are as follows: 2009, $165 million; 2010, $130 million; 2011, $88 million; 2012, $55 million; and 2013, $44 million, with aggregate minimum lease obligations of $76 million due thereafter.

At December 31, 2008, Schering-Plough has commitments totaling $106 million and $1 million related to capital expenditures to be made in 2009 and 2010, respectively.

16. FINANCIAL INSTRUMENTS

SFAS 133 requires all derivatives to be recorded on the balance sheets at fair value. In addition, this Statement also requires: (1) the effective portion of qualifying cash flow hedges be recognized in income when the hedged item affects income; (2) changes in the fair value of derivatives that qualify as fair value hedges, along with the change in the fair value of the hedged risk, be recognized as they occur; and (3) changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of qualifying hedges, be recognized in the statements of consolidated operations as they occur.

Risks, Policy and Objectives

Schering-Plough is exposed to market risk, primarily from changes in foreign currency exchange rates and, to a lesser extent, from interest rate and equity price changes. Currently, Schering-Plough has not deemed it cost effective to engage in a formula-based program of hedging the profits and cash flows of international operations using derivative financial instruments, but on a limited basis, Schering-Plough will hedge selective foreign currency risks with derivatives. Because Schering-Plough's international subsidiaries purchase significant quantities of inventory payable in U.S. dollars, managing the level of inventory and related payables and the rate of inventory turnover can provide a natural level of protection against adverse changes in exchange rates. Furthermore, the risk of adverse exchange rate change is somewhat mitigated by the fact that Schering-Plough's international operations are widespread.

Schering-Plough's senior unsecured euro-denominated notes and euro-denominated term loan have been designated as, and are effective as, economic hedges of the net investment in a foreign operation. In accordance with SFAS No. 52, "Foreign Currency Translation," the foreign currency transaction gains or losses on these euro-denominated debt instruments are included in foreign currency translation adjustment within other comprehensive income.

During 2007, as part of an overall risk management strategy and in consideration of various preliminary financing scenarios associated with the acquisition of OBS, Schering-Plough purchased euro-denominated currency options to mitigate its exposure in the event there was a significant strengthening in the Euro as compared to the U.S. Dollar. Schering-Plough purchased the options for aggregate premiums of approximately $165 million and received proceeds of $675 million upon the termination of these options, resulting in a net realized gain of $510 million. These derivatives did not qualify for hedge accounting in accordance with SFAS 133. Accordingly, the gain on these derivatives was recognized in the Statement of Consolidated Operations. These derivatives were short-term (trading) in nature and did not hedge a specific financing or investment transaction. Accordingly, the cash impacts of these derivatives were classified as operating cash flows in the Statement of Consolidated Cash Flows. See Note 7, "Other (Income)/Expense, Net." As of December 31, 2008 and 2007, there were no open foreign currency option contracts.

During 2007, Schering-Plough executed a series of interest rate swaps in anticipation of financing the acquisition of OBS. The objective of the swaps was to hedge the interest rate payments to be made on future issuances of debt. As such, the swaps were designated as cash flow hedges of future interest payments, and in accordance with SFAS 133, the effective portion of the gains or losses on the hedges are reported in other comprehensive income, and any ineffective portion was reported in operations. In connection with the euro-denominated debt issuances as described in Note 15, "Borrowings and Other Commitments," portions of the swaps were deemed ineffective, and Schering-Plough recognized a $7 million loss in the Statement of Consolidated Operations. The effective portion of the swaps of $12 million were recorded in other comprehensive income in 2007 and is being recognized as interest expense over the life of the related debt. The cash flows related to these interest rate swaps were classified as operating cash flows in the Statement of Consolidated Cash Flows. See Note 7, "Other Expense/(Income), Net." As of December 31, 2008 and 2007, there were no open interest rate swaps.

Schering-Plough mitigates credit risk on derivative instruments by dealing only with counterparties considered to be of high credit quality. Accordingly, Schering-Plough does not anticipate loss for non-performance. Schering-Plough does not enter into derivative instruments in a manner to generate trading profits. Schering-Plough classifies cash flows from derivatives accounted for as hedges in the same category as the item being hedged.

Fair value of financial instruments

The table below presents the carrying values and estimated fair values for certain of Schering-Plough's financial instruments at December 31, 2008 and 2007. Estimated fair values were determined based on market prices, where available, or dealer quotes. The carrying values of all other financial instruments, including cash and cash equivalents, approximated their estimated fair values at December 31, 2008 and 2007.

	2008		2007	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in millions)			
ASSETS:				
Short-term investments	$ 5	$ 5	$ 32	$ 32
Long-term investments	157	157	200	200
LIABILITIES:				
Short-term borrowings and current portion of long-term debt	$ 245	$ 245	$ 461	$ 461
Long-term debt	7,931	7,891	9,019	9,130

Long-term Investments

Long-term investments, which are included in other non-current assets, primarily consist of debt and equity securities held in non-qualified trusts to fund long-term employee benefit obligations. The long-term employee benefit obligations are included as liabilities in the Consolidated Balance Sheets. These assets can only be used to fund the related employee benefit obligations.

17. FAIR VALUE MEASUREMENTS

Schering-Plough's Consolidated Balance Sheet at December 31, 2008, includes the following assets and liabilities that are measured at fair value on a recurring basis:

	Total Fair Value at December 31, 2008	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in millions)			
Assets				
Securities held for employee compensation	$107	$107	$ —	$—
Other	18	5	13	—
Total assets	$125	$112	$13	$—
Liabilities				
Foreign currency exchange contract	3	—	3	—
Total liabilities	$ 3	$ —	$ 3	$—

The majority of Schering-Plough's assets and liabilities measured at fair value on a recurring basis are measured using unadjusted quoted prices in active markets for identical items (Level 1) as inputs, multiplied by the number of units held at the balance sheet date. As of December 31, 2008, assets and liabilities with fair values measured using significant other observable inputs (Level 2) include measurements using quoted prices for identical items in markets that are not active and measurements using inputs that are derived principally from or corroborated by observable market data.

18. SHAREHOLDERS' EQUITY

Preferred Shares

As of December 31, 2008, Schering-Plough has authorized 50,000,000 shares of preferred stock that consists of 11,500,000 preferred shares designated as 6 percent Mandatory Convertible Preferred Stock and 38,500,000 preferred shares whose designations have not yet been determined. As of December 31, 2008, 10,000,000 of the shares of 6 percent Mandatory Convertible Preferred Stock are issued and outstanding.

2007 Mandatory Convertible Preferred Stock

On August 15, 2007, Schering-Plough issued 10,000,000 shares of 6 percent Mandatory Convertible Preferred Stock (the 2007 Preferred Stock) with a face value of $2.5 billion. Net proceeds to Schering-Plough were approximately $2.4 billion after deducting commissions, discounts and other underwriting expenses. Schering-Plough used the net proceeds from the sale of the 2007 Preferred Stock to fund a portion of the purchase price for the OBS acquisition. See Note 2, "Acquisition," for additional information.

Each share of the 2007 Preferred Stock will automatically convert into between 7.4206 and 9.0909 common shares of Schering-Plough depending on the average closing price of Schering-Plough's common shares over the 20 trading day period ending on the third trading day prior to the mandatory conversion date of August 13, 2010, as defined in the prospectus. The preferred shareholders may elect to convert at any time prior to August 13, 2010, at the minimum conversion ratio of 7.4206 common shares per share of the 2007 Preferred Stock. Additionally, if at any time prior to the mandatory conversion date the closing price of Schering-Plough's common shares exceeds $50.53 (for at least 20 trading days within a period of 30 consecutive trading days), Schering-Plough may elect to cause the conversion of all, but not less than all, of the 2007 Preferred Stock then outstanding at the same minimum conversion ratio of 7.4206 common shares for each share of 2007 Preferred Stock. These shares have a liquidation preference of $250 per share, plus an amount equal to the sum of all accrued cumulated and unpaid dividends.

The 2007 Preferred Stock accrues dividends at an annual rate of 6 percent on shares outstanding. The dividends are cumulative from the date of issuance, and, to the extent Schering-Plough is legally permitted to pay dividends and the Board of Directors declares a dividend payable, Schering-Plough will pay dividends on each dividend payment date. The dividend payment dates are February 15, May 15, August 15 and November 15 of each year, with the first dividend to be paid on November 15, 2007.

2004 Mandatory Convertible Preferred Stock

During the year ended December 31, 2007, all shares of 6 percent Mandatory Convertible Preferred Stock issued on August 10, 2004 (the 2004 Preferred Stock) were converted into 64,584,929 shares of Schering-Plough common stock. Following conversion, all 28,750,000 shares of 2004 Preferred Stock resumed their status as authorized and unissued preferred stock, undesignated as to series and available for future issuance.

Equity Issuance and Treasury Shares

On August 15, 2007, Schering-Plough issued 57,500,000 common shares from treasury shares at $27.50 per share. Net proceeds to Schering-Plough were approximately $1.5 billion after deducting commissions, discounts and other underwriting expenses. Schering-Plough used the net proceeds from the sale of the common shares to fund a portion of the purchase price for the OBS acquisition. See Note 2, "Acquisition," for additional information.

A summary of treasury share transactions for the years ended December 31 is as follows:

	2008	2007	2006
	(Shares in millions)		
Share balance at January 1	490	547	550
Issuance of common shares	–	(57)	–
Stock incentive plans activities	2	–	(3)
Share balance at December 31	492	490	547

Included in the treasury share balance is 70.2 million shares that were acquired by a subsidiary of Schering-Plough through an open-market purchase program in 1994-1995. These shares are not considered treasury shares under New Jersey law; however, like treasury shares, they may not be voted and are not considered outstanding shares for determining the necessary votes to approve a matter submitted to a stockholder vote. The subsidiary does not receive dividends on these shares.

Effective September 17, 2007, the Board of Directors of Schering-Plough adopted an amended and restated certificate of incorporation, reflecting both the automatic conversion of the 2004 Preferred Stock issued into shares of common stock on September 14, 2007, and the terms of the 2007 Preferred Stock.

19. INSURANCE COVERAGE

Schering-Plough maintains insurance coverage with such deductibles and self-insurance as management believes adequate for its needs under current circumstances. Such coverage reflects market conditions (including cost and availability) existing at the time it is written, and the relationship of insurance coverage to self-insurance varies accordingly. Schering-Plough self-insures substantially all of its risk as it relates to products' liability, as the availability of commercial insurance has become more restrictive. Schering-Plough continually assesses the best way to provide for its insurance needs.

Notes to Consolidated Financial Statements — (Continued)

20. SEGMENT INFORMATION

Schering-Plough has three reportable segments: Prescription Pharmaceuticals, Animal Health and Consumer Health Care. The segment sales and profit/(loss) data that follow are consistent with Schering-Plough's current management reporting structure. The Prescription Pharmaceuticals segment discovers, develops, manufactures and markets human pharmaceutical products. The Animal Health segment discovers, develops, manufactures and markets animal health products. The Consumer Health Care segment develops, manufactures and markets over-the-counter, foot care and sun care products, primarily in the U.S.

Net Sales by Major Product and by Segment:

	2008	2007	2006
	(Dollars in millions)		
PRESCRIPTION PHARMACEUTICALS	**$14,253**	**$10,173**	**$ 8,561**
REMICADE	2,118	1,648	1,240
NASONEX	1,155	1,092	944
TEMODAR	1,002	861	703
PEGINTRON	914	911	837
CLARINEX/AERIUS	790	799	722
FOLLISTIM/PUREGON(1)	577	57	—
NUVARING(1)	440	45	—
CLARITIN Rx	425	391	356
AVELOX	376	384	304
INTEGRILIN	314	332	329
CAELYX	297	257	206
REBETOL	260	277	311
ZEMURON(1)	253	25	—
REMERON(1)	239	33	—
INTRON A	234	233	237
SUBUTEX/SUBOXONE	230	220	203
ASMANEX	180	162	103
Other Pharmaceutical	4,449	2,446	2,066
ANIMAL HEALTH	**2,973**	**1,251**	**910**
CONSUMER HEALTH CARE	**1,276**	**1,266**	**1,123**
OTC	680	682	558
Foot Care	357	345	343
Sun Care	239	239	222
CONSOLIDATED NET SALES	**$18,502**	**$12,690**	**$10,594**

(1) Products acquired in OBS acquisition on November 19, 2007.

Net Sales by Geographic Area:

	2008	2007	2006
	(Dollars in millions)		
United States	$ 5,556	$ 4,597	$ 4,192
Europe and Canada	8,903	5,500	4,403
Latin America	1,987	1,359	990
Asia Pacific	2,056	1,234	1,009
Consolidated net sales	$18,502	$12,690	$10,594

Schering-Plough has subsidiaries in more than 55 countries outside the U.S. Net sales are presented in the geographic area in which Schering-Plough's customers are located. The following foreign countries accounted for 5 percent or more of consolidated net sales during any of the past three years:

	2008		2007		2006	
	Net Sales	% of Consolidated Net Sales	Net Sales	% of Consolidated Net Sales	Net Sales	% of Consolidated Net Sales
			(Dollars in millions)			
Total International net sales	$12,946	70%	$8,093	64%	$6,402	60%
France	1,369	7%	965	8%	809	8%
Japan	1,008	5%	709	6%	669	6%
Germany	835	5%	473	4%	408	4%
Canada	774	4%	578	5%	478	5%

Net sales by customer:

Sales to a single customer that accounted for 10 percent or more of Schering-Plough's consolidated net sales during the past three years are as follows:

	2008		2007		2006	
	Net Sales	% of Consolidated Net Sales	Net Sales	% of Consolidated Net Sales	Net Sales	% of Consolidated Net Sales
			(Dollars in millions)			
McKesson Corporation	$1,923	10%	$1,526	12%	$1,159	11%
Cardinal Health	1,168	6%	1,196	9%	1,019	10%

Profit/(Loss) by segment

	Year Ended December 31,		
	2008(1)	2007(2)	2006
	(Dollars in millions)		
Prescription Pharmaceuticals	$ 2,725	$(1,206)	$1,394
Animal Health(3)	186	(582)	120
Consumer Health Care	271	275	228
Corporate and other (including net interest (expense)/income of ($465) million, $150 million and $125 million in 2008, 2007 and 2006, respectively	(1,133)	298	(259)
Consolidated profit/(loss) before tax and cumulative effect of a change in accounting principle	$ 2,049	$(1,215)	$1,483

(1) In 2008, the Prescription Pharmaceuticals segment's profit includes charges arising from purchase accounting items of $808 million. In 2008, the Animal Health segment's profit includes charges arising from purchase accounting items of $641 million.

(2) In 2007, the Prescription Pharmaceuticals segment's loss includes $3.4 billion of purchase accounting items, including acquired in-process research and development of $3.2 billion. In 2007, the Animal Health segment's loss includes $721 million of purchase accounting items, including acquired in-process research and development of $600 million.

(3) In 2008, the profits of the Animal Health segment include the gain on sale of certain Animal Health products of $160 million.

Schering-Plough's net sales do not include sales of VYTORIN and ZETIA, which are managed in the joint venture with Merck, as Schering-Plough accounts for this joint venture under the equity method of accounting (see Note 5, "Equity Income," for additional information). The Prescription Pharmaceuticals segment includes equity income from the Merck/Schering-Plough joint venture.

"Corporate and other" includes interest income and expense, foreign exchange gains and losses, currency option gains, headquarters expenses, special charges and other miscellaneous items. The accounting policies used for segment reporting are the same as those described in Note 1, "Summary of Significant Accounting Policies."

In 2008, "Corporate and other" includes special and acquisition-related charges of $329 million, comprised of $54 million of integration-related costs and $275 million of employee termination costs related to the Productivity Transformation Program which includes the ongoing integration of OBS. It is estimated the charges relate to the reportable segments as follows: Prescription Pharmaceuticals — $230 million, Animal Health — $30 million, Consumer Health Care — $2 million and Corporate and other — $67 million.

In 2007, "Corporate and other" includes special and acquisition-related charges of $84 million, comprised of $61 million of integration-related costs for the OBS acquisition and $23 million of employee termination costs as part of integration activities. It is estimated the charges relate to the reportable segments as follows: Prescription Pharmaceuticals — $27 million, Animal Health — $11 million and Corporate and other — $46 million.

In 2006, "Corporate and other" includes special charges of $102 million primarily related to changes to Schering-Plough's manufacturing operations in the U.S. and Puerto Rico announced in June 2006, all of which related to the Prescription Pharmaceuticals segment. Included in 2006 cost of sales were charges of approximately $146 million from the manufacturing streamlining actions which were primarily related to the Prescription Pharmaceuticals segment.

See Note 3, "Special and Acquisition-Related Charges and Manufacturing Streamlining," for additional information.

Supplemental sales information:

Sales of products comprising 10 percent or more of Schering-Plough's U.S. or international sales for the year ended December 31, 2008, were as follows:

	Amount	Percentage of applicable sales
	(Dollars in millions)	
U.S.		
NASONEX	$ 644	12%
International		
REMICADE	$2,118	16%

Long-lived Assets by Geographic Location

	2008	2007	2006
	(Dollars in millions)		
United States	$2,792	$2,863	$2,547
Netherlands	1,244	1,320	1
Ireland	689	719	488
Singapore	816	822	824
Other	1,572	1,599	804
Total	$7,113	$7,323	$4,664

Long-lived assets shown by geographic location are primarily property. The significant increase in long-lived assets as of December 31, 2007, is due to the OBS acquisition.

Schering-Plough does not disaggregate assets on a segment basis for internal management reporting and, therefore, such information is not presented.

21. LEGAL, ENVIRONMENTAL AND REGULATORY MATTERS

Background

Schering-Plough is involved in various claims, investigations and legal proceedings.

Schering-Plough records a liability for contingencies when it is probable that a liability has been incurred and the amount can be reasonably estimated. Schering-Plough adjusts its liabilities for contingencies to reflect the current best estimate of probable loss or minimum liability, as the case may be. Where no best estimate is determinable, Schering-Plough records the minimum amount within the most probable range of its liability. Expected insurance recoveries have not been considered in determining the amounts of recorded liabilities for environmental related matters.

If Schering-Plough believes that a loss contingency is reasonably possible, rather than probable, or the amount of loss cannot be estimated, no liability is recorded. However, where a liability is reasonably possible, disclosure of the loss contingency is made.

Schering-Plough reviews the status of all claims, investigations and legal proceedings on an ongoing basis, including related insurance coverages. From time to time, Schering-Plough may settle or otherwise resolve these matters on terms and conditions management believes are in the best interests of Schering-Plough. Resolution of any or all claims, investigations and legal proceedings, individually or in the aggregate, could have a material adverse effect on Schering-Plough's consolidated results of operations, cash flows or financial condition.

Except for the matters discussed in the remainder of this Note, the recorded liabilities for contingencies at December 31, 2008, and the related expenses incurred during the year ended December 31, 2008, were not material. In the opinion of management, based on the advice of legal counsel, the ultimate outcome of these matters, except matters discussed in the remainder of this Note, is not expected to have a material impact on Schering-Plough's consolidated results of operations, cash flows or financial condition.

Patent Matters

Intellectual property protection is critical to Schering-Plough's ability to successfully commercialize its product innovations. The potential for litigation regarding Schering-Plough's intellectual property rights always exists and may be initiated by third parties attempting to abridge Schering-Plough's rights, as well as by Schering-Plough in protecting its rights.

AWP Litigation and Investigations

Schering-Plough continues to respond to existing and new litigation by certain states and private payors and investigations by the Department of Health and Human Services, the Department of Justice and several states into industry and Schering-Plough practices regarding average wholesale price (AWP). Schering-Plough is cooperating with these investigations.

These litigations and investigations relate to whether the AWP used by pharmaceutical companies for certain drugs improperly exceeds the average prices paid by providers and, as a consequence, results in unlawful inflation of certain reimbursements for drugs by state programs and private payors that are based on AWP. The complaints allege violations of federal and state law, including fraud, Medicaid fraud and consumer protection violations, among other claims. In the majority of cases, the plaintiffs are seeking class certifications. In some cases, classes have been certified. The outcome of these litigations and investigations could include substantial damages, the imposition of substantial fines, penalties and injunctive or administrative remedies.

Notes to Consolidated Financial Statements — (Continued)

Securities and Class Action Litigation

Federal Securities Litigation

Following Schering-Plough's announcement that the FDA had been conducting inspections of Schering-Plough's manufacturing facilities in New Jersey and Puerto Rico and had issued reports citing deficiencies concerning compliance with current Good Manufacturing Practices, several lawsuits were filed against Schering-Plough and certain named officers. These lawsuits allege that the defendants violated the federal securities law by allegedly failing to disclose material information and making material misstatements. Specifically, they allege that Schering-Plough failed to disclose an alleged serious risk that a new drug application for CLARINEX would be delayed as a result of these manufacturing issues, and they allege that Schering-Plough failed to disclose the alleged depth and severity of its manufacturing issues. These complaints were consolidated into one action in the U.S. District Court for the District of New Jersey, and a consolidated amended complaint was filed on October 11, 2001, purporting to represent a class of shareholders who purchased shares of Schering-Plough stock from May 9, 2000 through February 15, 2001. The complaint seeks compensatory damages on behalf of the class. The Court certified the shareholder class on October 10, 2003. Notice of pendency of the class action was sent to members of that class in July 2007. On February 18, 2009 the Court signed an order preliminarily approving a settlement agreement. The proposed settlement agreement is scheduled to be presented for final approval at a hearing on June 1, 2009.

ERISA Litigation

On March 31, 2003, Schering-Plough was served with a putative class action complaint filed in the U.S. District Court in New Jersey alleging that Schering-Plough, retired Chairman, CEO and President Richard Jay Kogan, Schering-Plough's Employee Savings Plan (Plan) administrator, several current and former directors, and certain former corporate officers breached their fiduciary obligations to certain participants in the Plan. The complaint seeks damages in the amount of losses allegedly suffered by the Plan. The complaint was dismissed on June 29, 2004. The plaintiffs appealed. On August 19, 2005 the U.S. Court of Appeals for the Third Circuit reversed the dismissal by the District Court and the matter has been remanded back to the District Court for further proceedings.

K-DUR Antitrust Litigation

Schering-Plough had settled patent litigation with Upsher-Smith, Inc. (Upsher-Smith) and ESI Lederle, Inc. (Lederle) relating to generic versions of K-DUR, Schering-Plough's long-acting potassium chloride product supplement used by cardiac patients, for which Lederle and Upsher Smith had filed Abbreviated New Drug Applications. Following the commencement of an FTC administrative proceeding alleging anti-competitive effects from those settlements (which has been resolved in Schering-Plough's favor), alleged class action suits were filed in federal and state courts on behalf of direct and indirect purchasers of K-DUR against Schering-Plough, Upsher-Smith and Lederle. These suits claim violations of federal and state antitrust laws, as well as other state statutory and common law causes of action. These suits seek unspecified damages. In February 2009, a special master recommended that the U.S. District Court for the District of New Jersey dismiss the class action lawsuits on summary judgment.

Third-party Payor Actions

Several purported class action litigations have been filed following the announcement of the settlement of the Massachusetts Investigation. Plaintiffs in these actions seek damages on behalf of third-party payors resulting from the allegations of off-label promotion and improper payments to physicians that were at issue in the Massachusetts Investigation.

Notes to Consolidated Financial Statements — (Continued)

Litigation and Investigations relating to the Merck/Schering-Plough Cholesterol Joint Venture

Background. In January 2008, the Merck/Schering-Plough Cholesterol Joint Venture announced the results of the ENHANCE clinical trial (Effect of Combination Ezetimibe and High-Dose Simvastatin vs. Simvastatin Alone on the Atherosclerotic Process in Patients with Heterozygous Familial Hypercholesterolemia). In July 2008 the Merck/Schering-Plough Cholesterol Joint Venture announced the results of the SEAS clinical trial (Simvastatin and Ezetimibe in Aortic Stenosis). Litigation and investigations with respect to matters relating to these clinical trials are ongoing.

Schering-Plough is cooperating fully with the various investigations and responding to the requests for information, and Schering-Plough intends to vigorously defend the lawsuits that have been filed relating to the ENHANCE study.

Investigation and Inquiries. As of February 27, 2009, Schering-Plough, the Joint Venture and/or its joint venture partner, Merck, received a number of governmental inquiries and have been the subject of a number of investigations relating to the ENHANCE clinical trial. These include several letters from Congress, including the Subcommittee on Oversight and Investigation of the House Committee on Energy and Commerce, and the ranking minority member of the Senate Finance Committee, collectively seeking a combination of witness interviews, documents and information on a variety of issues related to the Merck/Schering-Plough Cholesterol Joint Venture's ENHANCE clinical trial. These also include several subpoenas from state officials, including State Attorneys General, and requests for information from U.S. Attorneys and the Department of Justice seeking similar information and documents. In addition, Schering-Plough received letters from the Subcommittee on Oversight and Investigations of the House Committee on Energy and Commerce seeking certain information and documents related to the SEAS clinical trial and other matters. Schering-Plough, Merck and the Joint Venture are cooperating with these investigations and responding to the inquiries.

In January 2008, after the initial release of ENHANCE data, the FDA stated that it would review the results of the ENHANCE trial. On January 8, 2009 the FDA announced the results of its review. The FDA stated that following two years of treatment,

- Carotid artery thickness increased by 0.011 mm in the VYTORIN group and by 0.006 mm in the simvastatin group. The difference in the changes in carotid artery thickness between the two groups was not statistically significant.
- The levels of LDL cholesterol decreased by 56% in the VYTORIN group and decreased by 39% in the simvastatin group. The difference in the reductions in LDL cholesterol between the two groups was statistically significant.

The FDA also stated that the results from ENHANCE do not change its position that an elevated LDL cholesterol is a risk factor for cardiovascular disease and that lowering LDL cholesterol reduces the risk for cardiovascular disease. The FDA also stated that pending the results of the IMPROVE-IT clinical trial, patients should not stop taking VYTORIN or other cholesterol lowering medications and should talk to their doctors if they have any questions.

Litigation. Schering-Plough continues to respond to existing and new litigation, including civil class action lawsuits alleging common law and state consumer fraud claims in connection with Schering-Plough's sale and promotion of the Merck/Schering-Plough joint-venture products' VYTORIN and ZETIA; several putative shareholder securities class action lawsuits (where several officers are also named defendants) alleging false and misleading statements and omissions by Schering-Plough and its representatives related to the timing of disclosures concerning the ENHANCE results, allegedly in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934; a putative shareholder securities class action lawsuit (where several officers and directors are also named), alleging material misstatements and omissions related to the ENHANCE results in the offering documents in connection with Schering-Plough's 2007 securities offerings, allegedly in violation of the Securities Act of 1933, including Section 11; several putative class action suits alleging that Schering-Plough and certain officers and directors breached their fiduciary duties under ERISA and seeking damages in the amount of losses allegedly suffered by the Plans; a Shareholder Derivative Action alleging that the Board of Directors breached its fiduciary obligations relating to the timing of the release of the ENHANCE results; and a letter on behalf of a single shareholder requesting that the Board of Directors investigate the allegations in the litigation described above and, if warranted, bring any appropriate legal action on behalf of Schering-Plough.

Tax Matters

In October 2001, IRS auditors asserted that two interest rate swaps that Schering-Plough entered into with an unrelated party should be recharacterized as loans from affiliated companies, resulting in additional tax liability for the 1991 and 1992 tax years. In September 2004, Schering-Plough made payments to the IRS in the amount of $194 million for income tax and $279 million for interest. Schering-Plough filed refund claims for the tax and interest with the IRS in December 2004. Following the IRS's denial of Schering-Plough's claims for a refund, Schering-Plough filed suit in May 2005 in the U.S. District Court for the District of New Jersey for refund of the full amount of the tax and interest. This refund litigation has been tried in Newark District court and a decision has not yet been rendered. Schering-Plough's tax reserves were adequate to cover the above-mentioned payments.

Pending Administrative Obligations

In connection with the settlement of an investigation with the U.S. Department of Justice and the U.S. Attorney's Office for the Eastern District of Pennsylvania, Schering-Plough entered into a five-year corporate integrity agreement (CIA). The CIA was amended in August 2006 in connection with the settlement of the Massachusetts Investigation, commencing a new five-year term. Failure to comply with the obligations under the CIA could result in financial penalties. To date, Schering-Plough believes it has complied with its obligations.

Other Matters

Products Liability

Beginning in May 2007, a number of complaints were filed in various jurisdictions asserting claims against Organon USA, Inc., Organon Pharmaceuticals USA, Inc., Organon International (Organon), and Schering-Plough Corporation arising from Organon's marketing and sale of NUVARING, a combined hormonal contraceptive vaginal ring. The plaintiffs contend that Organon and Schering-Plough failed to adequately warn of the alleged increased risk of venous thromboembolism (VTE) posed by NUVARING, and/or downplayed the risk of VTE. The plaintiffs seek damages for injuries allegedly sustained from their product use, including some alleged deaths, heart attacks and strokes. The majority of the cases are currently pending in a federal Multidistrict litigation venued in Missouri and in New Jersey state court. Other cases are pending in other states.

French Matter

Based on a complaint to the French competition authority from a competitor in France and pursuant to a court order, the French competition authority has obtained documents from a French subsidiary of Schering-Plough relating to SUBUTEX, one of the products that the subsidiary markets and sells. Any resolution of this matter adverse to the French subsidiary could result in the imposition of civil fines and injunctive or administrative remedies. On July 17, 2007, the Juge des Libertés et de la Détention ordered the annulment of the search and seizure on procedural grounds. On July 19, 2007, the French authority appealed the order to the French Supreme Court.

In April 2007, the competitor also requested interim relief, a portion of which was granted by the French competition authority in December 2007. The interim relief required Schering-Plough's French subsidiary to publish in two specialized newspapers information including that the generic has the same quantitative and qualitative composition and the same pharmaceutical form as, and is substitutable for, SUBUTEX. In February 2008, the Paris Court of Appeal confirmed the decision of the French competition authority. In January 2009, the French Supreme Court confirmed the decision of the French competition authority.

Environmental

Schering-Plough has responsibilities for environmental cleanup under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. At several Superfund sites (or equivalent sites under state law), Schering-Plough is alleged to be a potentially responsible party (PRP). Schering-Plough believes that it is remote at this time that there is any material liability in relation to such sites. Schering-Plough estimates its obligations for cleanup costs for Superfund sites based on information obtained from the federal Environmental Protection Agency (EPA), an equivalent state agency and/or studies prepared by independent engineers, and on the probable costs to be paid by other PRPs. Schering-Plough records a liability for environmental assessments and/or cleanup when it is probable a loss has been incurred and the amount can be reasonably estimated.

22. SUBSEQUENT EVENT (unaudited)

On March 9, 2009 Merck & Co., Inc. and Schering-Plough Corporation announced that their Boards of Directors had unanimously approved a definitive merger agreement under which Merck and Schering-Plough will combine, under the name Merck, in a stock and cash transaction. The merger agreement was filed as an exhibit to Schering-Plough's Form 8-K dated March 11, 2009.

Under the terms of the agreement, Schering-Plough shareholders will receive 0.5767 shares and $10.50 in cash for each share of Schering-Plough. Each Merck share will automatically become a share of the combined company.

The transaction is subject to approval by Merck and Schering-Plough shareholders and the satisfaction of customary closing conditions and regulatory approvals, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as clearance by the European Commission under the EC Merger Regulation and certain other foreign jurisdictions. Merck and Schering-Plough expect to complete the transaction in the fourth quarter of 2009.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Schering-Plough Corporation

We have audited the accompanying consolidated balance sheets of Schering-Plough Corporation and subsidiaries (the "Company") at December 31, 2008 and 2007, and the related statements of consolidated operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Schering-Plough Corporation and subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the consolidated financial statements, effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* As discussed in Note 1 to the consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting at December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Parsippany, New Jersey
February 27, 2009

Management's Report on Internal Control over Financial Reporting

The Management of Schering-Plough Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Schering-Plough's internal control system is designed to provide reasonable assurance to Schering-Plough's Management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Schering-Plough's Management assessed the effectiveness of Schering-Plough's internal control over financial reporting as of December 31, 2008. In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. Based on its assessment, Management believes that, as of December 31, 2008, Schering-Plough's internal control over financial reporting is effective.

Schering-Plough's independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the effectiveness of Schering-Plough's internal control over financial reporting. Their report follows.

Steven H. Koehler
Vice President and
Controller

Robert J. Bertolini
Executive Vice President and
Chief Financial Officer

Fred Hassan
Chairman and
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Schering-Plough Corporation

We have audited the internal control over financial reporting of Schering-Plough Corporation and subsidiaries (the "Company") at December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting at December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements at and for the year ended December 31, 2008, of the Company and our report dated February 27, 2009, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* and Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.*

Deloitte & Touche LLP

Parsippany, New Jersey
February 27, 2009

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Performance Graph

Comparison of Cumulative Total Return


Schering-Plough Corp.
Composite Peer Group
S&P 500 Index
300
200
100
0
DOLLARS
2003
2004
2005
2006
2007
2008

	2003	2004	2005	2006	2007	2008
Schering-Plough Corporation	100	122	123	140	160	104
Composite Peer Group	100	92	89	103	109	90
S&P 500 Index	100	111	116	134	142	90

The graph above assumes a $100 investment on December 31, 2003, and reinvestment of all dividends, in each of Schering-Plough's Common Shares, the S&P 500 Index, and a composite peer group of the major U.S.-based pharmaceutical companies, which are: Abbott Laboratories, Bristol-Myers Squibb Company, Johnson & Johnson, Eli Lilly and Company, Merck, Pfizer Inc. and Wyeth.

Selected Financial Data

	2008(1)	2007(1)	2006	2005	2004
	(In millions, except per share figures and percentages)				
Operating Results					
Net sales	$18,502	$12,690	$10,594	$ 9,508	$ 8,272
Equity (income)	(1,870)	(2,049)	(1,459)	(873)	(347)
Income/(loss) before income taxes and cumulative effect of a change in accounting principle(2)	2,049	(1,215)	1,483	497	(168)
Net income/(loss)(2)	1,903	(1,473)	1,143	269	(947)
Net income/(loss) available to common shareholders(2)	1,753	(1,591)	1,057	183	(981)
Diluted earnings/(loss) per common share(2)	1.07	(1.04)	0.71	0.12	(0.67)
Basic earnings/(loss) per common share(2)	1.08	(1.04)	0.71	0.12	(0.67)
Research and development expenses	3,529	2,926	2,188	1,865	1,607
Acquired in-process research and development	—	3,754	—	—	—
Depreciation and amortization expenses	2,175	861	568	486	453
Financial Position and Cash Flows					
Property, net	$ 6,833	$ 7,016	$ 4,365	$ 4,487	$ 4,593
Total assets	28,117	29,156	16,071	15,469	15,911
Long-term debt(3)	7,931	9,019	2,414	2,399	2,392
Shareholders' equity	10,529	10,385	7,908	7,387	7,556
Capital expenditures	747	618	458	478	489
Financial Statistics					
Net income/(loss) as a percent of net sales	10.3%	(11.6)%	10.8%	2.8%	(11.4)%
Return on average shareholders' equity	18.1%	(16.1)%	14.9%	3.6%	(12.7)%
Net book value per common share(4)	$ 6.13	$ 6.07	$ 5.10	$ 4.77	$ 4.91
Other Data					
Cash dividends per common share	$ 0.26	$ 0.25	$ 0.22	$ 0.22	$ 0.22
Cash dividends paid on common shares	422	382	326	324	324
Cash dividends paid on preferred shares	150	99	86	86	30
Average shares outstanding used in calculating diluted earnings/(loss) per common share	1,635	1,536	1,491	1,484	1,472
Average shares outstanding used in calculating basic earnings/(loss) per common share	1,625	1,536	1,482	1,476	1,472
Common shares outstanding at year-end	1,626	1,621	1,487	1,479	1,474

(1) Operating results and other financial information reflects the operations of the OBS business subsequent to the acquisition on November 19, 2007, including the impacts of purchase accounting in accordance with SFAS No. 141, "Business Combinations."

(2) 2008, 2007, 2006, 2005, and 2004 include special and acquisition-related charges and manufacturing streamlining costs of $329, $84, $248, $294, and $153, respectively. See Note 3, "Special and Acquisition-Related Charges and Manufacturing Streamlining, to the Consolidated Financial Statements" for additional information on these charges that were incurred in 2008, 2007 and 2006. The special charges incurred in 2005 of $294 million included litigation charges of $250 million, employee termination costs of $28 million and asset impairment and other charges of $16 million. The special charges incurred in 2004 included $119 million of employee termination costs and $34 million for asset impairment and related charges.

(3) The increase in long-term debt in 2007, as compared to 2006, primarily reflects the financing of the OBS acquisition.

(4) Assumes conversion of all 2007 mandatory convertible preferred stock into approximately 91 million common shares in 2008 and 2007. Assumes conversion of all 2004 mandatory convertible preferred stock into approximately 65 million common shares in 2006, 69 million common shares in 2005 and 65 million common shares in 2004. In 2007, the 2004 mandatory convertible preferred stock converted into common shares.

Schering-Plough Corporation and Subsidiaries Quarterly Data (Unaudited)

	Three Months Ended							
	March 31		June 30		September 30		December 31	
	2008	2007	2008	2007	2008	2007	2008	2007
	(Dollars in millions, except per share figures)							
Net sales	$4,657	$2,975	$4,921	$3,178	$4,576	$2,812	$4,348	$ 3,724
Cost of sales	2,137	937	1,908	977	1,737	925	1,525	1,566
Gross margin	2,520	2,038	3,013	2,201	2,839	1,887	2,823	2,158
Selling, general and administrative	1,676	1,213	1,870	1,358	1,660	1,262	1,615	1,634
Research and development	880	707	906	696	893	669	850	855
Acquired in-process research and development	—	—	—	—	—	—	—	3,754
Other (income)/expense, net	95	(48)	134	(16)	(39)	(390)	146	(231)
Special charges and acquisition-related charges	23	1	94	11	101	20	111	52
Equity income from cholesterol joint venture	(517)	(487)	(493)	(490)	(434)	(506)	(426)	(566)
Income/(loss) before income taxes	363	652	502	642	658	832	527	(3,340)
Income tax expense	49	87	40	103	44	82	13	(14)
Net income/(loss)	$ 314	$ 565	$ 462	$ 539	$ 614	$ 750	$ 514	$(3,326)
Dividends on preferred shares	38	22	38	22	38	37	38	38
Net income/(loss) available to common shareholders	$ 276	$ 543	$ 424	$ 517	$ 576	$ 713	$ 476	$(3,364)
Diluted earnings/(loss) per common share	$ 0.17	$ 0.36	$ 0.26	$ 0.34	$ 0.35	$ 0.45	$ 0.29	$ (2.08)
Basic earnings/(loss) per common share:	$ 0.17	$ 0.37	$ 0.26	$ 0.35	$ 0.36	$ 0.46	$ 0.29	$ (2.08)
Dividends per common share	0.065	0.065	0.065	0.065	0.065	0.065	0.065	0.065
Common share prices:								
High	27.73	25.51	20.72	33.34	22.32	32.83	18.48	32.94
Low	14.41	22.75	13.86	25.42	17.51	27.26	12.76	26.20
Average shares outstanding for diluted EPS (in millions)	1,637	1,571	1,632	1,587	1,636	1,622	1,634	1,621
Average shares outstanding for basic EPS (in millions)	1,621	1,489	1,624	1,496	1,626	1,620	1,626	1,621

In completing the final analysis of results for 2008, Schering-Plough determined that certain income tax effects relating to the accounting for the purchase of OBS reflected an overstatement of income tax expense during each of the first three quarterly periods of 2008, totaling $74 million. Accordingly, Schering-Plough has revised the quarterly information included above. This change results in a reduction of income tax expense, and a corresponding increase in net income and net income available to common shareholders, along with associated per share amounts. The revisions to tax expense, net income, and net income available to common shareholders in 2008, reflected in the table above, were $23 million for the first quarter, $26 million for the second quarter and $25 million for the third quarter.

Operating results for the three month period ended December 31, 2007 reflects the closing of the OBS acquisition on November 19, 2007, including the impacts of purchase accounting in accordance with SFAS No. 141, "Business Combinations."

Diluted earnings per common share for the three month period ended September 30, 2007, is calculated using a numerator of $731 million, which is the arithmetic sum of net income available to common shareholders of $713 million plus dividends of $18 million related to the 2004 preferred stock which are dilutive, and a denominator of 1,622 which represents the average diluted shares outstanding for the third quarter of 2007.

See Note 3, "Special and Acquisition-Related Charges and Manufacturing Changes," to the Consolidated Financial Statements for additional information relating to special and acquisition-related charges.

Schering-Plough's approximate number of holders of record of common shares as of January 31, 2009 was 33,252.

(This page intentionally left blank)

Senior Management

Stanley F. Barshay [3]
Chairman,
Consumer Health Care

Jeffrey Berkowitz [3]
Group Vice President,
Global Market Access &
U.S. Managed Markets

Robert J. Bertolini [1, 2, 3]
Executive Vice President and
Chief Financial Officer

Richard S. Bowles III, Ph.D. [3]
Senior Vice President,
Global Quality Operations

John M. Carroll [1, 3]
Vice President,
Global Internal Audits

C. Ron Cheeley [1, 2, 3]
Senior Vice President,
Global Human Resources

Carrie S. Cox [1, 2, 3]
Executive Vice President and
President, Global Pharmaceuticals

William J. Creelman [1]
Vice President, Tax

Lisa W. DeBerardine [3]
Vice President,
Strategic Planning & Financial
Forecasting

Margriet Gabriel-Regis [3]
Senior Vice President,
Specialty Care Customer Group

Ellen Geisel [3]
Senior Vice President,
Primary Care Customer Group

Francesco Granata [3]
Group Vice President and President,
EUCAN Region I

Fred Hassan [1, 2, 3]
Chairman of the Board and Chief
Executive Officer

Thomas Haverty, M.D. [3]
Group Vice President,
Global Clinical Research,
Schering-Plough Research
Institute (SPRI)

Tessa Hilado [1, 3]
Vice President & Treasurer

Alex Kelly [3]
Group Vice President,
Global Communications &
Investor Relations

Steven H. Koehler [1, 3]
Vice President and Controller

Thomas P. Koestler, Ph.D. [1, 2, 3]
Executive Vice President and
President, SPRI

Raul E. Kohan [1, 2, 3]
Senior Vice President and President,
Global Animal Health

Ismail Kola, Ph.D. [3]
Senior Vice President, Discovery
Research, SPRI, and Chief Scientific
Officer

Ian A. T. McInnes, Ph.D. [1, 3]
Senior Vice President and President,
Global Supply Chain

Sean McNicholas [3]
Senior Vice President,
Global Cardiovascular Products &
U.S. Sales

C. David Nicholson, Ph.D. [3]
Senior Vice President, Global Project
Management & Drug Safety, SPRI

David A. Piacquad [3]
Senior Vice President,
Business Development & Licensing

Lori Queisser [1, 2, 3]
Senior Vice President,
Global Compliance & Business
Practices

Thomas J. Sabatino, Jr. [1, 2, 3]
Executive Vice President and
General Counsel

Karl D. Salnoske [1, 3]
Vice President and
Chief Information Officer

Brent Saunders [1, 2, 3]
Senior Vice President and
President, Consumer Health Care

Robert J. Spiegel, M.D. [3]
Senior Vice President, SPRI,
and Chief Medical Officer

Bruno Strigini [3]
Group Vice President and President,
EUCAN Region II

Gregory J. Szpunar, Ph.D. [3]
Senior Vice President,
Pharmaceutical Sciences &
Drug Metabolism, SPRI

Masao Torii [3]
President,
Schering-Plough K.K., Japan

Rodney Unsworth [3]
Group Vice President and President,
Asia-Pacific

Pierre Verstraete [3]
Group Vice President and President,
Latin America

Hugo Wahnish [3]
Vice President,
Global Animal Health Regions

Susan Ellen Wolf [1, 3]
Corporate Secretary,
Vice President – Governance and
Associate General Counsel

1 Corporate Officer
2 Executive Management Team
3 Operations Management Team

Product Names

The following trademarks indicated by CAPITAL LETTERS are the property of, licensed to, promoted or distributed by Schering-Plough Corporation, its subsidiaries or related companies.

Prescription Pharmaceuticals
ASMANEX TWISTHALER
AVELOX
BRIDION
CAELYX
CERAZETTE
CIPRO
CLARINEX/AERIUS/NEOCLARITYNE
ELOCON/ELOCOM
FOLLISTIM/PUREGON
FORADIL
IMPLANON
INTEGRILIN
INTRON A/INTRONA
LEVITRA
LIVIAL
MARVELON/MERCILON
NASONEX
NITRO-DUR
NORCURON
NOXAFIL
NUVARING
ORGARAN
PEGINTRON
PEGINTRON REDIPEN
PROVENTIL HFA
QUADRIDERM
REBETOL
REMERON SOLTAB
REMICADE
SUBOXONE/SUBUTEX
TEMODAR/TEMODAL
VYTORIN/INEGY/
ZEMURON/ESMERON/ESLAX
ZETIA/EZETROL/ZIENT
ZINTREPID

Animal Health Products
AQUAFLOR
AQUAVAC and NORVAX
BANAMINE
CIRCUMVENT and PORCILIS
COCCIVAC and PARACOX
CONTINUUM and NOBIVAC
ESTRUMATE
EXSPOT and SCALIBOR
HOMEAGAIN
INNOVAX and NOBILIS
NUFLOR
OTOMAX and MOMETAMAX
PG600
REGUMATE and MATRIX
SAFE-GUARD and PANACUR
SLICE
TRI-MERIT
VETSULIN/CANINSULIN
VISTA and BOVILIS
ZILMAX and REVALOR

Consumer Health Care Products
AFRIN
CLARITIN/CLARITYNE
COPPERTONE
CORICIDIN HBP
DR. SCHOLL'S
LOTRIMIN
MIRALAX

Corporate Information

Executive Offices:
The Company's executive offices are located at:
2000 Galloping Hill Road
Kenilworth, NJ 07033-0530
Telephone: (908) 298-4000

Annual Meeting:
The Annual Meeting of Shareholders of Schering-Plough Corporation will be held at 7:30 a.m. on May 18, 2009, at:
The Field Museum
1400 S. Lake Shore Drive
Chicago, IL 60605

Registrar, Transfer & Dividend Disbursing Agent:
Schering-Plough Corporation
c/o: BNY Mellon Shareowner Services
PO Box 358015
Pittsburgh, PA 15252-8015
Telephone: (877) 429-1240 or, from outside the U.S., (201) 680-6685

Certificates for Transfer and Address Changes Should Be Sent to:
BNY Mellon Shareowner Services
PO Box 358015
Pittsburgh, PA 15252-8015
E-mail: shrrelations@bnymellon.com
Internet: www.bnymellon.com/shareowner/isd

Shares Listed:
New York Stock Exchange (Ticker Symbol: SGP)

Corporate Governance Listing Standards:
The Company submitted an unqualified certification to the New York Stock Exchange in 2008 regarding the Company's compliance with the NYSE corporate governance listing standards. In addition, the Company filed with the SEC, as exhibits to its 2008 10-K, certifications under Section 302 of the Sarbanes-Oxley Act of 2002 signed by the Chief Executive Officer and the Chief Financial Officer.

BNY Mellon's Systematic Investment Program for Schering-Plough:
A brochure describing BNY Mellon's Systematic Investment Program for Schering-Plough is available to shareholders. A copy may be obtained by calling or writing to BNY Mellon Shareowner Services, or via the Schering-Plough corporate Web site. Through the program, shareholders of record may acquire shares of Schering-Plough common stock by reinvesting dividends or by cash purchases.

Corporate Web Site:
The Company's Web site address is www.schering-plough.com. Information of interest to shareholders is available in the Investor Relations section of the Web site, including news releases, investor frequently asked questions, Securities and Exchange Commission filings, corporate governance guidelines and the charters of Committees of the Board of Directors.

Schering-Plough's Web site also offers links to other Web sites providing information on Company products and treatment categories as well as patient assistance and support programs.

Investor Inquiries:
Information for investors can be found in the Investor Relations section of the Web site, or investors can call the Investor Relations Department at (908) 298-7436.

10-K Report Available:
The Corporation's 2008 annual report on Form 10-K filed with the Securities and Exchange Commission is available without charge via the Company's Web site or by writing to the Investor Relations Department at the Executive Offices address shown above.

Board of Directors



Members of the Board of Directors are, from left, Hans W. Becherer, Thomas J. Colligan, Fred Hassan, C. Robert Kidder, Eugene R. McGrath, Carl E. Mundy, Jr., Antonio M. Perez, Patricia F. Russo, Jack L. Stahl, Craig B. Thompson, M.D., Kathryn C. Turner, Robert F .W. van Oordt and Arthur F. Weinbach.

Hans W. Becherer (1, 3, 5)
Retired Chairman, Chief Executive Officer
and Chief Operating Officer
Deere & Company
Manufacturer of Mobile Power Machinery and
Supplier of Financial Services

Thomas J. Colligan (1, 4, 7)
Vice Dean of Executive Education
The Wharton School of the
University of Pennsylvania

Fred Hassan
Chairman of the Board and Chief Executive Officer

C. Robert Kidder (3, 4)
Chairman and Chief Executive Officer
3Stone Advisors LLC
Private Investment Firm

Eugene R. McGrath (1, 2, 6)
Retired Chairman, President and Chief
Executive Officer and Current Director
Consolidated Edison, Inc.
Energy Company

Carl E. Mundy, Jr. (2, 4, 5)
Retired General and Former Commandant
U.S. Marine Corps

Antonio M. Perez (5)
Chairman of the Board and Chief Executive Officer
Eastman Kodak Company
Imaging Innovator

Patricia F. Russo (3, 5)
Former Chief Executive Officer and Director
Alcatel-Lucent
Communications Company

Jack L. Stahl (3, 4)
Retired President and Chief Executive Officer
Revlon, Inc.
Cosmetics Company

Craig B. Thompson, M.D. (6)
Director of the Abramson Cancer Center and
Professor of Medicine, University of Pennsylvania
School of Medicine

Kathryn C. Turner (2, 4, 5, 6)
Chairperson, Chief Executive Officer and President
Standard Technology, Inc.
Management and Technology Solutions Firm

Robert F. W. van Oordt (1, 2, 5)
Chairman of the Supervisory Board
Unibail-Rodamco S.A.
Real Estate Investment, Management and
Development Company

Arthur F. Weinbach (4)
Executive Chairman and Chairman of the Board
Broadridge Financial Solutions, Inc.
Financial Services Company

1 Audit Committee
2 Business Practices Oversight Committee
3 Compensation Committee
4 Finance Committee
5 Nominating and Corporate Governance Committee
6 Science and Technology Committee
7 Designated Audit Committee financial expert

Schering-Plough

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033-0530
USA
908.298.4000
www.schering-plough.com

Driving Innovation, Improving Health



Schering-Plough

Company Overview 2009

On the cover: Jeff Scamardella plays with his daughter Abby and dog Duncan, a "rescued" West Highland white terrier, outside their home in Manheim, Pa. Jeff is a senior territory sales representative for Intervet/Schering-Plough Animal Health, supporting small animal veterinarians in the Scranton, Pa., region.

"Ultimately, the value we deliver lies in the flow of innovations that we create to treat unmet medical needs."

Fred Hassan, Chairman and Chief Executive Officer

Schering-Plough is a science-centered global health care company. Our researchers begin with novel ideas to treat serious diseases, then transform them into molecules that may become valuable new medicines for patients. With the integration of Organon BioSciences, Schering-Plough has a broad range of therapeutic areas, an industry-leading late-stage product pipeline, and greater diversity from having the world's largest animal health business and important consumer products. As we work toward our goal of delivering long-term high performance, we continue to pursue our long-standing focus: To provide a steady flow of innovative medicines and services, while earning the trust of the physicians, patients and other customers we serve.

Driving Innovation, Improving Health

It is six years since you began your Action Agenda to transform Schering-Plough. What would you say has been achieved?

Around the world, we have transformed Schering-Plough from a company in dire straits into a high-performance competitor. Beginning with the Stabilize and Repair phases of our Action Agenda, we advanced through the Turnaround phase and then to Build the Base. We have grown stronger and more diverse – bringing more treatments to more people around the world. We have built a very strong late-stage pipeline of new medicines. We have created value for our shareowners. We have created a high-performance culture: Our people work collaboratively to achieve shared goals – as champions for the patients and for our customers.

"It is clear that some of the biggest issues our societies will be confronting over the next decade can be solved only through breakthrough treatments from the R&D of companies such as ours."

Does Schering-Plough have a decisive strength?

Our people are our decisive strength. Their creativity, entrepreneurship and winning spirit are how we accomplished so much, so quickly. And we have done that with a resolute commitment to business integrity. These are rare qualities in any large global organization. It is something we are very proud of.



Fred Hassan, Chairman and CEO, Kenilworth, N.J.

What do you see as the most important accomplishment?

Our success has come through many interlocking accomplishments. If I had to single out one special accomplishment, it is building our R&D organization into a powerful innovation engine and creating an industry-leading late-stage pipeline.

Ultimately, the value we deliver lies in the flow of innovations that we create to treat unmet medical needs. Today, we have one of the richest late-stage pipelines that I have seen in my career in this industry – full of potential breakthroughs in the treatment of cardiovascular disease, HIV/AIDS, hepatitis C and other diseases.

What is the biggest challenge ahead?

It is clear that some of the biggest issues our societies will be confronting over the next decade can be solved only through breakthrough treatments from the R&D of companies such as ours. Alzheimer's disease alone is poised to destroy millions of lives and has the potential to bankrupt health care systems around the world. It is our industry that holds the promise of effective treatments for this devastating disease – and so many others.

However, it is becoming very hard to discover and develop those breakthroughs – and our environment in many ways is becoming less

"Through science, we create hope. Then we deliver on it."



CEO Fred Hassan (left) talks with research colleagues prior to a CEO Dialogue, one of a series of meetings he holds frequently with small groups of employees. With him are Matthew Glover of Springfield, N.J., and Veronique Moulin of Boxmeer, the Netherlands.

supportive of innovation. Investors are beginning to question whether taking big risks, usually over the prolonged innovation cycle period, can be rewarded. We all have a stake in keeping the innovation happening.

What is your perspective on health care reform initiatives?

The current global economic crisis increases the urgency of getting increases in health care spending under control. How we do that matters a lot. If we begin by asking what is best for the patients and have the courage to follow where that leads, I believe we can improve quality of care and access to care – while managing cost and leaving headroom for innovation. If we follow that logic, biopharmaceutical innovation holds out unique promise for achieving all of those goals.

Where do you see biopharmaceuticals making the biggest difference in health over the next decade?

Chronic diseases generate huge costs. We must prevent preventable diseases such as diabetes and heart disease. Often, biopharmaceuticals are key to the prevention package. And I also see the potential for new medicines to halt or cure other devastating diseases – Alzheimer's, cancer, Parkinson's, deadly infections and more. This is the special satisfaction of the work we do. Through science, we create hope. Then we deliver on it.

Pipeline of New Molecules Creating Hope for Patients

At a time when many other pharmaceutical companies are bracing for a "patent cliff" – when exclusivity on key products will expire without enough new drugs to fill the gap – Schering-Plough's R&D engine is driving a rich flow of new innovations by focusing on six therapeutic areas: allergy/respiratory, cardiovascular/metabolic, central nervous system, immunology/infectious disease, oncology and women's health. Thomas P. Koestler, Ph.D., executive vice president and president of Schering-Plough Research Institute (SPRI), explains:



Thomas P. Koestler, Ph.D., president of Schering-Plough Research Institute, leads a global team of scientists in pursuit of innovative new medicines.

What is the goal of R&D at Schering-Plough?

Our primary goal is to deliver a steady flow of innovative medicines on a consistent basis. This may sound simple, but it's a very difficult proposition. Pharmaceutical research involves high risk, with hundreds of compounds failing for every one that succeeds. We spent about $3.5 billion on research and development in 2008. Our people are working on therapies to address important, unmet medical needs and to provide significant improvements to current treatments. These new therapies may offer greater effectiveness or an improved side-effect profile, or both. In the end, it is

"We are making good progress in bringing important medicines to the patients waiting for them."

all about being in tune with the needs of our customers and, especially, the patients. We all know someone who is urgently waiting for a new treatment – for cancer, Alzheimer's, Parkinson's or for some other devastating disease. Our scientists are working hard to bring them the medicines they need.

What is the state of Schering-Plough's Product Pipeline?

We are in a strong position. We believe that we have an industry-leading pipeline of medicines in the later stages of clinical development – the ones that are closest to reaching patients. We have eight new entities in Phase III and four more in pre-registration, for a total of 12 in late-stage development. We have approximately 75 new molecular entities in all phases of development. Six of our projects have been designated "fast track" by the U.S. Food and Drug Administration (FDA), which means they are seen by the agency as critically important new therapies. What is especially satisfying for me is the quality of the science and innovation underlying these exciting compounds – and the important medical needs they may someday fulfill.

How does Schering-Plough approach pharmaceutical research?

A key challenge for any research organization is to achieve better success rates for the compounds selected for development. This means getting more shots on goal, and getting more of those shots to score.

At Schering-Plough Research Institute, we do this by taking a balanced approach to R&D. We begin with our disease targets. About one-third of our programs involve treatments that are relevant to very large populations of patients, such as cardiovascular or respiratory care, and the rest are centered on more specialized needs, such as cancer.

We focus on six therapeutic areas, including two – women's health and central nervous system – that were Organon BioSciences' strengths. We're already seeing good progress in these new areas, including a European Union regulatory filing of a new fertility treatment, and the 2008 EU approval of Bridion, a breakthrough in the practice of anesthesia. We also work toward a balance between biologic agents, including vaccines, and small-molecule treatments. Another dimension of balance is between new compounds generated in our own labs and innovations we bring in from outside labs, including smaller biotech companies. An example of a "home-grown" innovation is our thrombin receptor antagonist (TRA). TRA is a novel treatment for deadly blood clots that could revolutionize cardiovascular care for millions of patients. We also pursue different treatment approaches – seeking compounds that can change the course of the disease itself, as well as compounds that relieve symptoms. By doing all these things – and executing well – we are making good progress in bringing important medicines to the patients who are waiting for them.



Preladenant binds to the receptor in the human brain area known to be affected by Parkinson's disease. The compound is in Phase II and may prove to be both first-in-class and best-in-class. Preladenant is one of six projects designated for "fast-track" review by the FDA.

What potential therapies in your pipeline are you most excited about?

We have a lot of exciting compounds in our pipeline, so it's difficult to choose. We have identified five "stars" that are in late-stage development. These are all innovative new molecules. They include TRA; golimumab, a biologic for inflammatory and autoimmune disorders; Saphris (asenapine), under U.S. regulatory review for schizophrenia and bipolar I disorder; boceprevir, a novel oral protease inhibitor for hepatitis C; and Bridion. Earlier in development are other exciting innovations, including possible new treatments for conditions ranging from cancer to Alzheimer's. One of our most intriguing compounds is preladenant, an oral agent in development for Parkinson's disease and movement disorders. I'm proud of the good science and innovation behind these compounds. But I get most excited when I think about the differences these compounds may some day make in the lives of patients.

Product Pipeline

Transforming Concepts into Molecules, and Molecules into Medicines

Phase II

(New Entities)

Allergy Immunotherapy Tablet[3]
Dust Mite Allergies

Allergy Immunotherapy Tablet[3]
Ragweed Allergies

AMPA PAM*
ADHD
Depression

CDK Inhibitor
Cancer

CHK-1 Inhibitor
Cancer

CXCR2 Receptor Antagonist
COPD

Glycine Uptake Inhibitor
Alcohol Dependence
Schizophrenia

Mometasone/Oxymetazoline
Allergic Rhinitis

Pleconaril
Common Cold and Asthma Exacerbations

Preladenant
Parkinson's Disease

Protease Inhibitor (SCH 900518)
Hepatitis C

QAB/Mometasone Combination
Asthma
COPD

Robatumumab (Anti-IGF-1R Antibody)
Cancer

Rolapitant
Emesis

Topical Antifungal
Onychomycosis

(Value Adding Projects)

NOXAFIL
I.V. Formulation

Phase III

(New Entities)

Acadesine
Ischemia-Reperfusion Injury

Allergy Immunotherapy Tablet[3]
Grass Pollen Allergies

Boceprevir
Hepatitis C

Esmirtazapine
Insomnia
Hot Flashes

Mometasone/Formoterol Combination
Asthma
COPD

NOMAC/E2
Contraceptive

Thrombin Receptor Antagonist
Acute Coronary Syndrome
Secondary Prevention

Vicriviroc
HIV Infection

(Value Adding Projects)

Golimumab[1]
Ulcerative Colitis

IMPLANON
Next-generation contraceptive rod

NASONEX
Congestion
Rhinosinusitis

VYTORIN[2] – Outcomes Trials
SHARP - Renal Disease
IMPROVE-IT - Acute Coronary Syndrome

Application Filed

(New Entities)

Asenapine
Schizophrenia (U.S.)
Bipolar I Disorder (U.S.)

Corifollitropin alfa
Controlled Ovarian Stimulation (EU)

Golimumab[1]
Rheumatoid Arthritis
Ankylosing Spondylitis
Psoriatic Arthritis

Sugammadex
Anesthesia (U.S., Japan)

(Value Adding Projects)

ASMANEX
Asthma (Japan)

NOXAFIL
Serious Fungal Infections (U.S.)

PEGINTRON
Malignant Melanoma (U.S.)

REMERON
Antidepressant (Japan)

TEMODAR
I.V. Formulation (Japan)

* Formerly AMPAkine

1 International rights only
2 J.V. with Merck
3 North American rights only

MARCH 2009

The Product Pipeline information is as of March 2009 and is not represented to be complete. Periodic updates and additional information are available on the Schering-Plough Web site, www.schering-plough.com, in the Investor Relations section.

Doing More for Patients in Japan

New *Treatments*, New *Hope*

We are in an exciting cycle of new product introductions in Japan. I can't think of a better – or busier – place to be. Recent launches include TEMODAL for certain types of brain cancer, ZETIA* for lowering cholesterol and NASONEX for allergies. In hepatitis C, we're continuing our leadership position with PEGINTRON. Also, there's been continued growing demand for CLARITIN, our nonsedating antihistamine.

It is exciting to be making such a difference – and we have more innovations on the way, ranging from REMERON for depression to ASMANEX for asthma. An important development for our team in Japan is our new-found critical mass. Our combination with Organon BioSciences has added substantial new products and resources.

As we grow, we are becoming more and more valuable to doctors and their patients. One example is ZETIA, which inhibits dietary cholesterol absorption. We launched ZETIA in mid-2007. Since then, the medical community has rapidly accepted ZETIA, establishing us as a strong presence in the Japanese cardiovascular market.

New teams, new energy and new medicines are proving a winning combination in Japan, the world's 2nd-largest pharmaceutical market.

In our work, the biggest reward comes from seeing the good that we do for patients. This gives our people in Japan a special pride.

YOKO SONG
Marketing Director, Commercial Operations, Schering-Plough K.K. (Japan)

On the Web: www.schering-plough.co.jp
* ZETIA (ezetimibe), a cholesterol-lowering medicine, is marketed in Japan through a collaboration with Bayer Yakuhin Ltd.



Yoko Song (center), marketing director, Commercial Operations, at Schering-Plough K.K. (Japan) headquarters in Tokyo, confers with Hiroshi Yamabe (left), marketing director Allergy/CNS, and Yuko Naito, business unit manager, Women's Health.



David Hill, Ph.D. (left), executive director of pharmacology, Newhouse, Scotland, talks in a Newhouse lab with John Hunter, Ph.D., vice president of CNS (Central Nervous System) respiratory and inflammation research, Kenilworth, N.J. The two are working closely to integrate the CNS programs of Schering-Plough Research Institute and Organon.

Bringing Out the Best In Labs in Scotland and New Jersey

Synergies in CNS Research

A conversation with David Hill, Ph.D., executive director of pharmacology, Newhouse, Scotland, and John Hunter, Ph.D., vice president of CNS respiratory and inflammation research, Kenilworth, N.J.:

SAPHRIS (asenapine) was developed in Newhouse, Scotland, as a potential acute treatment for schizophrenia and bipolar I disorder. It is undergoing regulatory review by the FDA.



Hill: At Organon, we have been focused on psychiatry-based illnesses like schizophrenia and depression. Meanwhile, Schering-Plough researchers in New Jersey have been targeting neurological and degenerative diseases like Alzheimer's and Parkinson's. The coming together of these two organizations is proving a remarkable and complementary match.

Hunter: Neither team had the resources to cover the entire CNS spectrum alone, but together, we absolutely can. And, because we're collaborating and cross-pollinating each other's efforts, we've really expanded our reach. Alzheimer's is a good example.

Hill: Schering-Plough had put its resources into disease-modifying therapies designed to reduce Alzheimer's progression. But that didn't take into account relief of symptoms.

Hunter: Now we can address that, too, because of Organon's efforts to improve the cognitive performance of schizophrenia patients. We can now transfer that expertise to Alzheimer's.

A powerful research combination is enhancing neuroscience capabilities and driving an expanding Central Nervous System (CNS) pipeline.

Hill: That's only one example of how we're coming together, leveraging each other's research base and testing molecules that one or the other didn't have.

Hunter: This new combination has given us an excellent balance – from early discovery and preclinical work to 12 candidates in clinical trials. With our collective expertise and rich pipeline, we're becoming a new force in CNS research.

For more information: www.schering-plough.com/research-development

What *Women* Need to *Know*

We listen continuously. That's how our global women's health team gets in tune with the needs of doctors and consumers. We actively reach out to health care providers and consumers, listen carefully, and often are surprised by what we learn. For example, when it comes to birth control methods, many women don't know about all of today's options. This knowledge gap – combined with physicians' busy schedules – creates a need for effective counseling materials. We provide insights to develop communications that are accurate and well-balanced so women can understand their options and, in consultation with doctors, make their own best choices.

CHRISTINE FISCHER
Global Director, Global Market Research, Primary Care





NuvaRing is a once-monthly, flexible vaginal ring offering reliable pregnancy protection. In a one-month period, NuvaRing is inserted, removed after three weeks, and then a new ring is inserted no more than seven days later.

Christine Fischer, global director, Global Market Research, Primary Care, prepares for a focus group session in Edison, N.J., to better identify the needs of physicians and consumers.

Leader in Rx-to-OTC Switches

Re-inventing MiraLAX

My friend and colleague Nancy Miller-Rich, head of New Ventures and Strategic Commercial Development, coordinated the licensing from Braintree Laboratories of MiraLAX, a prescription laxative, as an over-the-counter (OTC) product. MiraLAX was once the most-prescribed U.S. laxative, but it was facing generic competition and declining market share. Upon acquiring the product, we collaborated with Braintree to "re-invent" MiraLAX by "switching" it from prescription to making it available as a non-prescription product. This was the first such laxative switch in more than 30 years. By August 2008, just 17 months after launch, MiraLAX had become the nation's top-selling* OTC laxative brand. Now our challenge is to keep up the momentum – and we are already working on innovative new formulations and package designs.

KIM McCORMACK
Senior Product Manager, OTC Marketing, Consumer Health Care



MiraLAX
MiraLAX

Kim McCormack (right), senior product manager, OTC Marketing, chats with Nancy Miller-Rich, group vice president, New Ventures and Strategic Commercial Development, at Consumer Health Care headquarters in Roseland, N.J.

For more information: www.miralax.com
*** Based on Nielsen dollar sales data**

Bringing Advanced Treatments To Patients in Romania

Dynamic Emerging Market

We have a highly educated, entrepreneurial work force here in Romania. People's lifestyles are transforming in front of our eyes. Construction projects are nearly everywhere. You really can see change happening all around.

At Schering-Plough, we are growing rapidly by bringing innovative new medicines to the patients in Romania.

Our rheumatology franchise presents an exceptional opportunity. REMICADE* is our leading product. It offers advanced treatment for patients with inflammatory disorders like rheumatoid arthritis. Introduced here about eight years ago, REMICADE had insurance reimbursement for only two conditions up until July 2008. Now, all five major indications are reimbursed by insurance, and that's making a huge difference in the types and number of patients who can benefit from this medicine. The difference this medicine can make in people's lives is amazing. This is a big part of the satisfaction of my job.



REMICADE, a treatment for rheumatoid arthritis and other inflammatory conditions, is Schering-Plough's largest-selling product in Romania.

From medieval towns to metropolitan centers, Romania is becoming one of the fastest-growing markets in Central-Eastern Europe.

We're also looking forward to when golimumab, our next advance in immunology, receives EU marketing clearance. Whereas REMICADE is administered by intravenous infusion, golimumab can be given by subcutaneous injection, giving physicians and patients more delivery choices.

CARMEN MIHAI
Product Specialist, Rheumatology, Romania

* REMICADE (infliximab) is sold by Schering-Plough in countries outside the U.S. (except in Japan and certain other Asian markets).
See inside back cover for more information.



Donations of Rabies Vaccines

Saving Lives *in the Serengeti*

An estimated 25,000 people in Africa die annually from rabies, and most are children. The disease's main carriers are domestic dogs. By vaccinating them, we can control the disease in humans, wildlife and dogs. The Afya Serengeti project in Tanzania was created to ensure widespread vaccination of dogs in villages. We donate and transport the vaccine, and a project team organizes vaccination campaigns in local villages. After the first vaccination campaigns, the number of people needing hospital care for rabid dog bites in these areas had dropped by 82 percent.* We're not just saving family pets, we're saving families. I'm proud to be part of a company that's really making a difference.

KARIN JAGER
Global Marketing Lead, Companion Animal Vaccines & Equine, Intervet/Schering-Plough Animal Health, Boxmeer, the Netherlands



Karin Jager leads the Afya Serengeti project for Intervet/Schering-Plough Animal Health. Afya Serengeti means "health for Serengeti" in Swahili.

* Data from study conducted by S. Cleaveland, BSc., VetMB., Ph.D., University of Glasgow

Providing Full Range of Animal Health Products, Services

Experts in the Field

Our customers are often amazed by the range of what we can do for them. As the world's largest animal health business, Intervet/Schering-Plough Animal Health offers a wide spectrum of products and services, from prevention to treatment to disease control. One of the major challenges facing our customers today is bovine respiratory disease (BRD), which can be enormously costly to cattle producers. Here in France, we've created a program that connects us with practitioners who need the latest information on vaccination protocols, clarification of a BRD diagnosis or an on-site consultation. This is just one of the ways we work to meet our customers' needs.

LOIC OLIVIERO, D.V.M.
Technical Manager, Bovine Vaccines, Intervet/Schering-Plough Animal Health, France



Loic Oliviero, D.V.M. (left), of Intervet/Schering-Plough Animal Health, discusses treatments with Benoit Brisard, a cattle farmer near Alençon, Normandy, France.

Pasteurella bacteria (highlighted in green) multiply at a phenomenal rate in the lungs and present a key challenge to managing bovine respiratory disease (BRD).

(Image provided by Institute for Animal Health, Compton, UK)

Our Medicines and Products

PRESCRIPTION PHARMACEUTICALS

(Therapy areas and products in alphabetical order; not all products or indications listed)

Cardiovascular Disease

INTEGRILIN (eptifibatide) Injection
For patients with acute coronary syndrome and those undergoing percutaneous coronary intervention

ORGARAN[1] (danaparoid sodium)
Nonheparin antithrombotic


PTP 500Tabs.
10mg/Tab.
Zetia
(ezetimibe) Tablets
Schering-Plough


10mg/10mg Tabletten
INEGY
MSD

VYTORIN[2] / INEGY / ZINTREPID (ezetimibe/simvastatin)
Cholesterol-lowering medicine containing ZETIA and Merck & Co., Inc.'s statin *Zocor*

ZETIA[3] / EZETROL / ZIENT (ezetimibe)
Novel cholesterol-absorption inhibitor

Central Nervous System

REMERONSOLTAB (mirtazapine)
Antidepressant

SUBUTEX[1] (buprenorphine) and SUBOXONE[1] (buprenorphine/naloxone)
Treatments for opioid dependency

Anesthesia


bridion
100 mg/ml
solution for injection
sugammadex
IV
1 ml contains 100 mg sugammadex (as sodium salt).
10 vials
2 ml=200 mg

BRIDION[1] (sugammadex)
Neuromuscular blockade reversal agent

NORCURON[1] (vecuronium bromide)
Muscle relaxant

ZEMURON / ESMERON / ESLAX (rocuronium bromide)
Muscle relaxant

Immunology and Infectious Disease

AVELOX[4] (moxifloxacin)
Fluoroquinolone antibiotic

NOXAFIL (posaconazole)
Oral antifungal for prevention and (in EU) treatment of certain serious invasive fungal infections


100 mg/fiole
REMICADE
INFLIXIMAB
Poudre pour solution
stérile et lyophilisée
10 mg/mL
Modulateur
des réactions biologiques
1 FIOLE
DIN 02244016
* Marque déposée
SCHERING

PEGINTRON (peginterferon alfa-2b)
Pegylated interferon for chronic hepatitis C

REMICADE[1] (infliximab)
Monoclonal antibody for rheumatoid arthritis, psoriatic arthritis, ankylosing spondylitis, adult and pediatric Crohn's disease, ulcerative colitis and psoriasis

Oncology

CAELYX[1] (pegylated liposomal doxorubicin HCl injection)
Pegylated liposomal anthracycline for ovarian cancer, Kaposi's sarcoma, metastatic breast cancer and multiple myeloma

INTRON A (interferon alfa-2b)
Alpha interferon for certain cancers and chronic hepatitis B and C

TEMODAR / TEMODAL (temozolomide)
Cytotoxic alkylating agent for certain types of brain tumors

Respiratory

ASMANEX TWISTHALER
(mometasone furoate inhalation powder)
Orally inhaled corticosteroid for asthma

CLARINEX / AERIUS / NEOCLARITYN
(desloratadine)
Family of nonsedating antihistamines (some in combination with a decongestant) for allergies

FORADIL AEROLIZER[4]
(formoterol fumarate inhalation powder)
Long-acting beta2-agonist for asthma, chronic obstructive pulmonary disease and prevention of exercise-induced bronchospasm


NASONEX

NASONEX (mometasone furoate monohydrate)
Nasally inhaled corticosteroid for prevention and treatment of nasal allergy symptoms

PROVENTIL HFA (albuterol sulfate)
Short-acting beta2-agonist inhaler for asthma

Women's Health

Fertility

FOLLISTIM / PUREGON (follitropin beta)
Fertility treatment

Gynecology

CERAZETTE[1] (desogestrel)
Progestogen-only oral contraceptive

IMPLANON (etonogestrel implant)
Single-rod subdermal contraceptive implant

LIVIAL[1] (tibolone)
Menopausal therapy

MARVELON[1] / MERCILON[1]
(desogestrel ethinyl estradiol)
Combined oral contraceptive


Follistim Pen®
For use only with
Follistim AQ Cartridge, available separately

NUVARING
(etonogestrel ethinyl estradiol)
Vaginal contraceptive ring

ANIMAL HEALTH

AQUAFLOR (florfenicol)
Antibiotic for farm-raised fish

AQUAVAC and NORVAX
Vaccines against bacterial and viral disease in fish

BANAMINE (flunixin meglumine)
Anti-inflammatory for cattle, horses and swine

CIRCUMVENT and PORCILIS
Vaccines to protect pigs against porcine circovirus

COCCIVAC and PARACOX
Coccidiosis vaccines for poultry

CONTINUUM and NOBIVAC
Vaccine lines for dogs and cats

ESTRUMATE (cloprostenol)
Treatment for fertility disorders in cattle

EXSPOT (permethrin) and SCALIBOR (deltamethrin)
Protection against bites from fleas, ticks, mosquitoes and sand flies

HOMEAGAIN
Proactive U.S. pet recovery network

INNOVAX and NOBILIS
Vaccine lines for poultry

NUFLOR (florfenicol)
Antibiotic for cattle, swine and fish


Nuflor
(FLORFENICOL)
Injectable Solution

OTOMAX (gentamicin sulfate, betamethasone valerate, clotrimazole) and MOMETAMAX (gentamicin sulfate, mometasone furoate monohydrate, clotrimazole)
Ear ointments for acute and chronic otitis in dogs

PG 600
Treatment to stimulate fertility in swine

REGUMATE and MATRIX (altrenogest)
Fertility management for horses and swine

SAFE-GUARD and PANACUR (fenbendazole)
Broad-spectrum anthelmintic (dewormer) for use in many animals

SLICE (emamectin)
Parasiticide for sea lice in salmon

TRI-MERIT
Data management tool for cattle

VETSULIN / CANINSULIN (porcine insulin zinc suspension)
Diabetes mellitus treatment for dogs and/or cats

VISTA and BOVILIS
Vaccine lines for respiratory and reproductive infectious diseases in cattle

ZILMAX (zilpaterol) and REVALOR (trenbolone/estradiol)
Treatment to improve production efficiencies in beef cattle

CONSUMER HEALTH CARE

AFRIN
Nasal sprays for relief of nasal congestion


Claritin
Claritin
Claritin-D
Allergy & Congestion
Claritin
RediTabs
Claritin
Allergy

CLARITIN / CLARITYNE
Family of nonsedating antihistamines (some in combination with a decongestant) for allergies (sold as a prescription product in some countries outside the U.S.)

COPPERTONE
Sun care products

CORICIDIN HBP
Decongestant-free cold/flu medicine for people with high blood pressure

DR. SCHOLL'S
Foot care products

LOTRIMIN
Topical antifungal products

MIRALAX
Treatment for occasional constipation

1 Sold by Schering-Plough outside the U.S. only
2 Managed by a joint venture with Merck & Co., Inc.
3 Managed by a joint venture with Merck & Co. Inc.; in Japan, marketed through a collaboration with Bayer Yakuhin Ltd.
4 Sold by Schering-Plough in the U.S. only

See inside back cover for Information on Licensed Products.

For more information about our products, please visit www.schering-plough.com/products/index.aspx

Senior Leaders

EXECUTIVE MANAGEMENT TEAM AND ADVISORS

At Schering-Plough, members of the Executive Management Team (EMT) are responsible for working with the CEO to set the company's overall direction and to translate our strategies into execution on a global basis. The first accountability of EMT members is to the overall performance of the corporation, operating as a top management team. Their second accountability is for the performance of the business and functional units that they lead.

Robert J. Bertolini, *Executive Vice President and Chief Financial Officer*;
Richard S. Bowles III, Ph.D., *Senior Vice President, Global Quality Operations*;
C. Ron Cheeley, *Senior Vice President, Global Human Resources*;
Carrie S. Cox, *Executive Vice President and President, Global Pharmaceuticals*;
Fred Hassan, *Chairman and Chief Executive Officer*;
Thomas P. Koestler, Ph.D., *Executive Vice President and President, Schering-Plough Research Institute*;
Raul E. Kohan, *Senior Vice President and President, Global Animal Health*;
Ian A. T. McInnes, Ph.D., *Senior Vice President and President, Global Supply Chain*;
Lori Queisser, *Senior Vice President, Global Compliance & Business Practices*;
Thomas J. Sabatino, Jr., *Executive Vice President and General Counsel*;
Brent Saunders, *Senior Vice President and President, Consumer Health Care*.

OPERATIONS MANAGEMENT TEAM

Members of the Operations Management Team (OMT) are responsible for contributing to the strategic direction set by the CEO, with the support of the EMT. They are also the key link for company direction and priorities to our people – and from our people to senior management. The first accountability of OMT members is to the performance of the business and functional units that they lead. Their second accountability is as a collaborative operations team supporting the overall performance of the corporation.

Stanley F. Barshay, *Chairman, Consumer Health Care*;

Jeffrey Berkowitz, *Group Vice President, Global Market Access & U.S. Managed Markets*;

Robert J. Bertolini*, *Executive Vice President and Chief Financial Officer*;

Richard S. Bowles III, Ph.D.*, *Senior Vice President, Global Quality Operations*;

John M. Carroll, *Vice President, Global Internal Audits*;

C. Ron Cheeley*, *Senior Vice President, Global Human Resources*;

Carrie S. Cox*, *Executive Vice President and President, Global Pharmaceuticals*;

Lisa W. DeBerardine, *Vice President, Strategic Planning & Financial Forecasting*;

Margriet Gabriel-Regis, *Senior Vice President, Specialty Care Customer Group*;

Ellen Geisel, *Senior Vice President, Primary Care Customer Group*;

Francesco Granata, *Group Vice President and President, EUCAN Region I*;

Fred Hassan*, *Chairman and Chief Executive Officer*;

Thomas Haverty, M.D., *Group Vice President, Global Clinical Research, Schering-Plough Research Institute (SPRI)*;

Tessa Hilado, *Vice President & Treasurer*;

Alex Kelly, *Group Vice President, Global Communications & Investor Relations*;

Steven H. Koehler, *Vice President and Controller*;

Thomas P. Koestler, Ph.D.*, *Executive Vice President and President, SPRI*;

Raul E. Kohan*, *Senior Vice President and President, Global Animal Health*;

Ismail Kola, Ph.D., *Senior Vice President, Discovery Research, SPRI, and Chief Scientific Officer*;

Ian A. T. McInnes, Ph.D.*, *Senior Vice President and President, Global Supply Chain*;

Sean McNicholas, *Senior Vice President, Global Cardiovascular Products & U.S. Sales*;

C. David Nicholson, Ph.D., *Senior Vice President, Global Project Management & Drug Safety, SPRI*;

David A. Piacquad, *Senior Vice President, Business Development and Licensing*;

Lori Queisser*, *Senior Vice President, Global Compliance & Business Practices*;

Thomas J. Sabatino, Jr.*, *Executive Vice President and General Counsel*;

Karl D. Salnoske, *Vice President and Chief Information Officer, Global IT*;

Brent Saunders*, *Senior Vice President and President, Consumer Health Care*;

Robert J. Spiegel, M.D., *Senior Vice President, SPRI, and Chief Medical Officer*;

Bruno Strigini, *Group Vice President and President, EUCAN Region II*;

Gregory J. Szpunar, Ph.D, *Senior Vice President, Pharmaceutical Sciences and Drug Metabolism, SPRI*;

Masao Torii, *President, Schering-Plough K.K., Japan*;

Rodney Unsworth, *Group Vice President and President, Asia-Pacific*;

Pierre Verstraete, *Group Vice President and President, Latin America*;

Hugo Wahnish, *Vice President, Global Animal Health Regions*;

Susan Ellen Wolf, *Corporate Secretary, Vice President-Governance and Associate General Counsel.*

* EMT Member or Advisor

March 2009

Corporate Information

EXECUTIVE OFFICES
The company's executive offices are located at:
2000 Galloping Hill Road
Kenilworth, N.J. 07033-0530
Telephone: 908.298.4000

CORPORATE WEB SITE
The company's Web site address is www.schering-plough.com. Schering-Plough's Web site offers links to other Web sites providing information on company products and treatment categories, as well as patient assistance and support programs.

INVESTOR INFORMATION
Information of interest to shareholders is available in the Investor Relations section of the Web site, including news releases, investor frequently asked questions (FAQs), Securities and Exchange Commission filings, corporate governance guidelines and the charters of Committees of the Board of Directors. For additional information, investors can call the Investor Relations Department at 908.298.7436.

FINANCIAL REPORT
The company's 2008 Financial Report with financial results for 2008 is available on the Web site in the Investor Relations section or by calling the Investor Relations Department at 908.298.7436 or writing to the executive offices.

SHARES LISTED
New York Stock Exchange (Ticker Symbol: SGP)

INFORMATION ON LICENSED PRODUCTS

Schering-Plough has exclusive rights in the U.S. and Puerto Rico under a 2004 strategic agreement with Bayer to market, sell and distribute Bayer's AVELOX (moxifloxacin HCl) antibiotic and to undertake Bayer's U.S. commercialization activities for the erectile dysfunction medicine LEVITRA (vardenafil HCl) under Bayer's co-promotion agreement with GlaxoSmithKline.

CAELYX (pegylated liposomal doxorubicin HCl) is licensed for marketing outside the U.S., except in Japan and Israel, from ALZA Corporation. CAELYX is marketed as DOXIL® in the U.S. by Centocor Ortho Biotech Products, L.P.

A license on certain patents covering the commercialization of FOLLISTIM was obtained by Organon from Merck Serono.

Schering-Plough has exclusive U.S. marketing rights to FORADIL AEROLIZER (formoterol fumarate inhalation powder) under a 2002 agreement with Novartis Pharmaceuticals Corporation.

Through a licensing agreement with Millennium Pharmaceuticals, Inc., Schering-Plough markets INTEGRILIN (eptifibatide) Injection, a GP IIb-IIIa inhibitor, in the U.S. and certain countries outside the U.S.

PEGINTRON (peginterferon alfa-2b) uses proprietary pegylation technology licensed from Enzon Pharmaceuticals, Inc. From Valeant Pharmaceuticals International, Schering-Plough has rights to market oral ribavirin for hepatitis C in all major world markets.

REMERONSOLTAB (mirtazapine) uses the OraSolv® technology in the delivery mechanism of this fast-dissolving (ODT) formulation of mirtazapine under a license from CIMA LABS Inc.

Schering-Plough has marketing rights to REMICADE (infliximab) through an agreement with Centocor, Inc. (n/k/a Centocor Ortho Biotech Inc.), a Johnson & Johnson company, in all countries outside the U.S., except in Japan, Indonesia and Taiwan where Mitsubishi Tanabe Pharma Corporation markets the product, and in China and Hong Kong where Xian-Janssen and Janssen-Cilag, respectively, market REMICADE.

SUBOXONE and SUBUTEX were developed by Reckitt Benckiser Healthcare Ltd., and are marketed in the U.S. by Reckitt Benckiser Pharmaceuticals Inc. Schering-Plough licenses marketing rights to SUBOXONE and SUBUTEX in Europe, Canada and certain countries in the world from Reckitt Benckiser.

TEMODAR (temozolomide) (marketed as TEMODAL in certain countries) is licensed for worldwide marketing from Cancer Research Technology Ltd.

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SW-COC-001530
© 1996 Forest Stewardship Council
FSC

The paper used in the printing of this Company Overview is certified by Smartwood to the FSC Standards, which promotes environmentally appropriate, socially beneficial and economically viable management of the world's forests. The paper contains a mix of pulp that is derived from FSC certfified well-managed forests, post-consumer recycled paper fibers and other controlled sources.

Schering-Plough

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033-0530
USA
908.298.4000
www.schering-plough.com